

LMFUNDING
AMERICA, INC.

NASDAQ: LMFA

2022

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ TO**
Commission File Number 001-37605

LM FUNDING AMERICA, INC.
(Exact name of Registrant as specified in its Charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**47-3844457** **(I.R.S. Employer Identification No.)**
1200 Platt Street Suite 1000 Tampa, FL **(Address of principal executive offices)**	**33602** **(Zip Code)**

Registrant's telephone number, including area code: (813) 222-8996

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
Common Stock par value $0.001 per share	LMFA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of voting and nonvoting common equity held by non-affiliates of the Registrant, as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $10,668,600 based on the closing sales price as reported on the NASDAQ Capital Market as of such date.

The number of shares of the Registrant's common stock outstanding as of March 25, 2023 was 13,091,883.

Documents Incorporated By Reference

Information required by Part III is incorporated by reference from registrant's Proxy Statement for its 2023 annual meeting of stockholders or an amendment to this Annual Report on Form 10-K, which will be filed with the Securities and Exchange Commission within 120 days after the end of its fiscal year ended December 31, 2022.

Table of Contents

PART I

Item 1. Business.

LM Funding America, Inc. ("we", "our", "LMFA", or the "Company") currently has two lines of business: our recently commenced cryptocurrency mining business and our historical specialty finance business.

On September 15, 2021, we announced our plan to operate in the Bitcoin mining ecosystem, and we commenced Bitcoin mining operations in late September 2022. This business operation deploys our computing power to mine Bitcoin and validate transactions on the Bitcoin network. We believe that developments in Bitcoin mining have created an opportunity for us to deploy capital and conduct large-scale mining operations in the United States. We conduct this business through a wholly owned subsidiary, US Digital Mining and Hosting Co, LLC, a Florida limited liability company ("US Digital"), which we formed in 2021 to develop and operate our cryptocurrency mining business.

With respect to our specialty finance business, the Company has historically engaged in the business of providing funding to nonprofit community associations primarily located in the state of Florida. We offer incorporated nonprofit community associations, which we refer to as "Associations," a variety of financial products customized to each Association's financial needs. Our original product offering consists of providing funding to Associations by purchasing their rights under delinquent accounts that are selected by the Associations arising from unpaid Association assessments. Historically, we provided funding against such delinquent accounts, which we refer to as "Accounts," in exchange for a portion of the proceeds collected by the Associations from the account debtors on the Accounts. In addition to our original product offering, we also purchase Accounts on varying terms tailored to suit each Association's financial needs, including under our New Neighbor Guaranty™ program.

Cryptocurrency Mining Business

Bitcoin was introduced in 2008 with the goal of serving as a digital means of exchanging and storing value. Bitcoin is a form of digital currency that depends upon a consensus-based network and a public ledger called a "blockchain", which contains a record of every Bitcoin transaction ever processed. The Bitcoin network is the first decentralized peer-to-peer payment network, powered by users participating in the consensus protocol, with no central authority or middlemen, that has wide network participation. The authenticity of each Bitcoin transaction is protected through digital signatures that correspond with addresses of users that send and receive Bitcoin. Users have full control over remitting Bitcoin from their own sending addresses. All transactions on the Bitcoin blockchain are transparent, allowing those running the appropriate software to confirm the validity of each transaction. To be recorded on the blockchain, each Bitcoin transaction is validated through a proof-of-work consensus method, which entails solving complex mathematical problems to validate transactions and post them on the blockchain. This process is called mining. Miners are rewarded with Bitcoins, both in the form of newly-created Bitcoins and fees in Bitcoin, for successfully solving the mathematical problems and providing computing power to the network.

Factors such as access to computer processing capacity, interconnectivity, electricity cost, environmental factors (such as cooling capacity) and location play important roles in mining. In Bitcoin mining, "hashrate" is a measure of the computing and processing power and speed by which a mining computer mines and processes transactions on the Bitcoin network. We expect to continue increasing our computing power through 2023 and beyond as we expand the number of active mining machines. A company's computing power measured in Hashrate is generally considered to be one of the most important metrics for evaluating Bitcoin mining companies.

We obtain Bitcoin as a result of our mining operations, and we sell Bitcoin from time to time, to support our operations and strategic growth. We plan to convert our Bitcoin to U.S. dollars. We may engage in regular trading of Bitcoin or engage in hedging activities related to our holding of Bitcoin. However, our decisions to hold or sell Bitcoin at any given time may be impacted by the Bitcoin market, which has been historically characterized by significant volatility. Currently, we do not use a formula or specific methodology to determine whether or when we will sell Bitcoin that we hold, or the number of Bitcoins we will sell. Rather, decisions to hold or sell Bitcoins are currently determined by management by monitoring the market in real time.

Equipment Purchases

During 2021, we committed to purchasing an aggregate of 5,046 Bitcoin S19J Pro Antminer cryptocurrency mining machines for an aggregate purchase price of $31.6 million (the "Mining Machines") from Bitmain. This contract allowed for a reduction in purchase price if Bitcoin price declined prior to shipment. Due to the variable nature of the contract, we were credited an aggregate total of approximately $7.2 million toward the 40% purchase price that is normally paid upon the shipment of a batch. We received all of the Mining Machines purchased during 2021 from August 2022 through November 2022.

On August 31, 2022, the Company committed to purchasing an additional 400 Bitcoin Miner S19J Pro machines from Bitmain for an aggregate purchase price of approximately $1.3 million which were delivered in December 2022. The Company paid the full purchase price within 7 days of the date of the signing of the agreement.

Additionally, on September 20, 2022, the Company committed to purchasing 200 Bitcoin Miner S19 XP machines from Bitmain for an aggregate purchase price of approximately $1.3 million, which was fully paid in 2022. There were 204 S19 XP machines delivered in January 2023.

We purchased an additional 65 S19 XP machines on December 20, 2022 and another 125 S19 XP machines on January 15, 2023 from Bitmain for an aggregate purchase price of approximately $1.1 million. We used various Bitmain credits and coupons totaling approximately $0.6 million to pay for the 65 S19 XP machines that were ordered in December 2022, and in January 2023 we paid the remaining $0.5 million non-refundable payment relating to the 125 S19 XP machines in cash. All 190 XP machines are anticipated to be delivered in April 2023.

During the year ended December 31, 2022, the Company paid approximately $12.7 million to Bitmain for deposits related to mining equipment and payments of $1.9 million were made to various shipping vendors for transportation and customs costs related to the equipment. Since the inception of our contracts with Bitmain, we have paid an aggregate of approximately $26.4 million to Bitmain and related vendors relating to the purchase of these machines through December 31, 2022, and paid an additional $0.5 million in January 2023 under the Bitmain contracts that was due as of December 31, 2022.

As of March 27, 2023, we have approximately 3,700 machines with hashing capacity of approximately 0.37 EH/s. We have approximately 1,900 S19J Pro Antminer machines representing approximately 0.19 EH/s hashing power in storage awaiting placement at a hosting site.

Hosting Contracts

On September 5, 2022, the Company, through its wholly-owned subsidiary, US Digital, entered into a hosting agreement (the "Core Hosting Agreement") with Core Scientific Inc. ("Core") pursuant to which Core agreed to host the 1,200 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of one year, with automatic renewals unless we or Core notifies the other in writing not less than ninety (90) calendar days before such renewal of its desire for the order not to renew unless terminated sooner pursuant to the terms of the Core Hosting Agreement. In October 2022, the Company entered into additional orders with Core under the Core Hosting Agreement to host an additional 1,778 machines. As required under the Core Hosting Agreement, the Company has paid approximately $2.2 million as of December 31, 2022 as a deposit. As of March 27, 2023, Core has energized 2,978 of our machines located at their sites with a hashing capacity of approximately 0.30 EH/s on a daily basis. In December 2022, Core filed for Chapter 11 bankruptcy in the U.S. Bankruptcy Court for the Southern District of Texas. Core's bankruptcy filing has not negatively impacted our mining ability at their sites as of March 27, 2023.

On January 26, 2023, the Company entered into a hosting agreement (the "Phoenix Hosting Agreement") with Phoenix Industries Inc. ("Phoenix") pursuant to which Phoenix agreed to host 228 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of two years. This Phoenix Hosting Agreement will renew automatically for an additional two years if we provide written notice to Phoenix of its desire of renewal at least sixty (60) days in advance of the conclusion of the initial term of two years, unless terminated sooner pursuant to the terms of the Phoenix Hosting Agreement. As required under the Phoenix Hosting Agreement, the Company paid approximately $36 thousand as a deposit in January 2023. These machines were energized in January 2023. As of March 27, 2023, Phoenix has energized 228 machines located at their sites with hashing capacity of approximately 0.02 EH/s on a daily basis.

On March 9, 2023, the Company entered into a hosting agreement (the "Longbow Hosting Agreement") with Longbow HostCo LLC. ("Longbow") pursuant to which Longbow agreed to host 500 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of two years. Upon written request from us at least ninety (90) days prior to the conclusion of the then current term and approval by Longbow, the term shall renew for successive one (1) year periods with a three percent (3%) increase as of the commencement of each renewal term unless terminated sooner pursuant to the terms of the Longbow Hosting Agreement. As required under the Longbow Hosting Agreement, the Company paid approximately $157 thousand as a deposit in March 2023. These machines were energized in March 2023. As of March 27, 2023, Longbow has energized 500 of our machines located at their sites with hashing capacity of approximately 0.05 EH/s on a daily basis.

On June 21, 2022, the Company entered into a Master Agreement, dated effective as of June 20, 2022, with Compute North LLC ("Compute North") under which Compute North had agreed to host up to 4,200 of US Digital's Bitcoin Miner S19J Pro machines and provide colocation, management and other services (the "Master Agreement"). The term of the Master Agreement was for 60 months, subject to earlier termination in specified circumstances. The Company paid a non-refundable co-location deposit of $1.3 million on June 21, 2022 under the Master Agreement. Compute North filed for Chapter 11 bankruptcy on September 22, 2022. We moved the 2,690 machines from Compute North into a storage facility during January and February 2023. Compute North had not energized any of our machines located at their site. We recorded an impairment charge of $1.0 million on our deposit in the fourth quarter of 2022 which is reported on our Consolidated Statements of Operations as Impairment loss on prepaid hosting deposits.

In October 2021, we entered into a sale and purchase agreement (the "Uptime Purchase Agreement") with Uptime Armory LLC ("Uptime") pursuant to which US Digital agreed to purchase, and Uptime agreed to supply to US Digital, an aggregate of 18 modified

40-foot cargo containers ("POD5ive containers") that would have been designed to hold and operate 280 S19 Pro Antminers manufactured by Bitmain. The purchase price of the POD5ive containers totaled $3.15 million, of which $2.4 million or 75% was paid in 2021 as a non-refundable down payment and the remaining 25% was paid after Uptime delivered a "notice of completion" of the equipment in 2022. However, no containers have been delivered as of December 31, 2022.

On November 8, 2022, LMFA filed an action in Florida circuit court against Uptime Armory, LLC and Bit5ive, LLC in a case styled US Digital Mining and Hosting Co. LLC v. Uptime Amory, LLC and Bit5ive, LLC (Fla. 11thCir. Ct., November 8, 2022). In that action, we alleged breach of contract and violation of the Florida Deceptive and Unfair Trade Practices Act and are seeking, among other things, damages of $3.15 million for non-delivery of the 18 POD5ive containers. The Defendants in this action filed a motion to compel confidential arbitration action. The court has now stayed the action in the Florida Circuit Court, and ordered the parties to confidential arbitration governed by the American Arbitration Association and the case is proceeding to arbitration. We recorded an impairment charge of $3.15 million on our mining machine deposit in the fourth quarter of 2022 and is reported on our Consolidated Statements of Operations as Impairment loss on prepaid mining machine deposits.

In October 2021, US Digital also entered into a hosting agreement with Uptime Hosting LLC (the "Hosting Agreement") to host the Company's 18 POD5ive containers at a secure location and provide power, maintenance and other services specified in the contract for 6 cents per kilowatt with a term of one year. Under the Hosting Agreement we paid a deposit of $0.8 million in 2021 and were required to pay an additional deposit for each container three months prior to delivery at the hosting site of $44 thousand and a final deposit for each container one month prior to arrival at the hosting site of $44 thousand. The deposits paid for hosting services under the Hosting Agreement are refundable. On June 29, 2022, the Company and Uptime Hosting LLC entered into a Release and Termination Agreement in which the Hosting Agreement was terminated and Uptime Hosting LLC agreed to pay the $0.8 million deposit. We recorded an impairment charge of $0.8 million on our prepaid hosting deposit in the fourth quarter of 2022.

Specialty Finance Business

In our specialty finance business, we purchase an Association's right to receive a portion of the Association's collected proceeds from owners that are not paying their assessments. After taking assignment of an Association's right to receive a portion of the Association's proceeds from the collection of delinquent assessments, we engage law firms to perform collection work on a deferred billing basis wherein the law firms receive payment upon collection from the account debtors or a predetermined contracted amount if payment from account debtors is less than legal fees and costs owed. Under this business model, we typically fund an amount equal to or less than the statutory minimum an Association could recover on a delinquent account for each Account, which we refer to as the "Super Lien Amount". Upon collection of an Account, the law firm working on the Account, on behalf of the Association, generally distributes to us the funded amount, interest, and administrative late fees, with the law firm retaining legal fees and costs collected, and the Association retaining the balance of the collection. In connection with this line of business, we have developed proprietary software for servicing Accounts, which we believe enables law firms to service Accounts efficiently and profitably.

Under our New Neighbor Guaranty program, an Association will generally assign substantially all of its outstanding indebtedness and accruals on its delinquent units to us in exchange for payment by us of monthly dues on each delinquent unit. This simultaneously eliminates a substantial portion of the Association's balance sheet bad debts and assists the Association to meet its budget by receiving guaranteed monthly payments on its delinquent units and relieving the Association from paying legal fees and costs to collect its bad debts. We believe that the combined features of the program enhance the value of the underlying real estate in an Association and the value of an Association's delinquent receivables.

Because we acquire and collect on the delinquent receivables of Associations, the Account debtors are third parties about whom we have little or no information. Therefore, we cannot predict when any given Account will be paid off or how much it will yield. In assessing the risk of purchasing Accounts, we review the property values of the underlying units, the governing documents of the relevant Association, and the total number of delinquent receivables held by the Association.

Markets, Geography and Major Customers

Bitcoin is a global store and exchange of value used by people across the world as an asset and to conduct daily transactions. Mining Bitcoin supports the global Bitcoin blockchain and the millions of people that depend on it for economic security and other benefits. Strictly speaking, there is no customer market for mining Bitcoin but we consider our mining pool operators as customers because they compensate us for providing processing power to the mining pool (see Item 1A. Risk Factors- "Our reliance on a third-party mining pool service provider for our mining revenue payouts may adversely affect an investment in us*.*"). We lease hosting space for our mining equipment from other hosting and mining companies.

Our specialty finance business focused on Associations is focused entirely in the state of Florida.

Working Capital Items

The Bitcoin mining industry is highly competitive and dependent on specialized mining machines that have few manufacturers. Machine purchases require large down payments and miner deliveries often arrive many months after initial orders are placed. However, over the last 12 months, we have seen a significant improvement in the availability and pricing for Bitcoin mining machines. The current market conditions have provided opportunities to purchase both new and used machines on the spot-market from other miners or retail-dealers of machines for better financial terms and delivery terms, but there can be no guarantee that such opportunities will continue on a long-term basis. Currently, we are purchasing mining machines direct from Bitmain.

In addition to the approximate 3,700 machines in operation as of March 27, 2023, the Company has approximately 1,900 S19J Pro Antminer machines in storage awaiting placement at a hosting site. We also expect to receive an additional 190 miners in the second quarter of 2023 which have been fully prepaid. The Company expects to enter into additional agreements to purchase more miners in the coming years. The majority of miners we operate and expect to operate once received are the latest generation of miners manufactured by Bitmain, including the S19J-Pro and S19 XP.

Materials and Suppliers

We engage in the operation of high efficiency Bitcoin mining machines. These specialized computers, often called mining rigs, have few manufacturers. All of the machines we purchased this year were manufactured by Bitmain, one of the preeminent manufacturers of Bitcoin mining rigs. It is headquartered in China and manufactures throughout Asia.

Historically, we have been able to manage our supply chains effectively, but global supply chains continue to be constrained, and from time-to-time experience substantial increases in shipping costs and logistical delays as we make efforts to ensure timely delivery of equipment. There can be no certainty that we will not be affected in the future, and we believe that there is a significant risk that equipment supply chains will continue to be affected in 2023.

While some macro-economic indicators available as of the date of this filing suggest that inflation may be slowing, inflationary pressures impact virtually all aspects of our materials and suppliers, including power prices, and are likely to impact our fiscal year 2023.

As indicated above, bankruptcies of hosting companies may pose a risk to our ability to mine Bitcoin. We do not have any business relationships with some of the notable crypto companies that have declared bankruptcy such as Three Arrow Capital, FTX, Genesis Global Holdco, Genesis Asia Pacific, BlockFi, Voyager Digital and Celsius.

Environmental Issues

No significant pollution or other types of hazardous emission result from the Company's direct operations and it is not anticipated that our operations will be materially affected by federal, state or local provisions concerning environmental controls. Our costs of complying with environmental, health and safety requirements have not been material.

There are increasing concerns over the large energy usage of Bitcoin mining and its effects on the environment. Many media reports focus exclusively on the energy requirements of Bitcoin mining and cite it as an environmental concern. However, we do not believe that existing or pending climate change legislation, regulation, or international treaties or accords are reasonably likely to have a material effect in the foreseeable future on our business or markets that we serve, nor on our results of operations, capital expenditures or financial position. We continue to monitor emerging developments in this area.

Competition

Bitcoin mining is a global activity. During fiscal year 2021, a majority of Bitcoin mining occurred in China. After China banned Bitcoin mining in May 2021, the center of mining moved to North America. Although Bitcoin mining by its nature is not a directly competitive business, all miners compete for Bitcoin rewards; based on this, we define competitors as other Bitcoin miners. Our competitors include large, publicly-listed mining companies, large private mining companies, and, in some cases, independent, individual miners who pool resources. We believe our principal competitive advantages include our energy background, a combination of owned, operated, and co-located miners and facilities, our strategic use of the Bitcoin we mine to fund operations growth, and our commitment to sustainable business practices, including sourcing renewable energy. Within North America, our major competitors include:

- Marathon Digital Holdings
- Riot Blockchain, Inc.
- Core Scientific, Inc.
- Bitfarms LTD.
- Iris Energy Limited
- Clean Spark

In addition to the foregoing, we compete with other companies that focus all or a portion of their activities on mining activities at scale. We face significant competition in certain operational aspects of our business, including, but not limited to, the acquisition of new miners, obtaining low cost electricity, obtaining access to energy sites with reliable sources of power, and evaluating new technology developments in the industry.

Intellectual Property

We do not currently own any patents in connection with our existing and planned Bitcoin mining related operations. We do rely, and expect to continue relying, upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights.

Government Regulation

Bitcoin Mining

Cryptocurrency mining is largely an unregulated activity at both the state and federal level. We anticipate that cryptocurrency mining will be a focus for increased regulation in the near- and long-term, and we cannot predict how future regulations may affect our business or operations. State regulation of cryptocurrency mining is important with respect to where we conduct our mining operations. The majority of our mining facilities are located in Kentucky, which we believe currently has one of the most favorable regulatory environments for cryptocurrency miners.

In March 2022, the United States announced plans to establish a unified federal regulatory regime for cryptocurrency, and a group of United States Senators sent a letter to the United States Treasury Department asking Treasury Secretary Yellen to investigate Treasury's ability to monitor and restrict the use of cryptocurrencies to evade sanctions imposed by the United States. We are unable to predict the impact that any new regulations may have on our business at the time of filing this Annual Report. We continue to monitor and proactively engage in dialogue on legislative matters related to our industry.

In August 2021, the chair of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The chair expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from "falling between regulatory cracks," as well as for more resources to protect investors in "this growing and volatile sector." The chair called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking "additional plenary authority" to write rules for digital asset trading and lending. In addition, it is possible the failure of FTX Trading Ltd. ("FTX") in November 2022 and the resulting market turmoil could lead to increased SEC, CFTC, or criminal investigations, enforcement, and/or other regulatory activity.

While these statements are focused on digital asset exchanges (not Bitcoin miners), the failure of large exchanges, such as the recent failure of the exchange operated by FTX Trading Ltd. ("FTX"), who applied for Chapter 11 bankruptcy in November 2022, may impact the adoption and value of Bitcoin. Additionally, because we store and sell our Bitcoin on exchanges, we may also be potentially impacted by exchange failures in that respect. For those reasons, we carefully vet our custodians for adequate compliance with U.S. laws as well as liquidity, using the information available to us, but we cannot be certain that we will be able to avoid the negative effects of a large exchange failure. We have not been directly impacted by the FTX bankruptcy other than the impact it had on the price of Bitcoin.

As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC, CFTC, and other agencies, which may affect our mining and other activities. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see Part I, Item 1A. "Risk Factors" beginning on page 11 of this Annual Report.

Cybersecurity

Our share of Bitcoins mined from our pools are initially received by us in wallets we control. We currently sell the majority of the Bitcoin we mine and utilize hot wallets to hold this Bitcoin immediately prior to selling for working capital purposes. We hold any remainder of our Bitcoin in cold storage. Bitcoins we mine or hold for our own account may be subject to loss, theft or restriction on access. Hackers or malicious actors may launch attacks to steal, compromise or secure Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms (including Coinbase), cold and hot storage locations or software, or by other means. We may be in control and possession of substantial holdings of Bitcoin, and as we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats.

To our knowledge there has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company or its subsidiaries hard wallets, cold wallets, information technology and computer systems, networks, hardware, software, data and databases, equipment or technology. We have not been notified of, and have no knowledge of any event or condition that could result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT systems and data, and we have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of our IT systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. We are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT systems and data and to the protection of such IT systems and data from unauthorized use, access, misappropriation or modification.

Human Capital

We believe that our future success depends, in no small part, on our ability to continue to attract, hire, and retain qualified personnel. As of March 31, 2023, we had 8 employees, all of which were full time and all located in the United States. We believe that we have adequate personnel and resources with the specialized skills required to carry out our operations successfully. Employees participate in equity incentive plans and receive what we believe is generous compensation in the form of salary and benefits. We continually seek to hire and retain talented professionals, although the competition for such personnel in our segments is significant. None of our employees are represented by a labor union, and we have never experienced a work stoppage. We believe we have a strong and engaging relationship with our employees.

We use outside consultants, attorneys, and accountants, as necessary. We endeavor to maintain a workplace that is free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. The basis for recruitment, hiring, development, training, compensation and advancement is a person's qualifications, performance, skills and experience. We believe that our employees are fairly compensated, without regard to gender, race and ethnicity, and routinely recognized for outstanding performance.

Corporate Information

The Company was originally organized in January 2008 as a Florida limited liability company under the name LM Funding, LLC. Prior to our initial public offering in 2015, all of our business was conducted through LM Funding, LLC and its subsidiaries. Immediately prior to our initial public offering in October 2015, the members of the LM Funding, LLC contributed all of their membership interests to LM Funding America, Inc., a Delaware corporation incorporated on April 20, 2015 ("LMFA"), in exchange for shares of the common stock of LMFA. Immediately after such contribution and exchange, the former members of LM Funding, LLC became the holders of 100% of the issued and outstanding common stock of LMFA, thereby making LM Funding, LLC a wholly-owned subsidiary of LMFA.

The Company organized two new subsidiaries in 2020: LMFA Financing LLC, a Florida limited liability company, on November 21, 2020, and LMFAO Sponsor LLC, a Florida limited liability company ("Sponsor"), on October 29, 2020. LMFAO Sponsor LLC organized a subsidiary, LMF Acquisition Opportunities Inc., on October 29, 2020. LM Funding America Inc. organized a subsidiary, US Digital Mining and Hosting Co., LLC. ("USDM"), on September 10, 2021. USDM has created various 100% owned subsidiaries to engage in business in various states. The Company also from time to time organizes other subsidiaries to serve a specific purpose or hold a specific asset.

Where you can Find More Information

We maintain a corporate website at: https://www.lmfunding.com. The contents of this websites is not incorporated in, or otherwise to be regarded as part of, this Annual Report.

We are required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information, including our proxy statement, with the Securities and Exchange Commission ("SEC"). The public can obtain copies of these materials by accessing the SEC's website at http://www.sec.gov. In addition, as soon as reasonably practicable after these materials are filed with or furnished to the SEC, we will make copies available to the public free of charge through our website, https://www.lmfunding.com. The information on our website is not incorporated into, and is not part of, this Annual Report on Form 10-K or our other filings with the SEC.

Item 1A. Risk Factors.

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks actually occur, our business, financial condition, results of operations, or cash flow could be materially and adversely affected and you may lose all or part of your investment.

Risks Relating to our Business -- General Risks

- Our quarterly operating results may fluctuate and cause our stock price to decline.
- Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our Board of Directors and management.
- We may inadvertently become subject to the requirements of the Investment Company Act, which would limit our business operations and require us to spend significant resources to comply with the Investment Company Act.
- A reversal of the U.S. economic recovery and a return to volatile or recessionary conditions in the United States or abroad could adversely affect our business or our access to capital markets in a material manner.
- We have been adversely affected by the effects of inflation.
- We may need financing in the future to sustain and expand our operations and may not be able to obtain such financing on acceptable terms, or at all.
- We maintain our cash at financial institutions, which at times, exceed federally insured limits.

Risks Relating to Our Cryptocurrency Mining Business

- Our cryptocurrency mining business is in an early stage of development and may not be able to achieve profitability.
- Our limited operating history in the cryptocurrency mining business makes evaluating our business difficult.
- Operating results may fluctuate due to the highly volatile nature of cryptocurrency markets.
- The uncertain impact of geopolitical and economic events on the demand for Bitcoin may adversely affect our business.
- We have exposure to pricing risk and volatility associated with the value of Bitcoin because we do not currently hedge our investment in Bitcoin.
- The sale of our Bitcoins to pay for expenses at a time of low Bitcoin prices could adversely affect an investment in us.
- Our mining costs may exceed our mining revenues.
- We face the risk of the development and acceptance of competing blockchain platforms or technologies.
- We will be exposed to risks and potential unexpected costs related to disruptions or other failures in the supply chain for cryptocurrency hardware and difficulties in obtaining new hardware.
- Bankruptcy of our hosting vendors, including the recent bankruptcy filing by Compute North and Core Scientific, could lead to interruption of service and could adversely affect our business and results of operations.
- Because our miners are designed specifically to mine Bitcoin and may not be readily adaptable to mining other cryptocurrencies, a sustained decline in Bitcoin's value could adversely affect our business and results of operations.
- Our reliance primarily on a single supplier of miners may subject our operations to increased risk of design flaws.
- We may not be able to realize the benefits of forks.
- The reward for successfully solving a block will halve in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.
- If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.
- Transaction fees may decrease demand for Bitcoin and prevent expansion.
- Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times.
- Our reliance on a third-party mining pool service provider for our mining revenue payouts may adversely affect us.
- We face risks from the open-source structure of the Bitcoin network protocol and any failure to properly monitor and upgrade the protocol.
- We face risks from potential Internet disruptions.
- Banks and financial institutions may not provide services to businesses that engage in cryptocurrency-related activities.
- The loss or destruction of private keys required to access our Bitcoins may be irreversible.
- We may not have adequate sources of recovery if our digital assets are lost, stolen or destroyed.
- Bitcoins held by us are not subject to FDIC or SIPC protections.
- Bitcoins we mine or hold for our own account may be subject to loss, theft, or restriction on access.
- Potential actions of malicious actors or botnets may adversely impact us.
- We face risks from potential failures of digital asset exchanges and custodians.
- We may not have adequate sources of recovery if our digital assets are lost, stolen or destroyed.
- The irreversibility of incorrect or fraudulent Bitcoin transactions creates risks for our business.

- We may have limited rights of legal recourse available to us following any loss of our Bitcoins.
- We face the risk that the possibility that a cryptocurrency other than Bitcoin could be more desirable to the digital asset user base.
- We may not be able to grow our hashrate.
- We will likely need to raise additional capital to fund our planned cryptocurrency mining business.
- If we are unable to maintain power and hosting arrangements or secure sites for data centers, our business results may suffer.
- Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours, or even fully or partially ban mining operations.
- We may be affected by price fluctuations in the wholesale and retail power markets.
- We will be vulnerable to severe weather conditions and natural disasters, including severe heat, earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.
- The properties in our mining network may experience damages, including damages that are not covered by insurance.

Risks Related to Governmental Regulation and Enforcement Operations

- Potential changes in laws and regulations applicable to mining Bitcoin, Bitcoin itself, or interpretations thereof, including, without limitation, banking regulations and securities regulations and regulations governing mining activities, both in the U.S. and in other countries.
- We may incur additional compliance costs if deemed subject to the Commodity Exchange Act.
- The SEC or another regulatory body may consider Bitcoin or any other cryptocurrency to be a security.
- It may be illegal to mine, acquire, own hold, sell or use Bitcoin or other cryptocurrencies.
- Changing environmental regulation and public energy policy may adversely impact the mining business.
- Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes may adversely affect us.
- We face potential exposure to specifically designated nationals or blocked persons as a result of our interactions with the Bitcoin network.

Risks Related to the Specialty Finance Business

- We may not be able to purchase Accounts at favorable prices, or on sufficiently favorable terms, or at all.
- We may not be able to recover sufficient amounts on our Accounts to fund our operations.
- We are dependent upon third-party law firms to service our Accounts.
- Government regulations may limit our ability to recover and enforce the collection of our Accounts.
- We may become regulated under the Consumer Financial Protection Bureau, or CFPB, and have not developed compliance standards for such oversight.
- Class action suits and other litigation could divert our management's attention from operating our business, increase our expenses, and otherwise harm our business.
- If our technology and software systems are not operational or are subject to cybersecurity incidents, our operations could be disrupted and our ability to successfully acquire and collect Accounts could be adversely affected.
- All of our Accounts are located in Florida.
- Foreclosure on an Association's lien may not result in our recouping the amount that we invested in the related Account.
- The liens securing the Accounts we own may not be superior to all liens on the related units and homes.
- We may not choose to pursue a foreclosure action against delinquent condominium and home owners.
- The holding period for our Accounts from purchase to payoff is indeterminate.

Risks Relating to Our Securities

- Our common shares could be delisted from the Nasdaq Capital Market.
- Future sales of our common stock by our affiliates or other stockholders may depress our stock price.
- The market price and trading volume of our shares of common stock may be volatile.
- Securities analysts may not initiate coverage of our securities or may issue negative reports.
- Any future issuance of preferred stock may adversely affect holders of our common stock.
- We qualify as a smaller reporting company and are subject to scaled disclosure requirements; and
- We may become subject to a threatened direct or derivative claim by stockholders.

Risks Relating to our Business -- General Risks

Our quarterly operating results may fluctuate and cause our stock price to decline.

Because of the nature of our business, our quarterly operating results may fluctuate, which may adversely affect the market price of our common stock. Our results may fluctuate as a result of the following factors:

(i)   the price of Bitcoin and the amount of hashrate generated by our Bitcoin mining activity;
(ii)   the timing and amount of collections on our Account portfolio;
(iii)   our inability to identify and acquire additional Accounts;
(iv)   a decline in the value of our Account portfolio recoveries;
(v)   increases in operating expenses associated with the growth of our operations; and
(vi)   general, economic and real estate market conditions.

Any future acquisitions that we make may prove unsuccessful or strain or divert our resources.

We may seek to grow through acquisitions of related businesses. Such acquisitions present risks that could materially adversely affect our business and financial performance, including:

(i)   the diversion of our management's attention from our everyday business activities;
(ii)   the assimilation of the operations and personnel of the acquired business;
(iii)   the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and
(iv)   the need to expand our management, administration and operational systems to accommodate such acquired business.

If we make such acquisitions we cannot predict whether:

(i)   we will be able to successfully integrate the operations of any new businesses into our business;
(ii)   we will realize any anticipated benefits of completed acquisitions; or
(iii)   there will be substantial unanticipated costs associated with such acquisitions.

In addition, future acquisitions by us may result in potentially dilutive issuances of our equity securities, the incurrence of additional debt, and the recognition of significant charges for depreciation and amortization related to goodwill and other intangible assets.

Although we have no definitive plans or intentions to make acquisitions of related businesses, we continuously evaluate such potential acquisitions. However, we have not reached any agreement or arrangement with respect to any particular acquisition and we may not be able to complete any acquisitions on favorable terms or at all.

Our business, results of operations, and financial condition may be impacted by the coronavirus (COVID-19) outbreak.

The global spread of COVID-19 has created significant volatility and uncertainty. The COVID-19 pandemic has caused a global economic slowdown that may last for a potentially extended duration, and it is possible that it could cause a global recession. Deteriorating economic and political conditions caused by COVID-19, such as increased unemployment, decreases in capital spending, declines in customer confidence, or economic slowdowns or recessions, could cause a decrease in demand for our products and services.

While our employees currently have the ability and are encouraged to work remotely, such measures have had, and may continue to have, an impact on employee attendance or productivity, which, along with the possibility of employees' illness, may adversely affect our operations. Although COVID-19 is currently not material to our results of operations, there is uncertainty relating to the potential future impact on our business. The extent to which COVID-19 impacts our operations, or our ability to obtain financing should we require it, will depend on future developments which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 to treat its impact, among others. If the disruptions posed by COVID-19 continue for an extended period of time, financial markets may not be available to the Company for raising capital in order to fund future growth. In addition, if there is another significant outbreak, it could impact the manufacture and supply to the Company of Bitcoin mining machines. Should the Company not be able to obtain financing when required, in the amounts necessary or under terms which are economically feasible, we may be required to reduce planned future growth and/or the scope of our operations. In addition, actions we have taken or may take, or decisions we have made or may make, as a consequence of COVID-19, may result in legal claims or litigation against us.

Our investments in other businesses and entry into new business ventures may adversely affect our operations.

We previously made and subsequently disposed of, and may in the future acquire, interests in companies or may commence operations in businesses and industries that are not identical to those with which we have historically engaged. If these investments or arrangements are not successful, our earnings could be materially adversely affected by increased expenses and decreased revenues.

Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our Board of Directors and management.

Certain provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. In addition, our directors serve staggered terms of one to three years each and, as such, at any given annual meeting of our stockholders, only a portion of our Board of Directors may be considered for election, which may prevent our stockholders from replacing a majority of our Board of Directors at certain annual meetings and may entrench our management and discourage unsolicited stockholder proposals. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current Board of Directors.

We may inadvertently become subject to the requirements of the Investment Company Act, which would limit our business operations and require us to spend significant resources to comply with the Investment Company Act.

We run the risk of inadvertently being deemed to be an investment company that is required to register under the Investment Company Act of 1940 (the "Investment Company Act") because a significant portion of our assets may be deemed to consist of, or may be deemed to have consisted of, investment securities, including potentially our interest in SeaStar Medical Holding Corporation and our transactions with BORQS Technologies Inc. ("Borqs"). The risk varies depending on events beyond our control, such as significant appreciation or depreciation in the market value of certain of our assets, and transactions involving the sale and purchase of certain assets. If we are deemed to be an inadvertent investment company, we may seek to rely on a safe-harbor under the Investment Company Act that would provide us a one-year period to take steps to avoid being deemed to be an investment company.

The Investment Company Act defines an "investment company" as an issuer that is engaged in the business of investing, reinvesting, owning, holding or trading in securities and owns investment securities having a value exceeding 40% of the issuer's unconsolidated assets, excluding cash items and securities issued by the federal government. While the Investment Company Act also has several exclusions and exceptions that we would seek to rely upon to avoid being deemed an investment company, our reliance on any such exclusions or exceptions may be misplaced resulting in violation of the Investment Company Act, the consequences of which can be significant.

A company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act can avoid being regulated as an investment company if it can rely on certain of the exclusions or exemptions under the Investment Company Act. One such exclusion is Rule 3a-2 under the Investment Company Act. Rule 3a-2 of the Investment Company Act provides that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the Investment Company Act, provided the issuer has the requisite intent to be engaged in a non-investment business, evidenced by the issuer's business activities and an appropriate resolution of the issuer's board of directors, within one year from the commencement of the earlier of (1) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the value of such issuer's total assets on either a consolidated or unconsolidated basis, or (2) the date on which an issuer owns or proposes to acquire investment securities (as defined in section 3(a) of the Exchange Act) having a value exceeding 40% of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis.

In order to ensure we avoid being deemed an investment company, we have taken, and may need to continue to take, steps to reduce the percentage of our assets that constitute investment securities under the Investment Company Act. These steps have included, among others, selling investment securities that we might otherwise hold for the long-term and deploying our cash in assets that are not investment securities. We may be forced to sell our investment securities at unattractive prices or to sell assets that we otherwise believe benefit our business in the future to remain below the requisite threshold. We may also seek to acquire additional assets to maintain compliance with the Investment Company Act, and we may need to incur debt, issue additional equity, or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition.

We can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe-harbor. If we were unsuccessful, then we would have to register as an investment company, and we would be unable to operate our business in its current form. We would be subject to extensive, restrictive, and potentially adverse statutory provisions and regulations relating to, among other things, operating methods, management, capital structure, indebtedness, dividends, and transactions with affiliates. If we were deemed to be an investment company and did not register as an investment company when required to do so, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, that we would be unable to enforce contracts with third parties, and/or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which we were an unregistered investment company.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. Additionally, the recent military conflict in Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Although our business has not been materially impacted by the ongoing military conflict between Russian and Ukraine to date, it is impossible to predict the extent to which our operations, or those of our suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

Volatile or recessionary conditions in the United States or abroad could adversely affect our business or our access to capital markets in a material manner.

Worsening economic and market conditions, downside shocks, or a return to recessionary economic conditions could severely reduce demand for our products and adversely affect our operating results. These economic conditions may also impact the financial condition of one or more of our key suppliers, which could affect our ability to secure product to meet our customers' demand. Our results of operations and the implementation of our business strategy could be adversely affected by general conditions in the global economy. An economic downturn may cause uncertainty in the capital and credit markets and could have a material adverse effect on us. We could also be adversely affected by such factors as changes in foreign currency rates, weak economies, and political conditions in each of the countries in which we sell our products.

We have been adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred.

We rely heavily on our management team, whose continued service and performance is critical to our future success. Any failure by management to properly manage growth, including hiring and retaining competent and skilled management and other personnel, could have a material adverse effect on our business, operating results, and financial condition.

We currently have three executive officers — our Chief Executive Officer and President, Bruce Rodgers, our Chief Financial Officer, Richard Russell and our VP of Operations, Ryan Duran — who are responsible for our management functions and are responsible for strategic development, financing and other critical functions. Some of the members of our management team and our Board of Directors do not have prior experience in the Bitcoin mining industry. This lack of experience may impair our management teams' and directors' ability to evaluate and make well-informed decisions involving our current operations and any future projects we may undertake in the industries in which we operate. Such impairment and lack of experience could adversely affect our business, financial condition and future operations.

Our future success depends significantly on the continued service and performance of our existing management team. The departure, death, disability or other extended loss of services of any member of our management team, particularly with little or no notice, could cause delays on projects, frustrate our growth prospects and could have an adverse impact on our industry relationships, our project exploration and development programs, other aspects of our business and our financial condition, results of operations, cash flow and prospects.

Our success, growth prospects, and ability to capitalize on market opportunities also depend to a significant extent on our ability to identify, hire, motivate and retain qualified managerial personnel, including additional senior members of management. Our growth may be constrained by resource limitations as competitors and customers compete for increasingly scarce human capital resources.

The demand for professionals familiar with Bitcoin mining and other skilled workers is currently high. Our competitors may be able to offer a work environment with higher compensation or more opportunities than we can. Any new personnel we hire may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract and retain a sufficient number of skilled personnel, our ability to successfully implement our business plan, grow our company and maintain or expand our mining operations may be adversely affected, and the costs of doing so may increase, which may adversely impact our business, financial condition and results of operations.

Our expansion could also place significant demands on our management, operations, systems, accounting, internal controls and financial resources. If we experience difficulties in any of these areas, we may not be able to expand our business successfully or effectively manage our growth. Any failure by management to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

We may engage in strategic acquisitions and other arrangements that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and harm our operating results.

We have previously engaged in strategic transactions, including acquisitions of companies, technologies and personnel, and, as part of our growth strategy, in the future, we may seek additional opportunities to grow our mining operations, including through purchases of miners and facilities from other operating companies, including companies in financial distress. Our ability to grow through future acquisitions will depend on the availability of, and our ability to identify, suitable acquisition and investment opportunities at an acceptable cost, our ability to compete effectively to attract those opportunities and the availability of financing to complete acquisitions. Future acquisitions may require us to issue common stock that would dilute our current stockholders' percentage ownership, assume or otherwise be subject to liabilities of an acquired company, record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets, incur large acquisition and integration costs, immediate write-offs, and restructuring and other related expenses, and become subject to litigation.

The benefits of an acquisition may also take considerable time to develop, and we cannot be certain that any particular acquisition will produce the intended benefits in a timely manner or to the extent anticipated or at all. We may experience difficulties integrating the operations, technologies, and personnel of an acquired company or be subjected to liability for the target's pre-acquisition activities or operations as a successor in interest. Such integration may divert management's attention from normal daily operations of our business. Future acquisitions may also expose us to potential risks, including risks associated with entering markets in which we have no or limited prior experience, especially when competitors in such markets have stronger market positions, the possibility of insufficient revenues to offset the expenses we incur in connection with an acquisition and potential loss of, or harm to, our relationships with employees and suppliers as a result of integration of new businesses.

In the future, we may require additional financing to sustain and expand our operations, and we may not be able to obtain financing on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Our ability to operate profitably and to grow our business is dependent upon, among other things, generating sufficient revenue from our operations and, when and if needed, obtaining financing. If we are unable to generate sufficient revenues to operate and/or expand our business, we will be required to raise additional capital to fund operating deficits (if applicable) and growth of our business, pursue our business plans and to finance our operating activities, including through equity or debt financings, which may not be available to us on favorable terms, or at all. Our ability to obtain capital through sales of Bitcoin would also be impacted by declines in the price of Bitcoin.

We have raised capital to finance our strategic growth of our business through public offerings of our common stock, and we expect to need to raise additional capital through similar public offerings to finance the completion of current and future expansion initiatives. Utilizing those sources may be more challenging in the current financial market conditions, in particular where trading volume is diminished. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely impact our existing operations.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, stockholder ownership interest in the Company may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect rights as a stockholder. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares of common stock, making investments, incurring additional debt, making capital expenditures or declaring dividends.

We maintain our cash at financial institutions, which at times, exceed federally insured limits.

The majority of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations.

Risks Relating to Our Cryptocurrency Mining Business

Our cryptocurrency mining business has a limited operating history. If we are not able to grow our operations as anticipated, we may not be able to generate material revenues or achieve profitability and you may lose your investment.

We have limited operating history in the cryptocurrency mining business and have only begun generating revenues in that business in late third quarter of 2022. Although we believe that our planned cryptocurrency mining business significant profit potential, we may not attain profitable operations and our management may not succeed in realizing our business objectives. If we are not able to develop our business as anticipated, we may not be able to generate material revenues or achieve profitability and you may lose your investment.

Our limited operating history in the cryptocurrency mining business makes evaluating our business and future prospects difficult and increases the risk of an investment in our securities.

We have limited operating history in the cryptocurrency mining business upon which an investor may evaluate our business, prospects, financial condition and operating results. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our cryptocurrency mining business. Furthermore, we plan to focus our business on cryptocurrency, and specifically Bitcoin, mining, a new and developing field, which could further exacerbate the risks. In the event that actual results differ from our plans and expectations, our business, prospects, financial condition and operating results could be adversely affected.

Our operating results may fluctuate due to the highly volatile nature of cryptocurrencies in general and, specifically, Bitcoin.

The revenue from our cryptocurrency mining business is dependent on cryptocurrencies and, specifically, Bitcoin and the broader blockchain and Bitcoin mining ecosystem. Due to the highly volatile nature of the cryptocurrency markets and the prices of cryptocurrency assets, our operating results may fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader cryptocurrency ecosystem. Our operating results may fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

- macroeconomic conditions;
- changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;
- adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;
- increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
- system errors, failures, outages and computer viruses, which could disrupt our ability to continue mining;
- power outages and certain other events beyond our control, including natural disasters and telecommunication failures;
- breaches of security or privacy;
- our ability to attract and retain talent; and
- our ability to compete with our existing and new competitors.

As a result of these factors, it may be difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term.

The impact of geopolitical and economic events on the demand for Bitcoin is uncertain.

Geopolitical crises may trigger large-scale purchases of Bitcoin, which could rapidly increase their prices. This may, however, also increase the likelihood of a subsequent price swing in the opposite direction as crisis-driven purchasing behavior dissipates, ultimately decreasing the value of Bitcoins or any other digital asset in our possession. Such risks are similar to the risks of purchasing commodities in generally uncertain times, such as the risk of purchasing, holding or selling gold.

Alternatively, global crises and economic downturns may discourage investment in Bitcoin and digital assets in general as investors shift their investments towards less volatile asset classes. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin we mine or otherwise acquire or hold for our own account.

The value of Bitcoin has historically been subject to wide swings. Because we do not currently hedge our investment in Bitcoin and do not intend to for the foreseeable future, we are directly exposed to Bitcoin's price volatility and surrounding risks.

While Bitcoin prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms, they have historically been volatile and are impacted by a variety of factors. Such factors include, but are not limited to, the worldwide growth in the adoption and use of Bitcoins, the maintenance and development of the software protocol of the Bitcoin network, changes in consumer demographics and public tastes, fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Furthermore, pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of Bitcoin, or our share price, making prices more volatile.

Currently, we do not use a formula or specific methodology to determine whether or when we will sell Bitcoin that we hold, or the number of Bitcoins we will sell. Rather, decisions to hold or sell Bitcoins are currently determined by management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in us. At this time, we do not anticipate engaging in any hedging activities related to our holding of Bitcoin; this would expose us to substantial decreases in the price of Bitcoin.

The sale of our Bitcoins to pay for expenses at a time of low Bitcoin prices could adversely affect an investment in us.

We sell our Bitcoins to pay for operating expenses and growth on an as-needed basis. Consequently, we may sell our Bitcoins at a time when Bitcoin prices are low, which could adversely affect an investment in us. At this time, we do not engage in contractual or financial hedging activities related to our Bitcoin holdings to mitigate potential decreases in the price of Bitcoin. See the above risk factor entitled, "The value of Bitcoin has historically been subject to wide swings. Because we do not currently hedge our investment in Bitcoin and do not intend to for the foreseeable future, we are directly exposed to Bitcoin's price volatility and surrounding risks."

Our mining costs may be in excess of our mining revenues, which could seriously harm our business and adversely impact an investment in us.

Mining operations are costly and our expenses may increase in the future. Increases in mining expenses may not be offset by corresponding increases in revenue (i.e. the value of Bitcoin mined). Our expenses may become greater than we anticipate, and our investments to make our business more cost-efficient may not succeed. Further, even if our expenses remain the same or decline, our revenues may not exceed our expenses to the extent the price of Bitcoin continues to decrease without a corresponding decrease in Bitcoin network difficulty. Increases in our costs without corresponding increases in our revenue would adversely affect our profitability and could seriously harm our business and an investment in us.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to abandon Bitcoin. As we exclusively mine, and expect to exclusively mine Bitcoin, we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This could prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account and harm investors.

We will be exposed to risks related to disruptions or other failures in the supply chain for cryptocurrency hardware and difficulties in obtaining new hardware.

Manufacture, assembly and delivery of certain components and products for mining operations could be complex and long processes, in the course of which various problems could arise, including disruptions or delays in the supply chain, product quality control issues, as well other external factors, over which we have no control.

Our mining operations can only be successful and ultimately profitable if the costs associated with Bitcoin mining, including hardware costs, are lower than the price of Bitcoin itself. In the course of the normal operation of our cryptocurrency mining facilities, our miners and other critical equipment and materials related to data center construction and maintenance, such as containers, switch gears, transformers and cables, will experience ordinary wear and tear and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. Declines in the condition of our miners and other hardware will require us, over time, to repair or replace those miners. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market. Any upgrading process may require substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis.

Our mining business will be subject to limitations inherent within the supply chain of certain of our components, including competitive, governmental, and legal limitations, and other events. For example, we expect that we will significantly rely on foreign imports to obtain certain equipment and materials. Any global trade disruption, introductions of tariffs, trade barriers and bilateral trade frictions, together with any potential downturns in the global economy resulting therefrom, could adversely affect our necessary supply chains. Our third-party manufacturers, suppliers and subcontractors may also experience disruptions by worker absenteeism, quarantines, restrictions on employees' ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions, such as those that were triggered by the COVID-19 pandemic, for example. Depending on the magnitude of such effects on our supply chain, shipments of parts for our miners, or any new miners that we order, may be delayed.

Furthermore, the global supply chain for cryptocurrency miners is currently heavily dependent on China, which has been severely affected by the China as a main supplier of cryptocurrency miners has been called into question in the wake of the COVID-19 pandemic. China has also in the past limited the shipment of products in and out of its borders, which could negatively impact our ability to receive mining equipment from our China-based suppliers. Should similar outbreaks or other disruptions to the China-based global supply chain for cryptocurrency hardware occur, such as, for example, as result of worsening of the U.S. trade relations with

China, including imposition of new tariffs, trade barriers and bilateral trade frictions, we may not be able to obtain adequate equipment from the manufacturer on a timely basis. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.

Bankruptcy of our hosting vendors, including the recent bankruptcy filing by Compute North and by Core, could lead to interruption of service and could adversely affect our business and results of operations.

We have entered into several agreements for colocation, management and other services with vendors ("hosting vendors") whereby our mining machines are installed, operated and maintained at third-party locations. In the event that any of our hosting vendors declare bankruptcy, the hosting vendors may be unable to fulfill all or some of their obligations under the contract, may operate at a reduced capacity or may be unable to continue operating their facilities entirely. Any disruption in the hosting vendors ability to operate, or any reduction or change in the services available to be provided to us by the hosting vendor, could negatively impact our ability to mine and receive revenue. In the event that the hosting company is unable to continue operations or is unable to provide services at the level necessary to support our business for a prolonged period we may find it necessary to relocate our mining machines to another facility. Relocation costs could be material and we may be unable to recover damages from the hosting vendor for such costs incurred, which would negatively impact our results of operations.

In September 2022, Compute North filed for Chapter 11 in the U.S. Bankruptcy Court for the Southern District of Texas. As of December 31, 2022, Compute North's facilities have not provided any power to our 2,690 miners, and our overall future hosting capacity with Compute North, pursuant to signed Order Forms, is for approximately 4,200 machines. The Company has filed a stipulation agreement with Compute North stating that our unsecured claim is approximately $1.3 million. We recorded a $1.0 million impairment charge on our deposit as of December 31, 2022. We moved the machines from Compute North to a storage location pending new hosting agreements. There can be no assurance that Compute North's bankruptcy proceeds will not negatively impact the Company's existing and planned mining operations.

Further, in December 2022, Core Scientific filed for Chapter 11 in the U.S. Bankruptcy Court for the Southern District of Texas. We cannot be certain that the bankruptcy proceedings initiated by Core will not negatively impact our existing and planned mining operations.

Because our miners are designed specifically to mine Bitcoin and may not be readily adaptable to mining other cryptocurrencies, a sustained decline in Bitcoin's value could adversely affect our business and results of operations.

We have invested substantial capital in acquiring miners using ASIC chips designed specifically to mine Bitcoin and other cryptocurrencies using the SHA-256 algorithm as efficiently and as rapidly as possible on our assumption that we will be able to use them to mine Bitcoin and generate revenue from our operations. Therefore, our mining operations focus exclusively on mining Bitcoin, and our mining revenue is based on the value of Bitcoin we mine. Accordingly, if the value of Bitcoin declines and fails to recover, for example, because of the development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our miners may not be able to mine, the revenue we generate from our mining operations will likewise decline. Moreover, because our miners use these highly specialized ASIC chips, we may not be able to successfully repurpose them in a timely manner, if at all, if we decide to switch to mining a different cryptocurrency (or to another purpose altogether) following a sustained decline in Bitcoin's value or if Bitcoin is replaced by another cryptocurrency not using the SHA-256 algorithm. This would result in a material adverse effect on our business and could potentially impact our ability to continue as a going concern.

Our reliance primarily on a single model of miner may subject our operations to increased risk of design flaws.

The performance and reliability of our miners and our technology is critical to our reputation and our operations. Because we currently only use Bitmain Antminer type miners, if there are issues with those machines, such as a design flaw in the ASIC chips they employ, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to Bitmain miners could affect all our miners; therefore, if a defect or other flaw exists and is exploited, our entire miner fleet could be adversely impacted. Any interruption, delay or system failure could result in financial losses, a decrease in the trading price of our common stock and damage to our reputation.

We may not be able to realize the benefits of forks.

The Bitcoin blockchain is subject to modification based on a consensus of the users on its network. When a significant minority of users on the network agree to a modification that is not compatible with the prior network protocol, a "fork" of the network results, with one prong running the pre-modified protocol and the other running the modified protocol. The effect of such a fork would be the existence of two "versions" of the blockchain running in parallel that are not interchangeable, which requires exchange-type transaction to convert between the two forks. Additionally, it may be unclear following a fork which of the two protocols represents the original and which is the new protocol. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a cryptocurrency; determining based on the blockchain with the greatest amount of hash rate contributed by miners or validators; or by reference to the "length" of blockchain (i.e., the time between the first transaction recorded in the blockchain's distributed ledger, and the date of the most recent transaction). Accordingly, we may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in our securities.

Bitcoins and other digital assets we mine or hold for our own account may be subject to loss, theft or restriction on access.

Bitcoin is subject to halving; the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. In an event referred to as Bitcoin "halving," the Bitcoin reward for mining any block is cut in half. For example, the mining reward for Bitcoin declined from 12.5 to 6.25 Bitcoin on May 11, 2020. This process is scheduled to occur once every 210,000 blocks, or roughly four years, until the total amount of Bitcoin rewards issued reaches 21 million, which is expected to occur around 2140. Once 21 million Bitcoin are generated, the network will stop producing more. Currently, there are more than 19 million Bitcoin in circulation. While Bitcoin prices have had a history of price fluctuations around halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the price of Bitcoin does not follow these anticipated halving events, the revenue from our mining operations would decrease, and we may not have an adequate incentive to continue mining and may cease mining operations altogether, which may adversely affect an investment in us.

Furthermore, such reductions in Bitcoin rewards for uncovering blocks may result in a reduction in the aggregate hashrate of the Bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions and make the Bitcoin network more vulnerable to malicious actors or botnets obtaining control in excess of 50 % of the processing power active on the blockchain. Such events may adversely affect our activities and an investment in us.

While Bitcoin prices have historically increased around these halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining rewards. If a corresponding and proportionate increase in the price of the Bitcoin does not follow future halving events, the revenue we earn from our Mining operations would see a decrease, which could have a material adverse effect on our results of operations and financial condition.

If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.

Generally, a Bitcoin miner's chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the miner's hash rate (i.e., the amount of computing power devoted to supporting the Bitcoin blockchain), relative to the global network hash rate. As demand for Bitcoin has increased, the global network hash rate has increased, and as more adoption of Bitcoin occurs, we expect the demand for Bitcoin will increase, drawing more mining companies into the industry and further increasing the global network hash rate. As new and more powerful miners are deployed, the global network hash rate will continue to increase, meaning a miner's chance of earning Bitcoin rewards will decline unless it deploys additional hash rate at pace with the industry. Accordingly, to compete in this highly competitive industry, we believe we will need to continue to acquire new miners, both to replace those lost to ordinary wear-and-tear and other damage, and to increase our hash rate to keep up with a growing global network hash rate.

We plan to grow our hash rate by acquiring newer, more effective and energy-efficient miners. These new miners are highly specialized servers that are very difficult to produce at scale. As a result, there are limited producers capable of producing large numbers of sufficiently effective miners, and, as demand for new miners has increased in response to increased Bitcoin prices, we have observed the price of these new miners has increased. If we can't acquire sufficient numbers of new miners or access sufficient capital to fund our acquisitions, our results of operations and financial condition, which could adversely affect investments in our securities.

Transaction fees may decrease demand for Bitcoin and prevent expansion.

As the number of Bitcoins currency rewards awarded for solving a block in a blockchain has decreased, transaction fees have increasingly been used to incentivize miners to continue to contribute to the Bitcoin network. However, high Bitcoin transaction fees may slow the adoption of Bitcoin as a means of payment, which may decrease demand for Bitcoin and future prices of Bitcoin may suffer as a result. If Bitcoin prices are not sufficiently high, our Mining revenue may not exceed our associated costs, and our results of operations and financial condition may suffer. Further, because the price of shares of our common stock may be linked to the price of Bitcoin, if demand for Bitcoin decreases, causing future Bitcoin prices to decrease, the market price of our securities may be materially and adversely affected, limiting our ability to raise additional capital to fund our strategic growth plans.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, including Bitcoin. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner's or validator's block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective.

If adoption of Bitcoin (and cryptocurrencies, generally) as a means of payment does not occur on the schedule or scale we anticipate, the demand for Bitcoin may stagnate or decrease, which could adversely affect future Bitcoin prices, and our results of operations and financial condition, which could have a material adverse effect on the market price for our securities.

Our reliance on a third-party mining pool service provider for our mining revenue payouts may adversely affect an investment in us.

We currently rely on open access mining pools that support cryptocurrencies including Bitcoin, to receive our mining rewards and fees from the network. Our pools have the sole discretion to modify the terms of our agreement at any time, and, therefore, our future rights and relationship with our pools may change. In general, mining pools allow miners to combine their computing and processing power, increasing their chances of solving a block and getting paid by the Bitcoin network. The rewards, distributed proportionally to our contribution to the pool's overall mining power, are distributed by the pool operator. Should our pools' operator systems suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, while we receive daily reports from our pools detailing the total processing power provided to the pools and the proportion of that total processing power, we provided to determine the distribution of rewards to us, we are dependent on the accuracy of our pool's record keeping. Therefore, we have little means of recourse against our pools' operators if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pools. If we are unable to consistently obtain accurate proportionate rewards from our pools, we may experience reduced rewards for our efforts, which would have an adverse effect on our business and operations.

The open-source structure of the Bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in us.

As an open-source project, Bitcoin does not generate revenues for its contributors, and contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentives for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. To the extent that contributors may fail to adequately update and maintain the Bitcoin network protocol, it could have a material adverse effect on our business, prospects, or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We may face risks of Internet disruptions, which could have an adverse effect on not only the price of Bitcoin but our ability to mine Bitcoin.

A disruption of the Internet may adversely affect the mining and use of cryptocurrencies, including Bitcoin. Generally, cryptocurrencies and our business of mining Bitcoin is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt Bitcoin's network operations until the disruption is resolved and have an adverse effect on the price of Bitcoin and our ability to mine Bitcoin.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities.

A number of companies that engage in Bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. To the extent that such events may happen to us, they could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

The loss or destruction of private keys required to access our Bitcoins may be irreversible. Our loss of access to our private keys or our experience of a data loss relating to our Bitcoins could adversely affect an investment in us.

Bitcoins may only be controlled by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held. We publish the public key relating to digital wallets in use when we verify the receipt or transfers of Bitcoins to and from our wallets and disseminate such information into the network on an anonymous basis, but we safeguard the private keys relating to such digital wallets. Digital asset exchanges, such as Gemini, where we hold our Bitcoin, engage in similar practices. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our Bitcoins and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our Bitcoins whether by us or digital asset exchanges where we hold our Bitcoin, could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

We may not have adequate sources of recovery if our digital assets are lost, stolen or destroyed.

We rely on Gemini to facilitate the custody of our Bitcoins. If our Bitcoins are lost, stolen or destroyed under circumstances rendering a party, including Gemini, liable to us, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be limited, to the extent identifiable, to other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim of ours. Gemini maintains certain commercial crime and specie insurance for digital assets they custody which insures against the theft of digital assets that results from a direct security breach or hack of Gemini's systems, a fraudulent transfer initiated by Gemini, or theft by a Gemini employee.

Bitcoins held by us are not subject to FDIC or SIPC protections.

We do not hold our Bitcoins with a banking institution or a member of the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC"), and, therefore, our Bitcoins are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. As a result, we may suffer a loss with respect to our Bitcoins that is not covered by insurance, and we may not be able to recover any of our carried value in these Bitcoins if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on our stock price.

Bitcoins we mine or hold for our own account may be subject to loss, theft or restriction on access.

There is a risk that some or all of our Bitcoins could be lost or stolen. Bitcoins are stored in and accessed by cryptocurrency sites commonly referred to as "wallets." A hot wallet refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions. When we keep our Bitcoin in cold storage, we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets.

We currently mine Bitcoin by contributing to and benefiting from our pools' processing power. Our share of Bitcoins mined from our pools are initially received by us in wallets we control, which are maintained by Gemini, a U.S. based digital assets exchange. We currently sell the majority of the Bitcoin we mine and utilize hot wallets to hold this Bitcoin immediately prior to selling for working capital purposes. We hold any remainder of our Bitcoin in cold storage. Bitcoins we mine or hold for our own account may be subject to loss, theft or restriction on access. Hackers or malicious actors may launch attacks to steal, compromise or secure Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms (including Gemini), cold and hot storage locations or software, or by other means. We may be in control and possession of substantial holdings of Bitcoin, and as we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability.

If a malicious actor or botnet obtains control of more than 50% of the processing power on the bitcoin network, or if significant contributors propose amendments to the bitcoin network's protocols and software that are accepted, such actor, botnet, or contributor could manipulate or alter the network to adversely affect us, which would adversely affect an investment in us.

If a malicious actor or botnet, a collection of computers controlled by networked software coordinating the actions of the computers, obtains over 50% of the processing power dedicated to mining Bitcoin, such actor may be able to construct fraudulent blocks or prevent certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the order of transactions, though it could not generate new units or transactions using such control. The malicious actor could also "double-spend," or spend the same Bitcoin in more than one transaction, or it could prevent transactions from being validated. In certain instances, reversing any fraudulent or malicious changes made to the Bitcoin blockchain may not be possible.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the Bitcoin network, it is believed that certain mining pools may have exceeded, and could exceed, the 50% threshold on the Bitcoin network. This possibility creates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin ecosystem, and the administrators of mining pools, do not have adequate controls and responses in place, the risk of a malicious actor obtaining control of the processing power may increase. If such an event were to occur, it could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account and harm investors.

Further, significant contributors to the bitcoin network could propose amendments to the network's protocols and software that, if accepted and authorized by the network, could adversely affect an investment in us. For example, a small group of individuals contribute to the Bitcoin Core project on GitHub.com. This group of contributors is currently led by Wladimir J. van der Laan, the current lead "maintainer." These individuals can propose refinements or improvements to the bitcoin network's source code through one or more software upgrades that alter the protocols and software that govern the bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. To the extent that a significant majority of the users and miners on the bitcoin network install such software upgrade(s), the bitcoin network would be subject to new protocols and software that may adversely affect an investment in us. In the event a developer or group of developers proposes a modification to the bitcoin network that is not accepted by a majority of miners and users, but that is nonetheless accepted by a substantial plurality of miners and users, two or more competing and incompatible blockchain implementations could result. This is known as a "hard fork." In such a case, the "hard fork" in the blockchain could materially and adversely affect the perceived value of digital assets as reflected on one or both incompatible blockchains, which may adversely affect an investment in us.

The digital asset exchanges on which cryptocurrencies, including Bitcoin, trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Such failures may result in a reduction in the price of Bitcoin and other cryptocurrencies and can adversely affect an investment in us.

Digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy. The cryptocurrency lender Genesis Global Holdco also filed for bankruptcy protection in January 2023.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange's failure could adversely affect an investment in us.

We may not have adequate sources of recovery if our digital assets are lost, stolen or destroyed.

We rely on Gemini to facilitate the custody of a portion of our Bitcoin holdings. If our Bitcoins are lost, stolen or destroyed under circumstances rendering a party, including Gemini, liable to us, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be limited, to the extent identifiable, to other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim of ours.

Incorrect or fraudulent Bitcoin transactions may be irreversible.

Bitcoin transactions are irreversible and stolen or incorrectly transferred Bitcoins may thus be irretrievable. While we exchange our Bitcoins directly for U.S. dollars on Gemini and do not presently use, or expect to use, our Bitcoins for any other transactions other than limited payroll related payments, any incorrectly executed or fraudulent Bitcoin transactions may still adversely affect our investments and assets.

The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our Bitcoins for which no person is liable.

At this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency; though law enforcement agencies like the FBI have recovered stolen Bitcoin, that recovery has required significant amounts of time. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects or operations of and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

Potential that, in the event of a bankruptcy filing by a custodian, Bitcoin held in custody could be determined to be property of a bankruptcy estate and we could be considered a general unsecured creditor thereof.

The treatment of Bitcoins held by custodians that file for bankruptcy protection is uncharted territory in U.S. Bankruptcy law. We cannot say with certainty whether Bitcoin held in custody by a bankrupt custodian would be treated as property of a bankruptcy estate and, accordingly, whether the owner of that Bitcoin would be treated as a general unsecured creditor.

Demand for Bitcoin is driven, in part, by its status as a prominent and secure cryptocurrency. It is possible that a cryptocurrency other than Bitcoin could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for Bitcoins.

Bitcoin holds a "first-to-market" advantage over other cryptocurrencies. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use. Nonetheless, another form of cryptocurrency could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin network or a perceived advantage of another form of digital currency. If another form of digital currency obtains significant market share, this could reduce the interest in, and value of, Bitcoin and the profitability of our Bitcoin operations.

If we fail to grow our hashrate, we may be unable to compete, and our results of operations could suffer.

Generally, a Bitcoin miner's chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the miner's hashrate (i.e., the amount of computing power devoted to supporting the Bitcoin blockchain), relative to the global network hashrate. As demand for Bitcoin has increased, the global network hashrate has increased, and to the extent more adoption of Bitcoin occurs, we would expect the demand for Bitcoin would increase, drawing more mining companies into the industry and further increasing the global network hashrate. As new and more powerful miners are deployed, the global network hashrate will continue to increase, meaning a miner's percentage of the total daily rewards will decline unless it deploys additional hashrate at pace with the growth of global hashrate. Accordingly, to compete in this highly competitive industry, we believe we will need to continue to acquire new miners, both to replace those lost to ordinary wear-and-tear and other damage, and to increase our hashrate to keep up with a growing global network hashrate.

We plan to grow our hashrate, in part, by acquiring newer, more effective, and energy-efficient miners. These new miners are highly specialized servers that are very difficult to produce at scale. As a result, there are limited producers capable of producing large numbers of sufficiently effective miners. The cost of these miners is directly correlated to Bitcoin prices and the profitability of Bitcoin mining. Demand for new miners increased in response to increased Bitcoin prices in 2021 followed by a decrease in demand due to falling Bitcoin prices in 2022. We observed the price of these new miners followed changes in demand, resulting in elevated machine prices when Bitcoin mining economics are high and significantly lower prices when these economics are strained. As a result, positive Bitcoin economics may negatively impact our future equipment costs and the increase the competition to secure mining equipment. If we can't acquire sufficient numbers of new miners or access sufficient capital to fund our acquisitions, our results of operations and financial condition may be adversely affected, which could adversely affect investments in our securities.

We will likely need to raise additional capital to fund our cryptocurrency mining business and purchase related equipment, and such capital may not be available on terms acceptable to us, or at all.

We have entered into agreements under which we have agreed to purchase a substantial number of cryptocurrency mining machines, and we will have escalating operating expenses associating with growing our planned cryptocurrency mining business. Accordingly, we will likely require additional capital to fund our additional equipment purchases and to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, or unforeseen circumstances. Accordingly, we will likely need to engage in equity or debt financings or enter into credit facilities for the above-mentioned or other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through equity financing, our existing stockholders could experience significant dilution.

Furthermore, any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

If we are unable to successfully maintain our power and hosting arrangements or secure the sites for our data centers, on acceptable terms or at all, or if we must otherwise relocate to replacement sites, our operations may be disrupted, and our business results may suffer.

As part of the build out of our cryptocurrency mining operations, we have engaged several companies to host our machines at various cryptocurrency mining facilities (or sites). Actually securing these sites on terms acceptable to our management team may not occur within our timing expectations or at all. Although we have entered into agreements with Core and Phoenix to provide hosting services, our inability to secure sites for our Bitcoin miners could adversely impact the anticipated timing of our buildout phase and therefore the time by which we are able to expand our operations.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours, or even fully or partially ban mining operations.

Mining Bitcoin requires massive amounts of electrical power, and electricity costs are expected to account for a significant portion of our overall costs. The availability and cost of electricity will restrict the geographic locations of our mining activities. Any shortage of electricity supply or increase in electricity costs in any location where we plan to operate may negatively impact the viability and the expected economic return for Bitcoin mining activities in that location.

Further, our business model can only be successful and our mining operations can only be profitable if the costs, including electrical power costs, associated with Bitcoin mining are lower than the price of Bitcoin itself. As a result, any mining operation we establish can only be successful if we can obtain sufficient electrical power for that site on a cost-effective basis, and our establishment of new mining data centers requires us to find sites where that is the case. Even if our electrical power costs do not increase, significant fluctuations in, and any prolonged periods of, low Bitcoin prices may also cause our electrical supply to no longer be cost-effective.

Furthermore, there may be significant competition for suitable cryptocurrency mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up cryptocurrency mining operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. In addition, if cryptocurrency mining becomes more widespread, government scrutiny related to restrictions on cryptocurrency mining facilities and their energy consumption may significantly increase. The considerable consumption of electricity by mining operators may also have a negative environmental impact, including contribution to climate change, which could set the public opinion against allowing the use of electricity for Bitcoin mining activities or create a negative consumer sentiment and perception of Bitcoin, specifically, or cryptocurrencies, generally. This, in turn, could lead to governmental measures restricting or prohibiting cryptocurrency mining or the use of electricity for Bitcoin mining activities. Any such development in the jurisdictions where we plan to operate could increase our compliance burdens and have a material adverse effect on our business, prospects, financial condition, and operating results. Government regulators in other countries may also ban or substantially limit their local cryptocurrency mining activities, which could have a material effect on our supply chains for mining equipment or services and the price of Bitcoin. It could also increase our domestic competition as some of those cryptocurrency miners or new entrants in this market may consider moving their cryptocurrency mining operations or establishing new operations in the United States.

Additionally, our mining operations could be materially adversely affected by power outages and similar disruptions. Given the power requirements for our mining equipment, it would not be feasible to run this equipment on back-up power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be affected by price fluctuations in the wholesale and retail power markets.

A substantial portion of our power and hosting arrangements will likely contain certain price adjustment mechanisms in case of certain events. Furthermore, a portion of our power and hosting arrangements will likely include merchant power prices, or power prices reflecting market movements.

Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

- increases and decreases in generation capacity;
- changes in power transmission or fuel transportation capacity constraints or inefficiencies;
- volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;
- technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;
- federal and state power, market and environmental regulation and legislation; and
- changes in capacity prices and capacity markets.

If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

We will be vulnerable to severe weather conditions and natural disasters, including severe heat, earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business will be subject to the risks of severe weather conditions and natural disasters, including severe heat, earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business.

The majority of our power and hosting arrangements have merchant power prices, or power prices reflecting the market movements. In an event of a major power outage, the merchant power prices could be too high to make Bitcoin mining profitable. To extent the power prices increase significantly as result of severe weather conditions, natural disasters or any other causes, resulting in contract prices for power being significantly lower than current market prices, the counterparties under our power and hosting arrangements may refuse to supply power to us during that period of fluctuating prices.

From time to time, we may consider protecting against power price movements by adopting a more risk averse power procurement strategy and hedging our power purchase prices, which would translate into additional hedging costs for us.

Furthermore, state or regional government officials to introduce new legislation and requirements on power providers that may result in, among other things, restrictions on cryptocurrency mining operations in general.

The properties in our mining network may experience damages, including damages that are not covered by insurance.

Any cryptocurrency mining sites we establish will be subject to a variety of risks relating to physical condition and operation, including:

- the presence of construction or repair defects or other structural or building damage;
- any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit requirements;
- any damage resulting from extreme weather conditions or natural disasters, such as hurricanes, earthquakes, fires, floods and snow or windstorms; and
- claims by employees and others for injuries sustained at our properties.

For example, our cryptocurrency mining facilities could be rendered inoperable, temporarily or permanently, as a result of, among others, a fire or other natural disasters. The security and other measures we anticipate to take to protect against these risks may not be sufficient.

Additionally, our mines could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity.

Risks Related to Governmental Regulation and Enforcement Operations

If regulatory changes or interpretations of our activities require our registration as a money services business (an "MSB") under the regulations promulgated by the Financial Crimes Enforcement Network ("FinCEN") under the authority of the U.S. Bank Secrecy Act (the "BSA"), or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material adverse effect on our business and the results of our operations.

To the extent our Bitcoin mining activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the BSA, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our cryptocurrency activities cause us to be deemed a "money transmitter" (an "MT") or be given an equivalent designation, under state law in any state in which we operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Currently, the New York State Department of Financial Services maintains a comprehensive "BitLicense" framework for businesses that conduct "virtual currency business activity." In July 2020, Louisiana enacted the Virtual Currency Businesses Act, becoming the second state after New York to enact a stand-alone virtual currency law. We will continue to monitor for developments in state-level legislation, guidance or regulations applicable to us.

Such additional federal or state regulatory obligations in the United States or obligations that could arise under the regulatory frameworks of other countries may cause us to incur significant expenses, possibly affecting its business and financial condition in a material and adverse manner. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs or similar obligations in other countries. If we are deemed to be subject to such additional regulatory and registration or licensing requirements, we may be required to substantially alter our Bitcoin mining activities and possibly cease engaging in such activities. Any such action may adversely affect our business operations and financial condition and an investment in our company.

Current regulation regarding the exchange of Bitcoins under the CEA by the CFTC is unclear; to the extent we become subject to regulation by the CFTC in connection with our exchange of Bitcoin, we may incur additional compliance costs, which may be significant.

The Commodity Exchange Act, as amended (the "CEA"), does not currently impose any direct obligations on us related to the mining or exchange of Bitcoins. Generally, the Commodity Futures Trading Commission ("CFTC"), the federal agency that administers the CEA, regards Bitcoin and other cryptocurrencies as commodities. This position has been supported by decisions of federal courts.

However, the CEA imposes requirements relative to certain transactions involving Bitcoin and other digital assets that constitute a contract of sale of a commodity for future delivery (or an option on such a contract), a swap, or a transaction involving margin, financing or leverage that does not result in actual delivery of the commodity within 28 days to persons not defined as "eligible contract participants" or "eligible commercial entities" under the CEA (e.g., retail persons). Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official promulgations by the CFTC, may impact the classification of Bitcoins and, therefore, may subject them to additional regulatory oversight by the agency. Although to date the CFTC has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in Bitcoin, it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including Bitcoin, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).

We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Any requirements imposed by the CFTC related to our mining activities or our transactions in Bitcoin could cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in the Company. In addition, changes in the classification of Bitcoins could subject us, as a result of our Bitcoin mining operations, to additional regulatory oversight by the agency. Although to date the CFTC has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in Bitcoin, it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including Bitcoin, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).

Moreover, if our mining activities or transactions in Bitcoin were deemed by the CFTC to constitute a collective investment in derivatives for our shareholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in the Company. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in the Company.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change.

If the SEC or another regulatory body considers Bitcoin to be a security under U.S. securities laws, we may be required to comply with significant SEC registration and/or other requirements.

In general, novel or unique assets such as Bitcoin and other digital assets may be classified as securities if they meet the definition of investment contracts under U.S. law. In recent years, the offer and sale of digital assets other than Bitcoin, most notably Kik Interactive Inc.'s Kin tokens and Telegram Group Inc.'s TON tokens, have been deemed to be investment contracts by the SEC. The SEC has also sued Genesis Global Capital LLC and Gemini Trust Company LLC over their crypto-lending program that allegedly violated investor-protection laws. While we believe that Bitcoin is unlikely to be considered an investment contract, and thus a security under the investment contract definition, we cannot provide any assurances that digital assets that we mine or otherwise acquire or hold for our own account, including Bitcoin, will never be classified as securities under U.S. law. This would obligate us to comply with registration and other requirements by the SEC and, therefore, cause us to incur significant, non-recurring expenses, thereby materially and adversely impacting an investment in the Company.

It may be illegal now, or in the future, to mine, acquire, own, hold, sell or use Bitcoin or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which could adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, several countries, such as China, India and Russia, may continue taking regulatory actions in the future that could severely restrict the right to mine, acquire, own, hold, sell or use these cryptocurrency assets or to exchange for local currency. For example, in China and Russia (India is currently proposing new legislation), it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. In addition, in March 2021, the governmental authorities for the Chinese province of Inner Mongolia banned Bitcoin mining in the province due to the industry's intense electrical power demands and its negative environmental impacts. If other countries, including the U.S., implement similar restrictions, such restrictions may adversely affect us. For example, in New York State, a moratorium on certain Bitcoin mining operations that run on carbon-based power sources was signed into law on November 22, 2022. Such circumstances could have a material adverse effect on us, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors.

Changing environmental regulation and public energy policy may expose our business to new risks.

Our Bitcoin mining operations require a substantial amount of power and can only be successful, and ultimately profitable, if the costs we incur, including for electricity, are lower than the revenue we generate from our operations. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. For instance, our plans and strategic initiatives for expansion are based, in part, on our understanding of current environmental and energy regulations, policies, and initiatives enacted by federal, New York State and Georgia State regulators. If new regulations are imposed, or if existing regulations are modified, the assumptions we made underlying our plans and strategic initiatives may be inaccurate, and we may incur additional costs to adapt our planned business, if we are able to adapt at all, to such regulations.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business because the Bitcoin mining industry, with its high energy demand, may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. For example, the recently passed legislation in the state of New York imposing a moratorium on certain Bitcoin mining operations that run carbon-based power.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition and results of operations. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital assets and related transactions, many significant aspects of the U.S. federal income and applicable state, local and non-U.S. tax treatment of transactions involving digital assets, such as the purchase and sale of Bitcoin and the receipt of staking rewards and other digital asset incentives and rewards products, are uncertain, and it is unclear what guidance may be issued in the future with respect to the tax treatment of digital assets and related transactions.

Current IRS guidance indicates that for U.S. federal income tax purposes digital assets such as Bitcoins should be treated and taxed as property, and that transactions involving the payment of Bitcoins for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to taxable income and guidance with respect to the determination of the tax basis of digital currency. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, although current IRS guidance addresses the treatment of certain forks, there continues to be uncertainty with respect to the timing and amount of income inclusions for various crypto asset transactions, including, but not limited to, staking rewards and other crypto asset incentives and rewards products. While current IRS guidance creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin passes from one person to another, it preserves the right to apply capital gains treatment to those transactions, which is generally favorable for investors in Bitcoin.

There can be no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that other state, local and non-U.S. taxing authorities or courts will follow the approach of the IRS with respect to the treatment of digital assets such as Bitcoins for income tax and sales tax purposes. Any such alteration of existing guidance or issuance of new or different guidance may have negative consequences including the imposition of a greater tax burden on investors in Bitcoin or imposing a greater cost on the acquisition and disposition of Bitcoin, generally; in either case potentially having a negative effect on the trading price of Bitcoin or otherwise negatively impacting our business. In addition, future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and applicable state, local and non-U.S. tax purposes.

Our interactions with the Bitcoin network may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

The Office of Financial Assets Control ("OFAC") of the US Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals ("SDN") list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC's SDN list. We also may not be adequately capable of determining the ultimate identity of the persons with whom we transact.


Risks Related to the Specialty Finance Business


We may not be able to purchase Accounts at favorable prices, or on sufficiently favorable terms, or at all.

Our success depends upon the continued availability of Association Accounts. The availability of Accounts at favorable prices and on terms acceptable to us depends on a number of factors outside our control, including:

(i)   the status of the economy and real estate market in markets which we have operations may become so strong that delinquent Accounts do not occur in sufficient quantities to efficiently acquire them;

(ii)   the perceived need of Associations to sell their Accounts to us as opposed to taking other measures to solve budget problems such as increasing assessments; and

(iii)   competitive pressures from law firms, collections agencies, and others to produce more revenue for Associations than we can provide through the purchase of Accounts.

In addition, our ability to purchase Accounts, in particular with respect to our original product, is reliant on state statutes allowing for a Super Lien Amount to protect our principal investment; any change of those statutes and elimination of the priority of the Super Lien Amount, particularly in Florida, could have an adverse effect on our ability to purchase Accounts. If we were unable to purchase Accounts at favorable prices or on terms acceptable to us, or at all, it would likely have a material adverse effect on our financial condition and results of operations.

We may not be able to recover sufficient amounts on our Accounts to recover charges to the Accounts for interest and late fees necessary to fund our operations.

We acquire and collect on the delinquent receivables of Associations. Since Account debtors are third parties that we have little to no information about, we cannot predict when any given Account will pay off or how much it will yield. In order to operate profitably over the long term, we must continually purchase and collect on a sufficient volume of Accounts to generate revenue that exceeds our costs.

We are subject to intense competition seeking to provide a collection solution to Associations for delinquent Accounts.

Lawyers, collection agencies, and other direct and indirect competitors vying to collect on Accounts all propose to solve the problem delinquent Accounts pose to Associations. Additionally, Associations and their management companies sometimes try to solve their delinquent Account problems in house, without the assistance of third-party collection agencies. An Account that an Association attempts to collect through any of these other options is an Account we cannot purchase and collect. We compete on the basis of reputation, industry experience, performance and financing dollars. Some of these competitors have greater contacts with Associations, greater financial resources and access to capital, more personnel, wider geographic presence and greater resources than we have. In addition, we expect the entry of new competitors in the future given the relatively new nature of the market in which we operate. Aggressive pricing by our competitors could raise the price of acquiring and purchasing Accounts above levels that we are willing to pay, which could reduce the number of Accounts suitable for us to purchase or if purchased by us, reduce the profits, if any, generated by such Accounts. If we are unable to purchase Accounts at favorable prices or at all, the revenues generated by us and our earnings could be materially reduced.

We are dependent upon third-party law firms to service our Accounts.

Although we utilize our proprietary software and in-house staff to track, monitor, and direct the collection of our Accounts, we depend upon third-party law firms to perform the collection work. As a result, we are dependent upon the efforts of our third-party law firms, particularly BLG Association Law, PLLC ("BLGAL") to service and collect our Accounts.

On February 1, 2022, LM Funding America, Inc. (the "Company") consented to the assignment by the law firm of Business Law Group, P.A. to the law firm BLG Association Law, PLLC of the Services Agreement, dated April 15, 2015, previously entered into by the Company and Business Law Group, P.A. (the "Services Agreement"). The Services Agreement had set forth the terms under which Business Law Group, P.A. would act as the primary law firm used by the Company and its association clients for the servicing and collection of association accounts. The assignment of the Services Agreement was necessitated by the death of the principal attorney and owner of Business Law Group, P.A. In connection with the assignment, BLGAL agreed to amend the Services Agreement on February 1, 2022, to reduce the monthly compensation payable to the law firm from approximately $82,000 to $53,000 (the "Amendment"). Bruce M. Rodgers, the chairman and CEO of the Company, is a 50% owner of BLGAL, and the assignment and Amendment was approved by the independent directors of the Company.

As of December 31, 2022, BLGAL was responsible for servicing over 98% of our Accounts. Our revenues and profitability could be materially affected if:

(i)   our agreements with the third-party law firms we use are terminated and we are not able to secure replacement law firms or direct payments from Account debtors to our replacement law firms;

(ii)   our relationships with our law firms adversely change;

(iii)   our law firms fail to adequately perform their obligations; or

(iv)   internal changes at such law firms occur, such as loss of staff who service us.

If we are unable to access external sources of financing, we may not be able to fund and grow our operations.

We depend upon loans from external sources from time to time to fund and expand our operations. Our ability to grow our business is dependent on our access to additional financing and capital resources. The failure to obtain financing and capital as needed would limit our ability to purchase Accounts and achieve our growth plans.

We may incur substantial indebtedness from time to time in connection with the purchase of Accounts and could be subject to risks associated with incurring such indebtedness.

We may incur substantial indebtedness from time to time in connection with the purchase of Accounts and could be subject to risks associated with incurring such indebtedness, including:

(i)   we could be required to dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we would have less funds available for operations, future acquisitions of Accounts, and other purposes;

(ii)   it may be more difficult and expensive to obtain additional funds through financings, if such funds are available at all;

(iii)   we could be more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

(iv)   if we default under any of our existing credit facilities or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

We may encounter difficulties managing changes in our business including cyclical growth and declines, which could disrupt our operations, and there is no assurance that any such growth (if experienced) can be sustained.

From time to time since our inception, we have experienced periods of significant growth and declines. Although there is no assurance that we will again experience periods of significant growth or continued declines in the future, if we do, there can be no assurance that we will be able to manage our changing operations effectively or that we will be able to maintain or accelerate our growth, and any failure to do so could adversely affect our ability to generate revenues and control expenses. Future growth will depend upon a number of factors, including:

(i)   the effective and timely initiation and development of relationships with law firms, management companies, accounting firms and other trusted advisors of Associations willing to sell Accounts;

(ii)   our ability to continue to develop our proprietary software for use in other markets and with different products;

(iii)   our ability to maintain the collection of Accounts efficiently;

(iv)   the recruitment, motivation and retention of qualified personnel both in our principal office and in new markets;

(v)   our ability to successfully implement our business strategy in states outside of the state of Florida; and

(vi)   our successful implementation of enhancements to our operational and financial systems.

Due to our limited financial resources and the limited experience and size of our management team, we may not be able to effectively manage the growth of our business. Significant growth may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business strategy or disrupt our operations.

Government regulations may limit our ability to recover and enforce the collection of our Accounts.

Federal, state and municipal laws, rules, rules, regulations and ordinances may limit our ability to recover and enforce our rights with respect to the Accounts acquired by us. These laws include, but are not limited to, the following federal statutes and regulations promulgated thereunder and comparable statutes in states where Account debtors reside and/or located:

(i)   the Fair Debt Collection Practices Act;

(ii)   the Federal Trade Commission Act;

(iii)   the Truth-In-Lending Act;

(iv)   the Fair Credit Billing Act;

(v)   the Dodd-Frank Act;

(vi)   the Equal Credit Opportunity Act; and

(vii)   the Fair Credit Reporting Act.

We may be precluded from collecting Accounts we purchase where the Association or its prior legal counsel, management company, or collection agency failed to comply with applicable laws in charging the account debtor or prosecuting the collection of the Account. Laws relating to the collection of consumer debt also directly apply to our business. Our failure to comply with any laws applicable to us, including state licensing laws, could limit our ability to recover our Accounts and could subject us to fines and penalties, which could reduce our revenues.

We may become regulated under the Consumer Financial Protection Bureau, or CFPB, and have not developed compliance standards for such oversight.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (2010), or Dodd-Frank Act, represents a comprehensive overhaul of the financial services industry within the U.S. The Dodd-Frank Act allows consumers free access to their credit score if their score negatively affects them in a financial transaction or a hiring decision, and also gives consumers access to credit score disclosures as part of an adverse action and risk-based pricing notice. Title X of the Dodd-Frank Act establishes the Consumer Financial Protection Bureau, or CFPB, within the Federal Reserve Board, and requires the CFPB and other federal agencies to implement many new and significant rules and regulations. Significant portions of the Dodd-Frank Act related to the CFPB became effective on July 21, 2011. The CFPB has broad powers to promulgate, administer and enforce consumer financial regulations, including those applicable to us and possibly our funded Associations. Under the Dodd-Frank Act, the CFPB is the principal supervisor and enforcer of federal consumer financial protection laws with respect to nondepository institutions, or "nonbanks", including, without limitation, any "covered person" who is a "larger participant" in a market for other consumer financial products or services. We do not know if our unique business model makes us a covered person.

The CFPB has started to exercise authority to define unfair, deceptive or abusive acts and practices and to require reports and conduct examinations of these entities for purposes of (i) assessing compliance with federal consumer financial protections laws; (ii) obtaining information about the activities and compliance systems or procedures of such entities; and (iii) detecting and assessing risks to consumers and to markets for consumer financial products and services. The exercise of this supervisory authority must be risk-based, meaning that the CFPB will identify nonbanks for examination based on the risk they pose to consumers, including consideration of the entity's asset size, transaction volume, risk to consumers, existing oversight by state authorities and any other factors that the CFPB determines to be relevant. When a nonbank is in violation of federal consumer financial protection laws, including the CFPB's own rules, the CFPB may pursue administrative proceedings or litigation to enforce those laws and rules. In these proceedings, the CFPB can obtain cease and desist orders, which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief, and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial protection laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (but not for civil penalties). If the CFPB or one or more state officials believe that we have committed a violation of the foregoing laws, they could exercise their enforcement powers in a manner that could have a material adverse effect on us.

At this time, we cannot predict the extent to which the Dodd-Frank Act or the resulting rules and regulations, including those of the CFPB, will impact the U.S. economy and our products and services. Compliance with these new laws and regulations may require changes in the way we conduct our business and could result in additional compliance costs, which could be significant and could adversely impact our results of operations, financial condition or liquidity.

Current and new laws may adversely affect our ability to collect our Accounts, which could adversely affect our revenues and earnings.

Currently all of our Accounts are located in Florida. But because our Accounts are generally originated and collected pursuant to a variety of federal and state laws by a variety of third parties and may involve consumers in all 50 states, the District of Columbia and Puerto Rico, there can be no assurance that all Associations and their management companies, legal counsel, collections agencies and others have at all times been in compliance with all applicable laws relating to the collection of Accounts. Additionally, there can be no assurance that we or our law firms have been or will continue to be at all times in compliance with all applicable laws. Failure to comply with applicable laws could materially adversely affect our ability to collect our Accounts and could subject us to increased costs, fines, and penalties. Furthermore, changes in state law regarding the lien priority status of delinquent Association assessments could materially and adversely affect our business. Currently all of our Accounts are located in Florida,

Class action suits and other litigation could divert our management's attention from operating our business, increase our expenses, and otherwise harm our business.

Certain originators and servicers involved in consumer credit collection and related businesses have been subject to class actions and other litigation. Claims include failure to comply with applicable laws and regulations such as usury and improper or deceptive origination and collection practices. From time to time we are a party to such litigation, and as a result, our management's attention may be diverted from our everyday business activities and implementing our business strategy, and our results of operations and financial condition could be materially adversely affected by, among other things, legal expenses and challenges to our business model in connection with such litigation.

If our technology and software systems are not operational or are subject to cybersecurity incidents, our operations could be disrupted and our ability to successfully acquire and collect Accounts could be adversely affected.

Our success depends in part on our proprietary software. We must record and process significant amounts of data quickly and accurately to properly track, monitor and collect our Accounts. Any failure of our information systems and their backup systems, including by means of cybersecurity attacks, breaches or other incidents, would interrupt our operations. We may not have adequate backup arrangements for all of our operations and we may incur significant losses if an outage occurs. In addition, we rely on third-party law firms who also may be adversely affected in the event of a cybersecurity breach or attack or other outage in which the third-party servicer does not have adequate backup arrangements. Any interruption in our operations or our third-party law firms' operations could have an adverse effect on our results of operations and financial condition.

Insolvency of BLGAL could have a material adverse effect on our financial condition, results of operations and cash flows.

Our primary Account servicer, BLGAL, deposits collections on the Accounts in its Interest on Lawyers Trust Account ("IOLTA Trust Account") and then distributes the proceeds to itself, us and the Associations pursuant to the terms of the purchase agreements with the Associations and applicable law. We do not have a perfected security interest in the amounts BLGAL collects on the Accounts while such amounts are held in the IOLTA Trust Account. BLGAL has agreed to promptly remit to us all amounts collected on the Accounts that are owed to us. If, however, BLGAL were to become subject to any insolvency law and a creditor or trustee-in-bankruptcy of BLGAL were to take the position that proceeds of the Accounts held in BLGAL's IOLTA Trust Account should be treated as assets of BLGAL, an Association or another third party, delays in payments from collections on the Accounts held by BLGAL could occur or reductions in the amounts of payments to be remitted by BLGAL to us could result, which could adversely affect our financial condition, results of operations and cash flows.

Associations do not make any guarantee with respect to the validity, enforceability or collectability of the Accounts acquired by us.

Associations do not make any representations, warranties or covenants with respect to the validity, enforceability or collectability of Accounts in their assignments of Accounts to us. If an Account proves to be invalid, unenforceable or otherwise generally uncollectible, we will not have any recourse against the respective Association. If a significant number of our Accounts are later held to be invalid, unenforceable or are otherwise uncollectible, our financial condition, results of operations and cash flows could be adversely affected.

All of our Accounts are located in Florida, and any adverse conditions affecting Florida could have a material adverse effect on our financial condition and results of operations.

Our primary business relates to revenues from Accounts purchased by us, which are all based in Florida, and our primary source of revenue consists of payments made by condominium and home-owners to satisfy the liens against their condominiums and homes. As of December 31, 2022 and December 31, 2021, Florida represented 100% of our Accounts. An economic recession, adverse market conditions in Florida, and/or significant property damage caused by hurricanes, tornadoes or other inclement weather could adversely affect the ability of these condominium and home owners to satisfy the liens against their condominiums and homes, which could, in turn, have a material adverse effect on our financial condition and results of operations.

Foreclosure on an Association's lien may not result in our company recouping the amount that we invested in the related Account.

All of the Accounts purchased by us are in default. The Accounts are secured by liens held by Associations, which we have an option to foreclose upon on behalf of the Associations. Should we foreclose upon such a lien on behalf of an Association, we are generally entitled pursuant to our contractual arrangements with the Association to have the Association quitclaim its interests in the condominium unit or home to us. In the event that any Association quitclaims its interests in a condominium unit or home to us, we will be relying on the short-term rental prospects, to the extent permitted under bylaws and rules applicable to the Association, and value of its interest in the underlying property, which value may be affected by numerous risks, including:

   (i)   changes in general or local economic conditions;
  (ii)   neighborhood values;
 (iii)   interest rates;
 (iv)   real estate tax rates and other operating expenses;
  (v)   the possibility of overbuilding of similar properties and of the inability to obtain or maintain full occupancy of the properties;
 (vi)   governmental rules and fiscal policies;
(vii)   acts of God; and
(viii)   other factors which are beyond our control.

It is possible that as a result of a decrease in the value of the property or any of the other factors referred to in this paragraph, the amount realized from the sale of such property after taking title through a lien foreclosure may be less than our total investment in the Account. If this occurs with regard to a substantial number of Accounts, the amount expected to be realized from the Accounts will decrease and our financial condition and results of operations could be harmed.

If Account debtors or their agents make payments on the Accounts to or negotiate reductions in the Accounts with an Association, it could adversely affect our financial condition, results of operations and cash flows.

From time to time Account debtors and/or their agents may make payments on the Accounts directly to the Association or its management company. Our sole recourse in this instance is to recover these misapplied payments through set-offs of payments later collected for that Association by our third-party law firms. A significant number of misapplied or reduced payments could hinder our cash flows and adversely affect our financial condition and results of operations.

Account debtors are subject to a variety of factors that may adversely affect their payment ability.

Collections on the Accounts have varied and may in the future vary greatly in both timing and amount from the payments actually due on the Accounts due to a variety of economic, social and other factors. Failures by Account debtors to timely pay off their Accounts could adversely affect our financial condition, results of operations and cash flows.

Defaults on the Accounts could harm our financial condition, results of operations and cash flows.

We take assignments of the lien foreclosure rights of Associations against delinquent units owned by Account debtors who are responsible for payment of the Accounts. The payoff of the Accounts is dependent upon the ability and willingness of the condominium and home owners to pay such obligations. If an owner fails to pay off the Account relating to his, her or its unit or home, only net amounts recovered, if any, will be available with respect to that Account. Foreclosures by holders of first mortgages generally result in our receipt of reduced recoveries from Accounts. In addition, foreclosure actions by any holder of a tax lien may result in us receiving no recovery from an Account to the extent excess proceeds from such tax lien foreclosure are insufficient to provide for payment to us. If, at any time, (i) we experience an increase in mortgage foreclosures or tax lien foreclosures or (ii) we experience a decrease in owner payments, our financial condition, results of operations and cash flows could be adversely affected.

We depend on the skill and diligence of third parties to collect the Accounts.

Because the collection of Accounts requires special skill and diligence, any failure of BLGAL, or any other law firm utilized by us, to diligently collect the Accounts could adversely affect our financial condition, results of operations and cash flows.

The payoff amounts received by us from Accounts may be adversely affected due to a variety of factors beyond our control.

Several factors may reduce the amount that can be collected on any individual Account. The delinquent assessments that are the subject of the Accounts and related charges are included within an Association's claim of lien under the applicable statute. In Florida, Association liens are recorded in the official county records and hold first priority status with respect to a first mortgage holder for an amount equal to the Super Lien Amount. Associations have assigned to us the right to direct law firms to collect on the liens and foreclose, subject to the terms and conditions of the purchase agreements between each Association and us.

Each Account presents a separate risk as to the creditworthiness of the debtor obligated to pay the Account, which, in general, is the owner of the unit or home when the Account was incurred and subsequent owners. For instance, if the debtor has incurred a property tax lien, a sale related to such lien could result in our complete loss of the Account. Also, a holder of a first mortgage taking title through a foreclosure proceeding in which the Association is named as a defendant must only pay the Super Lien Amount in a state with a super lien statute. Although we purchase Accounts at a discount to the outstanding balance and the owner remains personally liable for any deficiency, we may decide that it is not cost-effective to pursue such a deficiency. As a result, the purchase or ownership of a significant number of Accounts which result in payment of only the Super Lien Amount or less where no statute specifying a Super Lien Amount applies, could adversely affect our financial condition and results of operations.

The liens securing the Accounts we own may not be superior to all liens on the related units and homes.

Although the liens of the Associations securing the Accounts may be superior in right of payment to some of the other liens on a condominium unit or home, they may not be superior to all liens on that condominium unit or home. For instance, a lien relating to delinquent property taxes would be superior in right of payment to the liens securing the Accounts. In addition, if an Association fails to assert the priority of its lien in a foreclosure action, the Association may inadvertently waive the priority of its lien. In the event that there is a lien of superior priority on a unit or home relating to one of the Accounts, the Association's lien might be extinguished in the event that such superior liens are foreclosed. In most instances, the unit or home owner will be liable for the payment of such Account and the ultimate payment would depend on the creditworthiness of such owner. In the case of a tax lien foreclosure, an owner taking title through foreclosure would not be liable for the payment of obligations that existed prior to the foreclosure sale. The purchase or ownership of a significant number of Accounts that are the subject of foreclosure by a superior lien could adversely affect our financial condition, results of operations and cash flows.

We may not choose to pursue a foreclosure action against condominium and home owners who are delinquent in paying off the Accounts relating to their units or homes.

Although we have the right to pursue a foreclosure action against a unit or home owner who is delinquent in paying off the Account relating to his or her unit or home, we may not choose to do so as the cost of such litigation may be prohibitive, especially when pursuing an individual claim against a single unit or home owner. Our choice not to foreclose on a unit or home may delay our ability to collect on the Account. If we decide not to pursue foreclosure against a significant number of Accounts, it could adversely affect our financial condition, results of operations and cash flows.

The holding period for our Accounts from purchase to payoff is indeterminate.

It can take our third-party law firms anywhere from three months to ten years or longer to collect on an Account. Approximately 65% of our Accounts were purchased prior to 2017, with some being purchased as early as 2008. Due to various factors, including those discussed above, we cannot project the payoff date for any Account. This indeterminate holding period reduces our liquidity and ability to fund our operations. If our ability to collect on a material number of Accounts was significantly delayed, it could adversely affect our cash flows and ability to fund our operations.

Our business model and related accounting treatment may result in acceleration of expense recognition before the corresponding revenues can be recognized.

As we expand our business, we may incur significant upfront costs relating to the acquisition of Accounts. Under United States generally accepted accounting principles ("GAAP") such amounts may be required to be recognized in the period that they are expended. However, the corresponding revenue stream relating to the acquisition of such Accounts will not be recognized until future dates. Therefore, we may experience reduced earnings in earlier periods until such time as the revenue stream relating to the acquisition of such Accounts may be recognized.

Risks Relating to Our Securities

Our common shares could be delisted from the Nasdaq Capital Market.

Nasdaq's listing standards provide that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. On December 13, 2022, we received a Notification Letter from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the minimum bid price requirements set forth in NASDAQ Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, due to the bid price of the Company's common stock closing below the minimum $1 per share for the thirty (30) consecutive business days prior to the date of the Notification Letter. In accordance with listing rules, the Company was afforded 180 days, or until June 11, 2023, to regain compliance. If during this 180-day compliance period the closing bid price of the Company's common stock is at least $1.00 per share for a minimum of ten consecutive business days, then Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed. If compliance cannot be demonstrated by June 11, 2023, the Company may be eligible for additional time.

The Company regained compliance on March 1, 2023, upon receipt of written notification from Nasdaq confirming that the Company's common stock had a closing price of $1.00 per share or greater for the last ten consecutive business days, from February 14, 2023 to February 28, 2023, and that, as a result, the Company has regained compliance with the Bid Price Requirement and that the matter is now closed.

If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in investor demand, market making activity and information available concerning trading prices and volume. Additionally, fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

Future sales of our common stock by our affiliates or other stockholders may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market could cause a decrease in the market price of our common stock. We had authorized 350,000,000 shares of common stock and 150,000,000 shares of preferred stock as of December 31, 2022.

We had 13,017,943 shares of common stock issued and outstanding as of December 31, 2022. In addition, pursuant to our 2021 Omnibus Incentive Plan, options to purchase 1,121,262 shares of our common stock were outstanding as of December 31, 2022, of which 182,660 options were exercisable. There were 7,677,441 warrants outstanding and exercisable as of December 31, 2022 that allowed for the issuance of 7,677,441 shares of common stock, respectively.

We may issue additional shares in connection with our business and may grant additional stock options or restricted shares to our employees, officers, directors and consultants under our present or future equity compensation plans or we may issue warrants to third parties outside of such plans. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.

The market price and trading volume of our shares of common stock may be volatile and you may not be able to resell your shares of common stock (as the case may be) at or above the price you paid for them.

Our securities may trade at prices significantly below the price you paid for it, in which case, holders of our securities may experience difficulty in reselling, or an inability to sell, our securities. In addition, when the market price of a company's equity drops significantly, equity holders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources away from the day-to-day operations of our business.

Securities analysts may not initiate coverage of our securities or may issue negative reports, which may adversely affect the trading price of our securities.

We cannot assure you that securities analysts will continue to cover our company. As of December 31, 2022, we have one analyst covering our company. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of our securities. In the event that securities analysts begin to cover our company, the trading market for our securities will rely in part on the research and reports that such securities analysts publish about us and our business. If one or more of the analysts who cover our company downgrades our securities, the trading price of our securities may decline. If one or more of these analysts then ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of our securities to decline. Further, because of our small market capitalization, it may be difficult for us to attract securities analysts to cover our company, which could significantly and adversely affect the trading price of our securities.

We have the right to designate and issue additional shares of preferred stock. If we were to designate and/or issue additional preferred stock, it is likely to have rights, preferences and privileges that may adversely affect the common stock.

We are authorized to issue 150,000,000 shares of blank-check Preferred Stock, with such rights, preferences and privileges as may be determined from time to time by our Board of Directors. Our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock in one or more series, and to fix for any series the dividend rights, dissolution or liquidation preferences, redemption prices, conversion rights, voting rights, and other rights, preferences and privileges for the Preferred Stock.

The issuance of shares of Preferred Stock, depending on the rights, preferences and privileges attributable to the Preferred Stock, could reduce the voting rights and powers of the common stock and the portion of our assets allocated for distribution to common stockholders in a liquidation event, and could also result in dilution in the book value per share of the common stock. The preferred stock could also be utilized, under certain circumstances, as a method for raising additional capital or discouraging, delaying or preventing a change in control of the Company, to the detriment of the investors in the common stock offered hereby. We cannot assure that we will not, under certain circumstances, issue shares of our Preferred Stock.

We qualify as a smaller reporting company, and, under the smaller reporting company rules, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.

Currently, we qualify as a "smaller reporting company" as defined by Rule 12b-2 of the Exchange Act. We have elected to provide disclosure under the smaller reporting company rules and, therefore, are subject to decreased disclosure obligations in our filings with the SEC, including being required to provide only two years of audited financial statements in our annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

A threatened direct and derivative claim by one of our stockholders against the Company and our officers and directors could have material adverse effects on our business, financial condition, and results of operations.

On November 17, 2021, legal counsel to a purported stockholder of the Company threatened to file a direct and derivative complaint alleging breaches of fiduciary duty by the Company's officers and directors, primarily with respect to (i) the Amended and Restated Employment Agreements entered into by the Company with each of Mr. Rodgers and Mr. Russell in October 2022; (ii) the approval of actions taken at our 2022 annual meeting of stockholders in December 2022; (iii) payments made to Business Law Group, P.A. in exchange for services provided pursuant to the Services Agreement between the Company and Business Law Group; and (iv) strategic advisory agreements entered into by us in connection with our planned cryptocurrency mining business.

Our board of directors evaluated the matters raised by the purported stockholder and his legal counsel. The Company agreed to a settlement which required, among other things, payment of legal fees to the stockholder's counsel and the addition of a new independent board member. Any such claims brought in the future could have a material adverse effect on our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our executive and administrative offices are located in Tampa, Florida, where we lease approximately 5,600 square feet of general office space for approximately $8,900 per month, plus utilities. The lease began on July 15, 2019 and, as extended, expires on July 31, 2025.

Item 3. Legal Proceedings.

We are not currently a party to material litigation proceedings, and we are not subject to any known material threatened legal proceedings other than described under Note 10 of our Consolidated Financial Statements included herein under the caption "Legal Proceedings." In addition to the foregoing, we periodically become a party to litigation in the ordinary course of business, including either the prosecution or defense of claims arising from contracts by and between us and client Associations. Regardless of the outcome, litigation can have an adverse impact on us because of prosecution, defense, and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

None.


PART II


Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is quoted on the Nasdaq Capital Market under the symbol "LMFA". On December 31, 2022 there were 5 holders of record of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

See "Equity Compensation Plan Information" in Part III, Item 12 of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this Annual Report on Form 10-K, including without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expects," "intends," "plans," "projects," "estimates," "anticipates," "believes" or the negative thereof or any variation thereon or similar terminology or expressions.

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors which could materially affect our results and our future performance include, without limitation, the following risks, as well as other factors set forth under "Risk Factors" in this report.

- our ability to retain the listing of our securities on the Nasdaq Capital market,
- our ability to obtain funds to purchase receivables,
- the early stage of our cryptocurrency mining business and our lack of operating history in such business,
- volatility surrounding the value of Bitcoin and other cryptocurrencies,
- the uncertainty surrounding the cryptocurrency mining business in general,
- bankruptcy or financial problems of our hosting vendors in our mining business,
- reliance to date on a single model of Bitcoin miner,
- the ability to scale our mining business,
- our ability to purchase defaulted consumer Association receivables at appropriate prices,
- competition to acquire such receivables,
- our dependence upon third party law firms to service our accounts,
- our ability to manage growth or declines in the business,
- changes in government regulations that affect our ability to collect sufficient amounts on our defaulted consumer Association receivables,
- the impact of class action lawsuits and other litigation on our business or operations,
- our ability to keep our software systems updated to operate our business,
- our ability to employ and retain qualified employees,
- our ability to establish and maintain internal accounting controls,
- changes in the credit or capital markets,
- changes in interest rates,
- deterioration in economic conditions,
- negative press regarding the debt collection industry which may have a negative impact on a debtor's willingness to pay the debt we acquire,
- the spread of the novel coronavirus (COVID-19), its impact on the economy generally and, more specifically, the specialty finance industry, and
- other factors set forth under "Risk Factors" in this report.

Except as required by law, we assume no duty to update or revise any forward-looking statements.

Overview

LM Funding America, Inc. ("we", "our", "LMFA", or the "Company") currently has two lines of business: our recently commenced cryptocurrency mining business and our historical specialty finance business.

On September 15, 2021, we announced our plan to operate in the Bitcoin mining ecosystem, and we commenced Bitcoin mining operations in late September 2022. This business operation deploys our computing power to mine Bitcoin and validate transactions on the Bitcoin network. We believe that developments in Bitcoin mining have created an opportunity for us to deploy capital and conduct large-scale mining operations in the United States. We conduct this business through a wholly owned subsidiary, US Digital Mining and Hosting Co, LLC, a Florida limited liability company (US Digital), which we formed in 2021 to develop and operate our cryptocurrency mining business.

With respect to our specialty finance business, the Company has historically engaged in the business of providing funding to nonprofit community associations primarily located in the state of Florida. We offer incorporated nonprofit community associations, which we refer to as "Associations," a variety of financial products customized to each Association's financial needs. Our original product offering consists of providing funding to Associations by purchasing their rights under delinquent accounts that are selected by the Associations arising from unpaid Association assessments. Historically, we provided funding against such delinquent accounts, which we refer to as "Accounts," in exchange for a portion of the proceeds collected by the Associations from the account debtors on the Accounts. In addition to our original product offering, we also purchase Accounts on varying terms tailored to suit each Association's financial needs, including under our New Neighbor Guaranty™ program. corporate history.

COVID-19 Update

Although COVID-19 is currently not material to our results of operations, there is uncertainty relating to the potential future impact on our business. While our employees currently have the ability and are encouraged to work remotely, such measures have and may continue to have an impact on employee attendance or productivity, which, along with the possibility of employees' illness, may adversely affect our operations.

The extent to which COVID-19 impacts our operations, or our ability to obtain financing should we require it, will depend on future developments which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 to treat its impact, among others. If the disruptions posed by COVID-19 continue for an extended period of time, financial markets may not be available to the Company for raising capital in order to fund future growth. Should the Company not be able to obtain financing when required, in the amounts necessary or under terms which are economically feasible, we may be required to reduce planned future growth and/or the scope of our operations. In addition, if there is another significant outbreak, it could impact the manufacture and supply to the Company of Bitcoin mining machines.

Corporate History

The Company was originally organized in January 2008 as a Florida limited liability company under the name LM Funding, LLC. Prior to our initial public offering in 2015, all of our business was conducted through LM Funding, LLC and its subsidiaries. Immediately prior to our initial public offering in October 2015, the members of the LM Funding, LLC contributed all of their membership interests to LM Funding America, Inc., a Delaware corporation incorporated on April 20, 2015 ("LMFA"), in exchange for shares of the common stock of LMFA. Immediately after such contribution and exchange, the former members of LM Funding, LLC became the holders of 100% of the issued and outstanding common stock of LMFA, thereby making LM Funding, LLC a wholly-owned subsidiary of LMFA.

The Company organized two new subsidiaries in 2020: LMFA Financing LLC, a Florida limited liability company, on November 21, 2020, and LMFAO Sponsor LLC, a Florida limited liability company, on October 29, 2020. LMFAO Sponsor LLC organized a subsidiary, LMF Acquisition Opportunities Inc., on October 29, 2020. LM Funding America Inc. organized a subsidiary, US Digital Mining and Hosting Co., LLC. (and 100% subsidiaries), on September 10, 2021. USDM has created various 100% owned subsidiaries to engage in business in various states. The Company also from time to time organizes other subsidiaries to serve a specific purpose or hold a specific asset.

RESULTS OF OPERATIONS

The Year Ended December 31, 2022 compared with the Year Ended December 31, 2021

Revenues

During the year ended December 31, 2022, total revenues increased by approximately $0.8 million, or 92.9%, to approximately $1.7 million from approximately $0.9 million in the year ended December 31, 2021.

Digital mining revenues increased to approximately $0.9 million for the year ended December 31, 2022 from nil for the year ended December 31, 2021, due to the commencement of our digital mining operations in late September 2022.

Interest on delinquent association fees for the year ended December 31, 2022 was approximately $359 thousand which represents a decrease of 23.9% as compared to the approximately $472 thousand generated in the year ended December 31, 2021 due to a decrease in the number of units collected offset in part by an increase in the average revenue collected per unit.

Underwriting and origination fees decreased by approximately $24 thousand or 19.6% due to a reduction in units submitted for collection.

Rental revenue (which includes sales of units) for the year ended December 31, 2022 was approximately $162 thousand as compared to approximately $142 thousand for the year ended December 31, 2021 due to higher average rental revenue per unit. There were 11 rental units in the portfolio as of December 31, 2022 and December 31, 2021.

Operating Costs and Expenses

During the year ended December 31, 2022, operating costs and expenses increased by approximately $17.1 million, or 183%, to approximately $26.4 million from approximately $9.3 million for the year ended December 31, 2021. The net increase in operating expenses can be attributed primarily to the approximately $13.2 million increase in staff costs and payroll, which includes a non-cash expense increase of approximately $14.2 million related to the issuance of stock options to management, and board members ($5.3 million of the increase is associated with the cancellation of options for the CEO and CFO), offset in part by a decrease in payroll of approximately $2.2 million related to decreased bonuses.

The increase in depreciation and amortization expense of $0.5 million and digital mining cost of revenues of $1.0 million is related to the commencement of mining operations in late September 2022. The cost of mining includes the cost of hosting site and installation fees of approximately $0.2 million.

Professional fees (excluding fees paid pursuant to our service agreement with BLG and BLGAL), for the years ended December 31, 2022 and 2021 were approximately $2.4 million and $1.3 million, respectively. In the ordinary course of our specialty finance business, we are involved in numerous legal proceedings and expenses associated with acquisitions and corporate initiatives. We regularly initiate collection lawsuits, using our network of third party law firms, against debtors. In addition, debtors occasionally initiate litigation against us. Professional fees for the year ended December 31, 2022 included an expense of $0.3 million related to the settlement of a legal claim. See Note 10 Commitments and Contingencies for discussion of the claim. This also includes an increase of $0.7 million due to the amortization of prepaid annual consulting fees paid in 2021 for digital strategy consultant work performed in 2022.

Legal fees for BLG and BLGAL for the year ended December 31, 2022 were approximately $0.8 million compared to approximately $1.0 million for the year ended December 31, 2021. Legal fees for 2022 include a $150 thousand termination fee paid to BLG offset by a reduction in the service fee. See Note 12. Related Party Transactions for further discussion regarding the service agreements with BLG and BLGAL.

Further, the net increase in operating expenses was also caused in part by, a decrease of $0.2 million relating to the recoupment of bad debt allowance from a related party, a $1.1 million increase in Other operating costs as the result of a $0.9 million increase in non-cash stock expense for consultants, and a $0.2 million increase in selling, general and administrative expenses due in part to increased investor relations cost, higher state franchise fees and other fees.

Other Income and Loss

Realized loss on marketable securities - the Company recognized a $0.3 million realized loss on marketable securities for the year ended December 31, 2022 as compared to a $13.8 million gain for the year ended December 31, 2021. The prior year gain was primarily due to a $5.7 million gain on a transaction with Borqs in which the Company acquired debt of Borqs, converted the debt into Borqs common stock, and subsequently sold such shares at a gain, and an $8.5 million gain related to the exercise of Borqs warrants for common shares of Borqs which were subsequently sold.

Realized gain on convertible debt securities - the Company incurred a realized gain on convertible debt securities of $0.3 million for the year ended December 31, 2022 as compared to nil for the year ended December 31, 2021 due to the conversion of Borqs convertible debt securities to common stock.

Unrealized loss on convertible debt securities - the Company incurred an unrealized loss on convertible debt securities of nil for the year ended December 31, 2022 as compared to $0.4 million for the year ended December 31, 2021 due to the fair value adjustment of Borqs convertible debt securities.

Unrealized loss on marketable securities - the company incurred an unrealized loss on marketable securities of under $0.1 million for the year ended December 31, 2022 as compared to an unrealized loss on securities of $1.4 million for the year ended December 31, 2021, primarily related to the fair value adjustment of Borqs common stock.

Impairment loss on digital assets - during the year ended December 31, 2022, the Company purchased and received an aggregate of approximately 32 Bitcoin for approximately $1.0 million. During the year ended December 31, 2022, we recorded approximately $0.5 million of impairment losses on such digital assets as compared to an impairment loss of under $0.1 million for the year ended December 31, 2021.

Impairment loss on prepaid mining machine deposits - the Company incurred an impairment loss on prepaid mining machine deposits of $3.15 million for the year ended December 31, 2022 due to a $3.15 million impairment charge for deposits held by Uptime Armory arising from the non-performance of Uptime Armory under the Uptime Purchase Agreement.

Impairment loss on prepaid hosting deposits - the Company incurred an impairment loss on prepaid hosting deposits of $1.8 million for the year ended December 31, 2022 due to a $1.0 million impairment charge on the deposits held by Compute North, which is in bankruptcy, and a $0.8 million impairment charge for deposits held by Uptime Hosting arising from the non-performance of Uptime Hosting under the Uptime Purchase Agreement.

Credit loss on debt securities - The Company recognized credit loss expense on debt securities of approximately $1.1 million for the year ended December 31, 2022 as compared to nil for the year ended December 31, 2021 arising from establishing a loss allowance on the Symbiont debt security.

Unrealized gain (loss) on investment and equity securities - The Company recognized an unrealized gain on securities of approximately $4.4 million for the year ended December 31, 2022 as compared to an unrealized gain of approximately $0.9 million for the year ended December 31, 2021 from the revaluation of Seastar Medical Holding Corporation. (formerly LMAO's) common stock and warrants. The change was driven primarily by the impact of LMAO's merger with Seastar Medical Holding Corporation.

The Company recognized a $20 thousand and $503 thousand realized gain on the sale of digital assets for the years ended December 31, 2022 and 2021.

The Company recognized a non-recurring gain on the forgiveness of note payables of nil and $0.1 million for years ended December 31, 2022 and 2021.

Interest (Income) Expense, net

During the year ended December 31, 2022, net interest income was approximately $0.4 million as compared to $0.2 million of net interest expense for the year ended December 31, 2021. The increase is related to the investment in notes receivable.

Income Tax Expense

During the year ended December 31, 2022, the Company generated a $26.4 million net loss before income taxes. However, due to a change in estimate from the twelve months ended December 31, 2021 that resulted in a limitation on the use of its net operating loss carryforwards, the Company's income tax due was $1.4 million during the year ended December 31, 2022. The Company recognized net income tax expense of $1.4 million for the twelve months ended December 31, 2022 and $0.3 million for the twelve months ended December 31, 2021 .

Under ASC 740-10-30-5, *Income Taxes*, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company during 2022, 2020, 2019 and 2018, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believes that a valuation allowance continues to be necessary based on the more-likely-than-not threshold noted above. The Company recorded a valuation allowance of approximately $8.5 million and $3.2 million for the year ended December 31, 2022 and 2021, respectively.

Net Income Attributable to Non-Controlling Interest

The Company owns 69.5% of LMFAO Sponsor LLC ("Sponsor"). As such, approximately $1.4 million and $0.2 million of the $4.4 million and $0.9 million net unrealized gain recognized by the Sponsor's ownership of Seastar Medical Holding Corporation (formerly LMAO) is attributed to the Non-Controlling Interest for the years ended December 31, 2022 and 2021, respectively.

Net Loss Attributable to LM Funding America, Inc.

During the year ended December 31, 2022, the Company generated a net loss attributable to LM Funding America, Inc. of approximately $29.2 million as compared to net income attributable to LM Funding America, Inc. of approximately $4.8 million for the year ended December 31, 2021 for the reasons mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

General

As of December 31, 2022, we had cash and cash equivalents of $4.2 million and digital assets of $0.9 million compared with $32.6 million of cash and cash equivalents and nil digital assets at December 31, 2021. The Company also had $4 thousand of marketable securities as of December 31, 2022 compared with $2.1 million at December 31, 2021. The decrease in cash is due primarily to the use of $17.9 million for the deposit for mining equipment purchases and hosting services and $3.8 million of loans to Seastar Medical Holding Corporation.

Recent Capital Raising Transactions

In October 2021, we raised approximately $31.5 million in net proceeds in a registered public offering by issuing 7.3 million shares of common stock and 7.5 million warrants to purchase shares of common stock. Holders of the warrants subsequently exercised such warrants for 140,500 shares of common stock for approximately $702 thousand.

Holders of our warrants issued in our public offering from 2020 exercised warrants for 2,330,536 shares for total consideration of approximately $9.5 million for the year ended December 31, 2021. No warrants were exercised during the year ended December 31, 2022.

Cash from Operations

Net cash used in operations was approximately $9.1 million during the year ended December 31, 2022 compared with net cash provided by operations of $2.7 million during the year ended December 31, 2021. This change was primarily driven by activity in 2021, which included a $5.7 million realized gain on securities relating to a specialty finance transaction between us and Borqs and a $8.5 million realized gain on securities from selling the Borqs warrants, offset in part by a $5 million investment in certain receivables of Borqs and a $3.7 million investment in marketable securities. During the year ended December 31, 2022, the Company paid $3.2 million as a deposit for hosting services compared to $0.8 million for the year ended December 31, 2021.

Cash from Investing Activities

Net cash used in investing activities was $18.9 million during the year ended December 31, 2022 as compared to net cash used in investing activities of $23.2 million during the year ended December 31, 2021. During the year ended December 31, 2022, the Company invested $14.7 million in deposits for mining equipment and $3.7 million in a notes receivable for Seastar Medical Holding Corporation. During the year ended December 31, 2021, the Company invested $5.7 million in LMF Acquisition Opportunities Inc (a special purpose acquisition corporation), a $1.4 million investment in digital assets, a $2.0 million investment in the Symbiont note receivable and $16.0 million of deposits for mining equipment.

Cash from Financing Activities

Net cash used in financing activities was $0.3 million during the year ended December 31, 2022 as compared to net cash provided by financing activities of $41.5 million for the year ended December 31, 2021. During the year ended December 31, 2021 the Company received $31.5 million from a public offering of common stock and warrants and $10.2 million from the exercise of warrants offset by $0.2 million of insurance loan repayments.

Outstanding Debt

Debt of the Company consisted of the following:

	December 31, 2022	December 31, 2021
Financing agreement with Imperial PFS that is unsecured. Down payment of $78,000 was required upfront and equal installment payments of $45,672 to be made over a 10 month period. The note matures on August 1, 2023. Annualized interest is 7.35%.	$ 365,379	$ -
Financing agreement with Imperial PFS that is unsecured. Down payment of $15,000 was required upfront and equal installment payments of $13,799 to be made over an 8 month period. The note matures on August 1, 2023. Annualized interest is 7.35%.	110,396	-
Financing agreement with FlatIron capital that was unsecured. Down payment of $36,255 was required upfront and equal installment payments of $19,114 were made over a 10 month period. The note matured on May 1, 2022. Annualized interest was 3.95%.	-	114,688
	$ 475,775	$ 114,688

On April 30, 2020, the Company obtained a $185,785 Paycheck Protection Program loan. These business loans were established by the 2020 US Federal government Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to help certain businesses, self-employed workers, sole proprietors, certain nonprofit organizations, and tribal businesses continue paying their workers.

The Paycheck Protection Program allows entities to apply for low interest private loans to pay for their payroll and certain other costs. The loan proceeds were used to cover payroll costs, rent, interest, and utilities. The loan was to be partially or fully forgiven if the

Company kept its employee counts and employee wages stable. The program was implemented by the U.S. Small Business Administration. The interest rate was 1.0% and had a maturity date of 2 years.

On May 6, 2021, we received notice from the Paycheck Protection Program that $157,250 of our loan had been forgiven. As such, we paid the remaining balance of $28,534 by September 30, 2021.

Minimum required principal payments on the Company's debt as of December 31, 2022 are as follows :

2023	$	475,775
	$	475,775

Critical Accounting Estimates and Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure or inclusion of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to allowance for doubtful accounts, the evaluation of the impairment of fixed assets and income tax provisions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We consider our critical accounting policies to be those related long-lived assets. We do not consider any of our estimates to be critical. Refer to Note 1 - Significant Accounting Policies to our financial statements for a complete discussion of the significant accounting policies and methods used in the preparation of our financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable

Item 8. Financial Statements and Supplementary Data.

The Financial Statements of the Company, the Notes thereto and the Report of Independent Registered Public Accounting Firm thereon required by this Item 8 begin on page F-1 of this Annual Report on Form 10-K located immediately following the signature page.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation (in accordance with Exchange Act Rule 13a-15(b)), our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, due to the weakness in internal control over financial reporting described below, our disclosure controls and procedures are not designed at a reasonable assurance level or effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As discussed below, we have planned certain remediation actions to ameliorate our auditor's concern that the Company does not effectively segregate certain accounting duties, which we believe would resolve the material weakness in internal control over financial reporting and similarly improve disclosure controls and procedures, but there can be no assurances as to the timing of any such action or that the Company will be able to do so.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Based on that assessment, our management determined that, as of December 31, 2022, the Company's internal control over financial reporting was not effective for the purposes for which it is intended. Specifically, management's determination was due to the following material weakness in internal control over financial reporting that existed as of December 31, 2021 and that continued to exist through December 31, 2022:

The Company did not effectively segregate certain accounting duties nor have a proper multi-level review process due to the small size of its accounting staff.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Notwithstanding the determination that there was a material weakness as identified in this Annual Report, we believe that our consolidated financial statements contained in this Annual Report fairly present our financial position, results of operations and cash flows for the years covered hereby in all material respects.

We expect to be dependent upon our Chief Financial Officer who is knowledgeable and experienced in the application of U.S. Generally Accepted Accounting Principles to maintain our disclosure controls and procedures and the preparation of our financial statements for the foreseeable future.

Management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively. To date, the remediation actions include the following:

- appointment of additional qualified staff;
- increasing the size of our accounting staff by 33%;
- implementation of additional monitoring of controls to improve documentation of internal control procedures;
- and expanding the management and governance over IT system controls.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period, we are committed to continuous improvement and will continue to diligently review our internal control over financial reporting.

Notwithstanding the determination that our internal control over financial reporting was not effective as of December 31, 2022, and that there was a material weakness as identified in this Annual Report, we believe that our consolidated financial statements contained in this Annual Report fairly present our financial position, results of operations and cash flows for the years covered hereby in all material respects.

This Annual Report does not include an attestation report by MaloneBailey LLP, our independent registered public accounting firm, regarding internal control over financial reporting. As a smaller reporting company, our management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting.

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. Other than remediation actions related to the material weaknesses in our internal controls described above, there has been no change in our internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2023 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2022.

Item 11. Executive Compensation.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2023 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2023 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2023 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2022.

Item 14. Principal Accounting Fees and Services.

The information required by this Item will be included in and is hereby incorporated by reference from our definitive proxy statement relating to our 2023 annual meeting of stockholders or an amendment to this Form 10-K, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2022.


PART IV


Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. *Financial Statements*. See the Index to Consolidated Financial Statements on page F-1.

2. *Exhibits*. See Item 15(b) below.

(b) *Exhibits*. The exhibits listed on the Exhibit Index, which appears at the end of this report, are filed as part of, or are incorporated by reference into, this report.

(c) *Financial Statement Schedule*. See Item 15(a)(1) above.

Item 16. Form 10-K Summary.

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of
LM Funding America, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LM Funding America, Inc. and its subsidiaries (collectively, the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2018.
Houston, Texas
March 30, 2023

LM FUNDING AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31, 2022		December 31, 2021
Assets				
Cash	$	4,238,006	$	32,559,185
Digital Assets (Note 2)		888,026		-
Finance receivables		26,802		28,193
Marketable securities (Note 3)		4,290		2,132,051
Short-term investments - convertible debt securities (Note 4)		-		539,351
Short-term investments - debt securities (Note 8)		-		2,027,178
Notes receivable from Seastar Medical Holding Corporation (Note 5)		3,807,749		-
Prepaid expenses and other assets		1,233,322		1,224,674
Income tax receivable (Note 11)		293,466		-
Current assets		10,491,661		38,510,632
Fixed assets, net (Note 6)		27,192,317		17,914
Deposits on mining equipment (Note 7)		525,219		15,986,700
Hosting services deposit (Note 7)		2,200,452		788,400
Real estate assets owned		80,057		80,057
Long-term investments - debt security (Note 8)		2,402,542		-
Less: Allowance for losses on debt security (Note 8)		(1,052,542)		-
Long-term investments - debt security, net (Note 8)		1,350,000		-
Long-term investments - equity securities (Note 8)		464,778		1,973,413
Investment in Seastar Medical Holding Corporation (Note 8)		10,608,750		-
Investment in unconsolidated affiliate (Note 8)		-		4,676,130
Operating lease - right of use assets (Note 10)		265,658		59,969
Other assets		10,726		10,726
Long-term assets		42,697,957		23,593,309
Total assets	$	53,189,618	$	62,103,941
Liabilities and stockholders' equity				
Accounts payable and accrued expenses		1,570,906		463,646
Note payable - short-term (Note 9)		475,775		114,688
Due to related parties (Note 12)		75,488		121,220
Current portion of lease liability (Note 10)		90,823		68,002
Income tax payable (Note 11)		-		326,178
Total current liabilities		2,212,992		1,093,734
Lease liability - long-term (Note 10)		179,397		-
Long-term liabilities		179,397		-
Total liabilities		2,392,389		1,093,734
Stockholders' equity (Note 13)				
Preferred stock, par value $.001; 150,000,000 shares authorized; no shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		-		-
Common stock, par value $.001; 350,000,000 shares authorized; 13,091,883 and 13,017,943 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		13,092		13,018
Additional paid-in capital		92,195,341		74,525,106
Accumulated deficit		(43,017,207)		(13,777,006)
Total LM Funding America stockholders' equity		49,191,226		60,761,118
Non-controlling interest		1,606,003		249,089
Total stockholders' equity		50,797,229		61,010,207
Total liabilities and stockholders’ equity	$	53,189,618	$	62,103,941

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,	
	2022	**2021**
Revenues		
Interest on delinquent association fees	$ 359,012	$ 471,923
Administrative and late fees	70,686	69,369
Recoveries in excess of cost - special product	100,470	95,904
Underwriting fees and other revenues	96,605	120,176
Rental revenue	161,618	141,569
Digital mining revenues	945,560	-
Total revenues	1,733,951	898,941
Operating costs and expenses		
Digital mining cost of revenues (exclusive of depreciation and amortization shown below)	1,033,226	-
Staff costs & payroll	19,422,723	6,257,375
Professional fees	3,158,446	2,271,808
Settlement costs with associations	160	2,000
Selling, general and administrative	635,268	417,963
Provision for credit losses	(10,177)	(10,000)
Recovery of cost from related party receivable	-	(200,000)
Real estate management and disposal	110,465	132,283
Depreciation and amortization	478,020	11,087
Collection costs	(12,213)	4,459
Impairment loss on mined digital assets	79,794	-
Other operating costs	1,514,224	444,345
Total operating costs and expenses	26,409,936	9,331,320
Loss from operations	(24,675,985)	(8,432,379)
Realized gain (loss) on securities	(349,920)	13,817,863
Realized gain on convertible debt securities	287,778	-
Unrealized loss on convertible debt security	-	(407,992)
Unrealized loss on marketable securities	(56,830)	(1,387,590)
Impairment loss on purchased digital assets	(467,406)	(23,720)
Impairment loss on prepaid mining machine deposits	(3,150,000)	-
Impairment loss on prepaid hosting deposits	(1,790,712)	-
Credit loss on debt securities	(1,052,542)	-
Unrealized gain on investment and equity securities	4,423,985	886,543
Realized gain on sale of digital assets	20,254	502,657
Loss on disposal of assets	(38,054)	-
Digital assets other income	5,658	3,775
Dividend income	3,875	2,113
Interest income	399,094	211,427
Interest expense	(4,416)	(653)
Gain on forgiveness of note payable	-	157,250
Income (loss) before income taxes	$ (26,445,221)	$ 5,329,294
Income tax expense	(1,438,066)	(326,178)
Net income (loss)	$ (27,883,287)	$ 5,003,116
Less: Net income attributable to non-controlling interest	(1,356,914)	(243,898)
Net income (loss) attributable to LM Funding America Inc.	$ (29,240,201)	$ 4,759,218
Basic income (loss) per common share	$ (2.23)	$ 0.70
Diluted income (loss) per common share	$ (2.23)	$ 0.60
Weighted average number of common shares outstanding		
Basic	13,084,185	6,828,704
Diluted	13,084,185	7,927,255

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECMEBER 31, 2022 AND 2021

	Common Stock			Additional paid-in capital	Accumulated Deficit	Non-Controlling Interest	Total Equity
	Shares		Amount				
Balance - December 31, 2020	3,083,760	$	3,083	$ 29,996,258	$ (18,536,224)	$ 5,191	$ 11,468,308
Stock option expense	-		-	2,323,118	-	-	2,323,118
Stock issued for warrants exercised	2,471,036		2,471	10,244,653	-	-	10,247,124
Stock issued for cash in public offering, net	7,263,147		7,264	31,449,110	-	-	31,456,374
Stock issued for services	200,000		200	219,467	-	-	219,667
Stock compensation	-		-	292,500	-	-	292,500
Net income	-		-	-	4,759,218	243,898	5,003,116
Balance - December 31, 2021	13,017,943	$	13,018	$ 74,525,106	$ (13,777,006)	$ 249,089	$ 61,010,207
Common stock issued for services	73,940		74	(74)	-	-	-
Stock option expense	-		-	16,571,978	-	-	16,571,978
Stock compensation	-		-	1,098,331	-	-	1,098,331
Net income (loss)	-		-	-	(29,240,201)	1,356,914	(27,883,287)
Balance - December 31, 2022	13,091,883	$	13,092	$ 92,195,341	$ (43,017,207)	$ 1,606,003	$ 50,797,229

The accompanying notes are an integral part of these consolidated financial statements.

LM FUNDING AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2022	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (27,883,287)	$ 5,003,116
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities		
Depreciation and amortization	478,020	1,383
Noncash lease expense	95,098	100,698
Stock compensation	1,098,331	219,667
Stock option expense	16,571,978	2,323,118
Stock compensation - employees	-	292,500
Accrued investment income	(392,412)	(74,520)
Accrued recovery of legal fees	(55,364)	-
Debt forgiveness	-	(157,250)
Gain on deconsolidation of affiliate	-	(43,623)
Impairment loss on digital assets	547,200	23,720
Impairment loss on mining machine deposits	3,150,000	-
Impairment loss on hosting deposits	1,790,712	-
Loss on disposal of fixed assets	38,054	-
Unrealized loss on convertible debt security	-	407,992
Unrealized loss on marketable securities	56,830	1,387,590
Unrealized gain on investment and equity securities	(4,423,985)	(886,543)
Allowance for loss on debt security	1,052,542	-
Realized loss (gain) on securities	349,920	(13,817,863)
Realized gain on sale of digital assets	(20,254)	(502,657)
Realized gain on convertible note securities	(287,778)	-
Proceeds from securities	2,565,893	30,400,433
Investment in convertible note receivable converted into marketable security	-	(16,582,571)
Investment in convertible note receivable	-	(5,000,000)
Convertible debt and interest converted into marketable securities	844,882	4,231,758
Investments in marketable security	(844,882)	(3,651,400)
Change in operating assets and liabilities:		
Prepaid expenses and other assets	651,472	(845,853)
Advances (repayments) to related party	(45,732)	89,235
Accounts payable and accrued expenses	393,260	349,644
Deposits for hosting fees	(3,202,764)	(788,400)
Mining of digital assets	(945,560)	-
Lease liability payments	(98,569)	(103,646)
Deferred taxes and taxes payable	(326,178)	326,178
Income taxes receivable	(293,466)	-
Net cash (used in) provided by operating activities	(9,136,039)	2,702,706
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net collections of finance receivables - original product	13,993	102,024
Net collections of finance receivables - special product	(12,602)	38,557
Capital expenditures	(15,382)	(14,411)
Investment in note receivable	-	(2,000,000)
Investment in note receivable - Seastar Medical Holding Corporation	(3,753,090)	-
Investment in digital assets	(988,343)	(1,419,958)
Proceeds from sale of digital assets	518,931	1,898,895
Loan to purchase securities	-	1,784,250
Repayment of loan to purchase securities	-	(1,784,250)
Deposits for mining equipment	(14,649,614)	(15,986,700)
Investment in unconsolidated affiliate	-	(5,738,000)
Payments for real estate assets owned	-	(60,006)
Net cash used in investing activities	(18,886,107)	(23,179,599)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loan principal and insurance financing repayments	(299,033)	(220,363)
Exercise of warrants	-	10,247,124
Proceeds from stock subscription	-	31,456,374
Net cash provided by (used in) financing activities	(299,033)	41,483,135
NET INCREASE (DECREASE) IN CASH	(28,321,179)	21,006,242
CASH - BEGINNING OF YEAR	32,559,185	11,552,943
CASH - END OF YEAR	**$ 4,238,006**	**$ 32,559,185**
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Insurance financing	$ 660,120	$ 210,260
ROU assets and operating lease obligation recognized	300,787	-
Reclassification of mining equipment deposit to fixed assets, net	26,961,095	-
SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION		
Cash paid for interest	$ -	$ 1,892
Cash paid for taxes	2,057,710	-

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

<u>Nature of Operations</u>

LM Funding America, Inc. ("we", "our", "LMFA" or the "Company") was formed as a Delaware corporation on April 20, 2015.

LMFA is the sole member of several entities including LM Funding, LLC, which was organized in January 2008, US Digital Mining and Hosting Co.,which was created on September 10, 2021; LMFA Financing LLC, created on November 21, 2020, and LMFAO Sponsor LLC, created on October 29, 2020. USDM has created various 100% owned subsidiaries to engage in business in various states.

LMFAO Sponsor LLC created a majority owned subsidiary LMF Acquisition Opportunities Inc. on October 29, 2020. LMF Acquisition Opportunities Inc was merged with Seastar Medical Holding Corporation on October 28, 2022.

The Company also from time to time organizes other subsidiaries to serve a specific purpose or hold a specific asset.

The Company currently has two lines of business: recently commenced cryptocurrency mining business and a historical specialty finance business.

On September 15, 2021, the Company announced its plan to operate in the Bitcoin mining ecosystem, and we commenced Bitcoin mining operations in late September 2022. This business operation deploys our computing power to mine Bitcoin on the Bitcoin network. We conduct this business through a wholly owned subsidiary, US Digital Mining and Hosting Co, LLC, a Florida limited liability company (US Digital), which we formed in 2021 to develop and operate our cryptocurrency mining business.

With respect to our specialty finance business, the Company has historically engaged in the business of providing funding to nonprofit community associations primarily located in the state of Florida. We offer incorporated nonprofit community associations, which we refer to as "Associations," a variety of financial products customized to each Association's financial needs. Our original product offering consists of providing funding to Associations by purchasing their rights under delinquent accounts that are selected by the Associations arising from unpaid Association assessments. Historically, we provided funding against such delinquent accounts, which we refer to as "Accounts," in exchange for a portion of the proceeds collected by the Associations from the account debtors on the Accounts. In addition to our original product offering, we also purchase Accounts on varying terms tailored to suit each Association's financial needs, including under our New Neighbor Guaranty™ program.

Cryptocurrency Mining Business

Bitcoin was introduced in 2008 with the goal of serving as a digital means of exchanging and storing value. Bitcoin is a form of digital currency that depends upon a consensus-based network and a public ledger called a "blockchain", which contains a record of every Bitcoin transaction ever processed. The Bitcoin network is the first decentralized peer-to-peer payment network, powered by users participating in the consensus protocol, with no central authority or middlemen, that has wide network participation. The authenticity of each Bitcoin transaction is protected through digital signatures that correspond with addresses of users that send and receive Bitcoin. Users have full control over remitting Bitcoin from their own sending addresses. All transactions on the Bitcoin blockchain are transparent, allowing those running the appropriate software to confirm the validity of each transaction. To be recorded on the blockchain, each Bitcoin transaction is validated through a proof-of-work consensus method, which entails solving complex mathematical problems to validate transactions and post them on the blockchain. This process is called mining. Miners are rewarded with Bitcoins, both in the form of newly-created Bitcoins and transaction fees in Bitcoin, for successfully solving the mathematical problems and providing computing power to the network.

Factors such as access to computer processing capacity, interconnectivity, electricity cost, environmental factors (such as cooling capacity) and location play important roles in mining. In Bitcoin mining, "hashrate" is a measure of the computing and processing power and speed by which a mining computer mines and processes transactions on the Bitcoin network. We expect to continue increasing our computing power through 2023 and beyond as we expand the number of active mining machines. A company's computing power measured in hashrate is generally considered to be one of the most important metrics for evaluating Bitcoin mining companies.

We obtain Bitcoin as a result of our mining operations, and we sell Bitcoin from time to time, to support our operations and strategic growth. We plan to convert our Bitcoin to U.S. dollars. We may engage in regular trading of Bitcoin or engage in hedging activities related to our holding of Bitcoin. However, our decisions to hold or sell Bitcoin at any given time may be impacted by the Bitcoin market, which has been historically characterized by significant volatility. Currently, we do not use a formula or specific methodology to determine whether or when we will sell Bitcoin that we hold, or the number of Bitcoins we will sell. Rather, decisions to hold or sell Bitcoins are currently determined by management by monitoring the market in real time.

Specialty Finance Company

In our specialty finance business, we purchase an Association's right to receive a portion of the Association's collected proceeds from owners that are not paying their assessments. After taking assignment of an Association's right to receive a portion of the Association's proceeds from the collection of delinquent assessments, we engage law firms to perform collection work on a deferred billing basis wherein the law firms receive payment upon collection from the account debtors or a predetermined contracted amount if payment from account debtors is less than legal fees and costs owed. Under this business model, we typically fund an amount equal to or less than the statutory minimum an Association could recover on a delinquent account for each Account, which we refer to as the "Super Lien Amount". Upon collection of an Account, the law firm working on the Account, on behalf of the Association, generally distributes to us the funded amount, interest, and administrative late fees, with the law firm retaining legal fees and costs collected, and the Association retaining the balance of the collection. In connection with this line of business, we have developed proprietary software for servicing Accounts, which we believe enables law firms to service Accounts efficiently and profitably.

Under our New Neighbor Guaranty program, an Association will generally assign substantially all of its outstanding indebtedness and accruals on its delinquent units to us in exchange for payment by us of monthly dues on each delinquent unit. This simultaneously eliminates a substantial portion of the Association's balance sheet bad debts and assists the Association to meet its budget by receiving guaranteed monthly payments on its delinquent units and relieving the Association from paying legal fees and costs to collect its bad debts. We believe that the combined features of the program enhance the value of the underlying real estate in an Association and the value of an Association's delinquent receivables.

Because we acquire and collect on the delinquent receivables of Associations, the Account debtors are third parties about whom we have little or no information. Therefore, we cannot predict when any given Account will be paid off or how much it will yield. In assessing the risk of purchasing Accounts, we review the property values of the underlying units, the governing documents of the relevant Association, and the total number of delinquent receivables held by the Association.

Principles of Consolidation

The consolidated financial statements include the accounts of LMFA and its wholly-owned subsidiaries: LM Funding, LLC; LMF October 2010 Fund, LLC; REO Management Holdings, LLC (including all 100% owned subsidiary limited liability companies); LM Funding of Colorado, LLC; LM Funding of Washington, LLC; LM Funding of Illinois, LLC; US Digital Mining and Hosting Co., LLC (includes all 100% owned subsidiary limited liability companies) and LMF SPE #2, LLC and various single purpose limited liability corporations owned by REO Management Holdings, LLC which own various properties. It also includes LMFA Sponsor LLC (a 69.5% owned subsidiary). All significant intercompany balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States ("GAAP").

Reclassification

Certain prior period immaterial amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the evaluation of probable losses on balances due from a related party, the realization of deferred tax assets, the evaluation of contingent losses related to litigation, reserves on notes receivables and the evaluation of the impairment of fixed assets.

We are not presently aware of any events or circumstances arising from the COVID-19 pandemic that would require us to update our estimates or judgments or revise the carrying value of our assets or liabilities. Our estimates may change, however, as new events occur and additional information is obtained, and any such changes will be recognized in the consolidated financial statements.

Equipment Purchases

During 2021, we committed to purchasing an aggregate of 5,046 Bitcoin S19J Pro Antminer cryptocurrency mining machines for an aggregate purchase price of $31.6 million (the "Mining Machines") from Bitmain. This contract allowed for a reduction in purchase price if Bitcoin price declined prior to shipment. Due to the variable nature of the contract, we were credited an aggregate total of approximately $7.2 million toward the 40% purchase price that is normally paid upon the shipment of a batch. We received all of the Mining Machines purchased during 2021 from August 2022 through November 2022.

On August 31, 2022, the Company committed to purchasing an additional 400 Bitcoin Miner S19J Pro machines from Bitmain for an aggregate purchase price of approximately $1.3 million which were delivered in December 2022. The Company paid the full purchase price within 7 days of the date of the signing of the agreement.

Additionally, on September 20, 2022, the Company committed to purchasing 200 Bitcoin Miner S19 XP machines from Bitmain for an aggregate purchase price of approximately $1.3 million, which was fully paid in 2022. There were 204 S19 XP machines delivered in January 2023.

We purchased an additional 65 S19 XP machines on December 20, 2022 and another 125 S19 XP machines on January 15, 2023 from Bitmain for an aggregate purchase price of approximately $1.1 million. We used various Bitmain credits and coupons totaling approximately $0.6 million to pay for the 65 S19 XP machines that were ordered in December 2022, and in January 2023 we paid the remaining $0.5 million non-refundable payment relating to the 125 S19 XP machines in cash. All 190 XP machines are anticipated to be delivered in April 2023.

During the year ended December 31, 2022, the Company paid approximately $12.7 million to Bitmain for deposits related to mining equipment and payments of $1.9 million were made to various shipping vendors for transportation and customs costs related to the equipment. Since the inception of our contracts with Bitmain, we have paid an aggregate of approximately $26.4 million to Bitmain and related vendors relating to the purchase of these machines through December 31, 2022, and paid an additional $0.5 million in January 2023 under the Bitmain contracts that was due as of December 31, 2022.

Hosting Contracts

On September 5, 2022, the Company, through its wholly-owned subsidiary, US Digital, entered into a hosting agreement (the "Core Hosting Agreement") with Core Scientific Inc. ("Core") pursuant to which Core agreed to host the 1,200 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of one year, with automatic renewals unless we or Core notifies the other in writing not less than ninety (90) calendar days before such renewal of its desire for the order not to renew unless terminated sooner pursuant to the terms of the Core Hosting Agreement. The Company entered into additional orders with Core under the Core Hosting Agreement to host an additional 1,778 machines. As required under the Core Hosting Agreement, the Company has paid approximately $2.2 million as of December 31, 2022 as a deposit. In December 2022, Core filed for Chapter 11 bankruptcy in the U.S. Bankruptcy Court for the Southern District of Texas. Core's bankruptcy filing has not negatively impacted our mining ability at their sites as of the date of this filing.

On January 26, 2023, the Company entered into a hosting agreement (the "Phoenix Hosting Agreement") with Phoenix Industries Inc. ("Phoenix") pursuant to which Phoenix agreed to host 228 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of two years. This Phoenix Hosting Agreement will renew automatically for an additional two years if we provide written notice to Phoenix of its desire of renewal at least sixty (60) days in advance of the conclusion of the initial term of two years, unless terminated sooner pursuant to the terms of the Phoenix Hosting Agreement. As required under the Phoenix Hosting Agreement, the Company paid approximately $36 thousand as a deposit in January 2023.

On March 9, 2023, the Company entered into a hosting agreement (the "Longbow Hosting Agreement") with Longbow HostCo LLC. ("Longbow") pursuant to which Longbow agreed to host 500 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of two years. Upon written request from us at least ninety (90) days prior to the conclusion of the then current term and approval by Longbow, the term shall renew for successive one (1) year periods with a three percent (3%) increase as of the commencement of each renewal term unless terminated sooner pursuant to the terms of the Longbow Hosting Agreement. As required under the Longbow Hosting Agreement, the Company paid approximately $157 thousand as a deposit in March 2023.

Cost of Revenues

The Company includes energy costs and external co-location mining hosting fees in cost of revenues. Depreciation of mining machines is included within "Depreciation and amortization" in the Consolidated Statements of Operations.

Revenue Recognition - Specialty Finance

Accounting Standards Codification ("ASC") 606 of the Financial Accounting Standards Board ("FASB") states an entity needs to conclude at the inception of the contract that collectability of the consideration to which it will be entitled in exchange for the goods and services that will be transferred to the customer is probable. That is, in some circumstances, an entity may not need to assess its ability to collect all of the consideration in the contract. The Company provides funding to Associations by purchasing their rights under delinquent accounts from unpaid assessments due from property owners. Collections on the Accounts may vary greatly in both the timing and amount ultimately recovered compared with the total revenues earned on the Accounts because of a variety of economic and social factors affecting the real estate environment in general.

The Company's contracts with its specialty finance customers have very specific performance obligations. The Company has determined that the known amount of cash to be realized or realizable on its revenue generating activities cannot be reasonably estimate and as such, classifies its finance receivables as nonaccrual and recognizes revenues in the accompanying statements of income on the cash basis or cost recovery method in accordance with ASC 310-10, *Receivables*. The Company's operations also consist of rental revenue earned from tenants under leasing arrangements which provide for rent income. The leases have been accounted for as operating leases. For operating leases, revenue is recorded based on cash rental payments was collected during the period. The Company analyzed its remaining revenue streams and concluded there were no changes in revenue recognition with the adoption of the new standard.

Under ASC 606, the Company applies the cash basis method to its original product and the cost recovery method to its special product as follows:

Finance Receivables—Original Product: Under the Company's original product, delinquent assessments are funded only up to the Super Lien Amount as discussed above. Recoverability of funded amounts is generally assured because of the protection of the Super Lien Amount. As such, payments by unit owners on the Company's original product are recorded to income when received in accordance with the provisions of the Florida Statute (718.116(3)) and the provisions of the purchase agreements entered into between the Company and Associations. Those provisions require that all payments be applied in the following order: first to interest, then to late fees, then to costs of collection, then to legal fees expended by the Company and then to assessments owed. In accordance with the cash basis method of recognizing revenue and the provisions of the statute, the Company records revenues for interest and late fees when cash is received. In the event the Company determines the ultimate collectability of amounts funded under its original product are in doubt, payments are applied to first reduce the funded or principal amount.

Finance Receivables—Special Product (New Neighbor Guaranty program): During 2012, the Company began offering associations an alternative product under the *New Neighbor Guaranty* program whereby the Company will fund amounts in excess of the Super Lien Amount. Under this special product, the Company purchases substantially all of the delinquent assessments owed to the association, in addition to all accrued interest and late fees, in exchange for payment by the Company of (i) a negotiated amount or (ii) on a going forward basis, all monthly assessments due for a period up to 48 months. Under these arrangements, the Company considers the collection of amounts funded is not assured and under the cost recovery method, cash collected is applied to first reduce the carrying value of the funded or principal amount with any remaining proceeds applied next to interest, late fees, legal fees, collection costs and any amounts due to the Association. Any excess proceeds still remaining are recognized as revenues. If the future proceeds collected are lower than the Company's funded or principal amount, then a loss is recognized.

Net Commission Revenue: The Company acts as an agent in providing health travel insurance policies. As a result, the Company revenue is recorded at net. The Company has determined that the known amount of cash to be realized or realizable on its revenue generating activities can be reasonably estimated and as such, classifies its receivables as accrual and recognizes revenues in the accompanying statements of income on the accrual basis. If a policy is not effective as of the end of a period, then the associated revenue and underwriting costs are deferred until the effective date. The majority of the commission revenue is underwritten by two policy underwriters who pays the Company commissions.

Segment and Reporting Unit Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Chief Executive Officer and Chief Financial Officer of the Company are determined to comprise the CODM, as a group. The Company has two operating segments as of December 31, 2022, which we refer to as Specialty Finance and Mining Operations. Our corporate oversight function and other components that may earn revenues that are only incidental to the activities of the Company are aggregated and included in the "All Other" category. See Note 14, "Segment Information".

Cash

The Company maintains cash balances at several financial institutions that are insured under the Federal Deposit Insurance Corporation's ("FDIC") Transition Account Guarantee Program. Balances with the financial institutions may exceed federally insured limits. We have approximately $3.2 million of cash in various institution that exceed the FDIC or SIPC insurance coverage limit of $250,000.

Digital Assets

When applicable, we account for all digital assets other than stablecoin as indefinite-lived intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. We have ownership of and control over our digital assets and use third-party custodial services to secure it. Digital assets that are purchased are initially recorded at cost and digital assets that are received in exchange for services provided are recognized at fair value as of the date received (refer to Revenue Recognition policy). Digital assets are measured on the consolidated balance sheet at cost, net of any impairment losses incurred since acquisition. We account for stablecoin as financial assets in accordance with ASC 310, Receivables. The stablecoin are recorded at cost less impairment, which approximates their fair value.

We determine the fair value of our digital assets that are accounted for as intangible assets in accordance with ASC 820, *Fair Value*

Measurement, based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level 1 inputs). We perform an analysis each quarter to identify whether events or changes in circumstances indicate that it is more likely than not that our digital assets are impaired. If the current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the fair value determined.

The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. When applicable, any impairment loss on digital assets held for investment would be recognized during the period incurred within "Impairment loss on digital assets" in other income/expense in the consolidated statements of operations. Impairment loss on mined digital assets would be recognized during the period incurred within "Impairment loss on mined digital assets" in operating costs and expenses in the consolidated statements of operations.

Gains are not recorded until realized upon sale, at which point they are presented separately from any impairment losses. Any realized gain or loss from the sale of digital assets that were purchased as an investment is recorded in other income (loss), while any realized gain or loss from the sale of digital assets that were earned through mining operations would be recognized within operating costs and expenses. The Company accounts for its gains or losses in accordance with the first in first out ("FIFO") method of accounting. For the year ended December 31, 2022, the sale of BTC related to digital assets purchased as an investment.

Digital assets earned by the Company through its mining activities, proceeds from the sale of mined digital assets, realized gain (loss) from the sale of digital assets and the loss on impairment of digital assets are included within operating activities on the consolidated statements of cash flows, where applicable. Purchases of digital assets and proceeds from the sale of purchased digital assets and included within investing activities in the consolidated statements of cash flows.

There is currently no specific guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company's consolidated financial position and results from operations.

Investment in Securities

Investment in Securities includes investments in common stocks and convertible notes receivables. Investments in securities are reported at fair value with changes in unrecognized gains or losses included in other income on the income statement. The fair value of the BORQ convertible note receivable is based on its classification as a trading securities. The Symbiont convertible note receivable is reported at amortized costs less impairment.

Investments in Unconsolidated Entities

We account for investments in less than 50% owned and more than 20% owned entities using the equity method of accounting. Because we have elected the fair value option for these securities, unrealized holding gains and losses during the period are included in other income within the Consolidated Statements of Operation.

Finance Receivables

Finance receivables are recorded at the amount funded or cost (by unit). The Company evaluates its finance receivables at each period end for losses that are considered probable and can be reasonably estimated in accordance with ASC 450-20. As discussed above, recoverability of funded amounts under the Company's original product is generally assured because of the protection of the Super Lien Amount. However, the Company did have an accrual at December 31, 2022 and 2021, respectively for an allowance for credit losses for this program of $48,649 and $60,418.

Under the *New Neighbor Guaranty* program (special product), the Company funds amounts in excess of the Super Lien Amount. When evaluating the carrying value of its finance receivables, the Company looks at the likelihood of future cash flows based on historical payoffs, the fair value of the underlying real estate, the general condition of the Association in which the unit exists, and the general economic real estate environment in the local area. The Company estimated an allowance for credit losses for this program of $9,017 and $25,232 as of December 31, 2022 and December 31, 2021, respectively under ASC 450-20 related to its New Neighbor Guaranty program.

The Company will charge any receivable against the allowance for credit losses when management believes the uncollectability of the receivable is confirmed. The Company considers writing off a receivable when (i) a first mortgage holder who names the association in a foreclosure suit takes title and satisfies an estoppel letter for amounts owed which are less than amounts the Company funded to the association; (ii) a tax deed is issued with insufficient excess proceeds to pay amounts the Company funded to the Association; (iii) an association settles an account for less than amounts the Company funded to the Association or (iv) the Association terminates its relationship with the Company's designated legal counsel. Upon the occurrence of any of these events, the Company evaluates the potential recovery via a deficiency judgment against the prior owner and the ability to collect upon the deficiency judgment within the statute of limitations period or whether the deficiency judgment can be sold. If the Company determines that collection through a deficiency judgment or sale of a deficiency judgment is not feasible, the Company writes off the unrecoverable receivable amount.

Any losses greater than the recorded allowance will be recognized as expenses. Under the Company's revenue recognition policies, all finance receivables (original product and special product) are classified as nonaccrual.

Fair Value of Financial Instruments

FASB ASC 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet.

Fixed Assets

The Company capitalizes all acquisitions of fixed assets in excess of $500. Fixed assets are stated at cost, net of accumulated depreciation. State and local use tax for equipment shipped from overseas is generally accrued on a quarterly basis at the time equipment is placed in service and is paid to the state in which the equipment is being utilized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and commences once the assets are ready for their intended use. Fixed assets are comprised of furniture, computer, office equipment and mining machines with assigned useful lives of 3 to 5 years.

The Company classifies mining machine deposit payments within "Deposits on mining equipment" in the consolidated balance sheets. As mining machines are received, the respective cost of the mining machines plus the related shipping and customs fees are reclassified from "Deposits on mining equipment" to "Fixed assets, net" in the consolidated balance sheet. Refer to Note 6.

The Company operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of mining machines. To the extent that any of the assumptions underlying management's estimate of useful life of its mining machines are subject to revision in a future reporting period, either as a result of changes in circumstances or through the availability of greater quantities of data, then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

Real Estate Assets Owned

In the event collection of a delinquent assessment results in a unit being sold in a foreclosure auction, the Company has the right to bid (on behalf of the Association) for the delinquent unit as attorney in fact, applying any amounts owed for the delinquent assessment to the foreclosure price as well as any additional funds that the Company, in its sole discretion, decides to pay. If a delinquent unit becomes owned by the Association by acquiring title through an association lien foreclosure auction, by accepting a deed-in-lieu of foreclosure, or by any other way, the Company in its sole discretion may direct the Association to quitclaim title of the unit to the Company.

Properties quitclaimed to the Company are in most cases acquired subject to a first mortgage or other liens, and are recognized in the accompanying consolidated balance sheets solely at costs incurred by the Company in excess of original funding. At times, the Company will acquire properties through foreclosure actions free and clear of any mortgages or liens. In these cases, the Company records the estimated fair value of the properties in accordance with ASC 820-10, *Fair Value Measurements*. Any real estate held for sale is adjusted to fair value less the cost to dispose in the event the carrying value of a unit or property exceeds its estimated net realizable value.

The Company capitalizes costs incurred to acquire real estate owned properties and any costs incurred to get the units in a condition to be rented. These costs include, but are not limited to, renovation/rehabilitation costs, legal costs, and delinquent taxes. These costs are depreciated over the estimated minimum time period the Company expects to maintain possession of the units. Costs incurred for unencumbered units are depreciated over 20 years and costs for units subject to a first mortgage are depreciated over 3 years. As of December 31, 2022 and 2021, capitalized real estate costs, net of accumulated depreciation, were $80,057 and $80,057, respectively.

If the Company elects to take a quitclaim title to a unit or property held for sale, the Company is responsible to pay all future assessments on a current basis, until a change of ownership occurs. The Association must allow the Company to lease or sell the unit to satisfy obligations for delinquent assessments of the original debt. All proceeds collected from any sale of the unit shall be first applied to all amounts due the Company plus any additional funds paid by the Company to purchase the unit, if applicable. Rental revenues and sales proceeds related to real estate assets held for sale are recognized when earned and realizable. Expenditures for current assessments owed to associations, repairs and maintenance, utilities, etc. are expensed when incurred.

If the Association elects (prior to the Company obtaining title through its own election) to maintain ownership and not quitclaim title to the Company, the Association must pay the Company all interest, late fees, collection costs, and legal fees expended, plus the original funding on the unit, which have accrued according to the purchase agreement entered into by the community association and the Company. In this event, the unit will be reassigned to the Association.

Right to Use Assets

The Company capitalizes all leased assets pursuant to ASU 2016-02, "Leases (Topic 842)," which requires lessees to recognize right-of-use assets and lease liability, initially measured at present value of the lease payments, on its balance sheet for leases with terms longer than 12 months and classified as either financing or operating leases. As of December 31, 2022 and 2021, right to use assets, net of accumulated amortization, was $265,658 and $59,969.

Impairment of Long-Lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment amount is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment of long-lived assets for the years ended December 31, 2022 and 2021.

Stock-Based Compensation

The Company records all equity-based incentive grants to employees and non-employee members of the Company's Board of Directors in operating expenses in the Company's Consolidated Statements of Operations based on their fair values determined on the date of grant. Stock-based compensation expense, reduced for estimated forfeitures, is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the outstanding equity awards.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes resulting primarily from the tax effects of temporary differences between financial and income tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Under ASC 740-10-30-5, *Income Taxes*, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company during 2022, 2020 and 2019, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believes that a valuation allowance is necessary based on the more-likely-than-not threshold noted above. During the year ended December 31, 2022, the Company increased the valuation allowance to approximately $8.5 million to reflect a change in deferred tax assets. During the year ended December 31, 2021, the Company decreased the valuation allowance to $3.2 million to reflect continuing losses.

Prior to the Company's initial public offering in October 2015, the taxable earnings of the Predecessor were included in the tax returns of its members (separate limited liability companies) and taxed depending on personal tax situations. In connection with the Company's initial public offering, the members contributed ownership interests to the Company (a newly form C-Corporation) and all earnings subsequent to that date (October 23, 2015) are subject to taxes and reflected in the Company's consolidated financial statements.

Income (loss) Per Share

Basic income (loss) per share is calculated as net income (loss) to common stockholders divided by the weighted average number of common shares outstanding during the period.

The Company issued 73,940 of common stock at various times during 2022 and 9,934,183 of common stock at various times during 2021. The Company has weighted average these new shares in calculating income (loss) per share for the relevant period.

Diluted income (loss) per share for the period equals basic loss per share as the effect of any convertible notes, stock based compensation awards, cancellation of such awards or stock warrants would be anti-dilutive.

The anti-dilutive stock based compensation awards and convertible notes consisted of:

| | As of December 31, | |
	2022	2021
Stock Options	1,121,262	3,956,827
Stock Warrants	7,677,441	7,702,441

Contingencies

The Company accrues for contingent obligations, including estimated legal costs, when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, the Company reassesses its position and makes appropriate adjustments to the consolidated financial statements. Estimates that are particularly sensitive to future changes include those related to tax, legal and other regulatory matters.

Related Party

ASC 850 - Related Party Disclosures requires disclosure of related party transactions and certain common control relationships. The Company disclosures related party transactions and such transactions are approved by the Company's Board of Directors. See Note 12.

Risks and Uncertainties

Funding amounts are secured by a priority lien position provided under Florida law (see discussion above regarding Florida Statute 718.116). However, in the event the first mortgage holder takes title to the property, the amount payable by the mortgagee to satisfy the priority lien is capped under this same statute and would generally only be sufficient to reimburse the Company for funding amounts noted above for delinquent assessments. Amounts paid by the mortgagee would not generally reimburse the Company for interest, administrative late fees and collection costs. Even though the Company does not recognize these charges as revenues until collected, its business model and long-term viability is dependent on its ability to collect these charges.

In the event a delinquent unit owner files for bankruptcy protection, the Company may at its option be reimbursed by the Association for the amounts funded (i.e., purchase price) and all collection rights are re-assigned to the Association.

Non-cash Financing and Investing Activities

Financing of Insurance Premium – the Company financed the purchase of various insurance policies during the year ended December 31, 2022 and 2021 in the amount of approximately $660,000 and $210,000, respectively, using a finance agreement.

ROU assets and operating lease obligation recognized - Due to the extension of its office building operating lease during the year ended December 31, 2022, the Company remeasured its lease liability and ROU asset associated with the lease. The Company accounted for the lease extension as a lease modification under ASC 842. At the effective date of modification, the Company recorded an adjustment to the right-of-use asset and lease liability in the amount of approximately $301,000.

Reclassification of mining equipment deposit to fixed assets, net - During the year ended December 31, 2022 and 2021 as mining machines were received, the Company reclassified approximately $26,961,000 and $0 of mining machine costs plus related shipping and customs fees from "Deposits on mining equipment" to "Fixed assets, net" in the consolidated balance sheets.

Recently adopted accounting pronouncements

There were no new accounting pronouncements adopted during the year ended December 31, 2022 or 2021 that were determined to have a material effect on the Company's financial position, results of operations or cash flows.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all ASUs issued the Financial Accounting Standards Board ("FASB"). ASUs issued by FASB, but which are not yet effective, were assessed and determined to be either not applicable to the Company or to have an insignificant impact on the consolidated financial statements.

Note 2. Digital Assets

Digital assets consist of the following:

	December 31, 2022	December 31, 2021
Bitcoin	$ 888,026	$ -

Digital asset activity (Bitcoin and Ether) consisted of the following:

	December 31, 2022	December 31, 2021
Beginning of Year	$ -	$ -
Purchase of digital assets	988,343	1,419,958
Production of digital assets	945,560	-
Impairment loss on mined digital assets	(79,794)	-
Impairment loss on digital assets	(467,406)	(23,720)
Sale of digital assets	(518,931)	(1,898,895)
Realized gain on sale of digital assets	20,254	502,657
End of Period	$ 888,026	$ -

Digital asset activity (GUSD) consisted of the following:

	December 31, 2022	December 31, 2021
Beginning of Year	$ -	$ -
Purchase of GUSD	500,000	750,000
GUSD Earned on digital assets	5,658	3,775
Sale of GUSD	(505,658)	(753,775)
End of Period	$ -	$ -

During the year ended December 31, 2022 and 2021, the Company purchased 31.6 Bitcoin for approximately $988 thousand and 21 Bitcoin and 170 Ether for $1,420 thousand, respectively. Additionally, during the year ended December 31, 2022, mining operations commenced and the Company earned approximately 53.4 Bitcoin through mining activities (Refer to Note 1 for digital asset accounting policies). Bitcoin earned through mining activities were recognized at an amount equal to their fair value on the date received of approximately $945 thousand.

During the year ended December 31, 2022 and 2021, the Company recorded an impairment loss of $467,406 and $23,720, respectively, related to purchased digital assets, which was included within "Impairment loss on purchased digital assets" in the consolidated statements of operations. During the year ended December 31, 2022 and 2021, the Company also recorded an impairment loss of $79,794 and $0, respectively, related to mined digital assets which was included within "Impairment loss on mined digital assets" in the consolidated statements of operations.

During the year ended December 31, 2022 and 2021, the Company sold Bitcoin and Ether for proceeds of approximately $519 thousand and $1,899 thousand, respectively, which resulted in a realized gain of approximately $20 thousand and $503 thousand, respectively. The realized gain was included within "Realized gain on digital assets" in the consolidated statements of operations.

During the years ended December 31, 2022 and 2021, the Company purchased and received an aggregate of $500 thousand and $750 thousand in Gemini Dollars (GUSD), respectively. GUSD earns additional Gemini dollars, of which we earned approximately $5,700 and $3,800 worth of GUSD during the years ended December 31, 2022 and 2021, respectively, which was recorded as "Digital assets other income" in the consolidated statements of operation. During the years ended December 31, 2022 and 2021, the Company did not record any impairment losses on GUSD. The Company sold all of their GUSD during the years ended December 31, 2022 and 2021 for approximately $506 thousand, and $754 thousand, respectively, which was equal to its carrying value.

Note 3. Marketable Securities

Our marketable equity securities are publicly traded stocks measured at fair value using quoted prices for identical assets in active markets and classified as Level 1 within the fair value hierarchy. Marketable equity securities as of December 31, 2022 and December 31, 2021 are as follows:

	Cost	Cost of Shares Sold	Gross Unrealized Gain (Loss)	Fair Value
Marketable equity securities, December 31, 2022	$ 2,976,933	$ (2,915,813)	$ (56,830)	$ 4,290
Marketable equity securities, December 31, 2021	$ 4,766,349	$ (1,246,708)	$ (1,387,590)	$ 2,132,051

During the year ended December 31, 2022 and 2021, the Company sold 8,759,094 shares and 1,064,935 shares, respectively, of Borqs shares for approximately $2.3 million and $728 thousand, respectively. The Company realized a net loss of $350 thousand and $307 thousand related to the sale of marketable securities for the year ended December 31, 2022, respectively. The net loss is included within "Realized gain (loss) on securities" within our consolidated statements of operations.

Note 4. Short-term investments

Short-term Investments – convertible debt securities

The Company entered into an agreement with BORQS Technologies Inc. ("Borqs") (Nasdaq: BRQS) in February 2021 under which the Company agreed to purchase Senior Secured Convertible Promissory Notes ("Notes") of Borqs up to an aggregate principal amount of $5 million. The Company's purchase of the Notes was a part of a larger transaction in which an aggregate of $20 million in Notes were sold by Borqs in a private transaction to several institutional and individual investors, including the Company. The Notes become due in February 2023, have an annual interest rate of 8%, are convertible into ordinary shares of Borqs at a 10% discount from the market price, and have 90% warrant coverage (with the warrants exercisable at 110% of the conversion price. The Company received 2,922,078 warrants which had a nominal value on the grant date. One-third of the Notes ($1,666,667) were funded by the Company at the execution of definitive agreements for the transaction, and two-thirds of the Notes ($3,333,333) were purchased and funded upon the satisfaction of certain conditions, including effectiveness of a registration statement that was deemed effective on May 3, 2021 and the Company completed this funding on May 6, 2021. In June 2021, the Company exercised a cashless exercise of the Borqs warrants and received 5,956,544 common shares of Borqs. The Company subsequently sold those Borqs common shares in June 2021 and recognized $8.5 million in proceeds, all of which was recognized as a realized gain on securities in 2021.

During the year ended December 31, 2021, the Company converted $4,100,000 of the Borqs convertible note plus accrued interest of $131,758 into 5,960,829 shares. The Company sold 1,064,935 shares in the year ending December 31, 2021 and classified the remaining 4,895,894 shares as marketable securities. The remaining 4,895,894 shares were sold during the first quarter of 2022 which resulted in a realized loss of $395 thousand which is included in "Realized gain on securities" in the consolidated statements of operations within the years ended December 31, 2022.

The remaining Borqs convertible note plus accrued interest ($947,342) were convertible into common shares at a conversion price of $0.6534 per share or 1,449,866 shares, subject to future conversion price resets based on equity offering activity of Borqs. The fair value of the convertible note plus accrued interest was classified as trading securities and as such are reported at fair value. As of December 31, 2021 the Company considered the fair value of the Borqs convertible note to be equal to the fair value of the stock on December 31, 2021 or $0.372 per share times the number of shares that it could be converted into based on a conversion price of $0.6534 or 1,449,866 shares which had a fair value of $539,351. As of December 31, 2021, our re-measurement resulted in an unrealized loss of approximately $408,000 and is included within "Unrealized loss on convertible debt security" in the consolidated statements of operations.

During the year ended December 31, 2022, the remaining principal amount of the Notes plus accrued interest through the date of conversion ($965,800) was converted into common shares of Borqs at a reset conversion price of $0.25 per share or 3,863,200 shares. A gain of $287,778 was recognized on the conversion of the convertible debt to common shares and is included within "Realized gain on convertible debt securities" in the consolidated statements of operations for the year ended December 31, 2022. Subsequent to the conversion, the 3,863,200 shares were sold which resulted in a realized gain of $45 thousand which is included within "Realized gain on securities" in the consolidated statements of operations for the years ended December 31, 2022.

	December 31, 2022	December 31, 2021
Convertible note	$ -	$ 539,351
End of period	$ -	$ 539,351

	December 31, 2022	December 31, 2021
Beginning of year	$ 539,351	$ -
Investment in convertible debt security	-	5,000,000
Accrued interest income on convertible debt security	17,753	179,101
Convertible debt and interest converted into marketable shares	(844,882)	(4,231,758)
Unrealized gain (loss) on convertible debt security	287,778	(407,992)
End of period	$ -	$ 539,351

In December 2020, the Company entered into a Loan Agreement (the "Investor Loan Agreement") with a private investor ("Investor") pursuant to which the Investor agreed to provide consulting services and make one or more non-recourse loans to the Company in a principal amount of up to the purchase price of the Borqs loan receivables purchased by the Company. The Investor Loan Agreement does not provide a fixed rate of interest, and the Company and Investor agreed to split the net proceeds from the Company sales of the settlement shares, with the Company receiving one-third of the net proceeds after a return of Investor's principal and the Investor receiving return of principal plus two-thirds of the net proceeds thereafter.

As part of that transaction, in which funding began in January 2021, the Company acquired $18.2 million of Borqs debt for $15.5 million and converted the debt into Borqs common stock, subsequently selling such shares for $32.6 million, provided $11.3 million to the Investor and realized a $5.7 million gain. The gain was recognized within "Realized gain on securities" in the consolidated statements of operations for the year ended December 31, 2021.

Note 5. Notes receivable from Seastar Medical Holding Corporation.

LMFAO and SeaStar Medical

On February 1, 2022, LMAO issued an unsecured promissory note to LMFAO Sponsor LLC, pursuant to which LMAO may borrow up to an aggregate principal amount of $500,000 to be used for a portion of LMAO's expenses. On July 28, 2022 (effective as of June 30, 2022), the aggregate principal limit was increased to $1,750,000. The loan was non-interest bearing, unsecured and due at the earlier of the 24 month anniversary of LMAO's initial public offering or the closing of its initial business combination.

On April 21, 2022, LMAO entered into an Agreement and Plan of Merger with LMF Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of LMAO, and SeaStar Medical, Inc., a Delaware corporation.

On July 29, 2022, LMAO issued a press release announcing that its board of directors elected to extend the date by which LMAO has to consummate a business combination from July 29, 2022 to October 29, 2022 (the "Extension"), as permitted under LMAO's Amended and Restated Certificate of Incorporation. In connection with the Extension, LMFAO Sponsor deposited an aggregate of

$1,035,000 (representing $0.10 per public share of LMAO) into LMAO's trust account on July 29, 2022. This deposit was made in respect of a non-interest bearing loan to LMAO (the "Extension Loan").

On October 28, 2022, LMAO through the Sponsor, consummated the previously announced business combination transaction (the "LMAO Business Combination") contemplated by that certain Agreement and Plan of Merger (the "Merger Agreement"), dated April 21, 2022, by and among LMAO, LMF Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of LMAO ("Merger Sub"), and SeaStar Medical, Inc., a Delaware corporation ("SeaStar Medical"). Pursuant to the Merger Agreement, upon the closing of the Business Combination, SeaStar Medical was merged with and into Merger Sub, with SeaStar Medical continuing as the surviving entity in the merger as a wholly-owned subsidiary of LMAO and with LMAO changing its name in connection with the merger to SeaStar Medical Holding Corporation ("SMHC").

In connection with the closing of the LMAO Business Combination, on October 28, 2022, Sponsor and SMHC amended, restated, and consolidated (i) the original Promissory Note, dated July 29, 2022, issued by LMAO to Sponsor in the principal amount of $1,035,000 and (ii) the original Amended and Restated Promissory Note, effective June 30, 2022, issued by LMAO to Sponsor in the principal amount of $1,750,000 (collectively, the "Original Sponsor Notes"), by entering into one consolidated amended and restated promissory note with an aggregate principal amount of $2,785,000 (the "Amended Sponsor Note"). As of December 31, 2022 and December 31, 2021, there was $2,785 thousand of principal and $35 thousand of accrued interest on the Amended Sponsor Note included in Short-term investments – "Note receivable from Seastar Medical Holding Corporation." on the consolidated balance sheets.

On September 9, 2022, the Company entered into a Credit Agreement with SeaStar Medical pursuant to which the Company agreed to make advances to SeaStar Medical of up to $700,000 for general corporate purposes at an interest rate equal to 15% per annum. All advances made to SeaStar Medical under the Credit Agreement ("Original LMFA Note) and accrued interest were due and payable to LMFA on the maturity date. The agreement was modified on October 28, 2022 to reduce the interest rate to 7% per annum and the maturity date of the loan to October 30, 2023 ("amended LMFA Note"). As of December 31, 2022, SeaStar Medical has borrowed $700,000 under the amended LMFA Note. As of December 31, 2022 and December 31, 2021, there was $19 thousand and nil of accrued interest on the amended LMFA Note in Short-term investments – "Note receivable from Seastar Medical Holding Corporation." included in the consolidated balance sheets.

The Amended Sponsor Note and the Amended LMFA Note (collectively, the "Notes") extend the maturity date of the Original Sponsor Notes and Original LMFA Note, respectively, from the closing date of the Business Combination to October 30, 2023, subject to mandatory prepayments equal to a specified percentage of funds raised by SMHC prior to maturity. The Notes both bear interest at a per annum rate equal to Seven Percent (7.0%), simple interest, and pursuant to Security Agreements entered into by the parties (the "Security Agreements"), are secured by all of the assets of SMHC and SeaStar Medical (excluding certain intellectual property rights).

On November 2, 2022 the Company advanced $268 thousand to SeaStar Medical for working capital needs, which was repaid on January 18, 2023. As of December 31, 2022 and 2021 there was $268 thousand and nil of the advance included in Short term investments - "Note receivable from Seastar Medical Holding Corporation." on the consolidated balance sheets. As of December 31, 2022 and 2021 there was also approximately $12 thousand and nil in amounts payable from the Company to Seastar Medical included in "Due to related parties" on the consolidated balance sheets.

	December 31, 2022	December 31, 2021
Notes receivable from Seastar Medical Holding Corporation	$ 3,807,749	$ -
End of period	$ 3,807,749	$ -

	December 31, 2022	December 31, 2021
Beginning of year	$ -	$ -
Investment in Seastar Medical Holding Corporation notes receivable	3,753,090	-
Accrued interest income	54,659	-
End of period	$ 3,807,749	$ -

Note 6. Fixed Assets, net

The components of fixed assets as of December 31, 2022 and 2021 are as follows:

	Useful Life (Years)	December 31, 2022	December 31, 2021
Mining machines	5	$ 27,637,041	-
Furniture, computer and office equipment	3-5	216,312	200,930
Gross fixed assets		27,853,353	200,930
Less: accumulated depreciation		(661,036)	(183,016)
Fixed assets, net		$ 27,192,317	$ 17,914

As of December 31, 2022, approximately 5,600 mining machines have been received or were in transit with legal title passed to the Company, of which approximately 2,700 were placed into service at a Core Scientific location. There were 2,682 machines at a Compute North location which were awaiting transfer to storage as of December 31, 2022. Depreciation has not commenced on those machines not yet in service. The Company's depreciation expense recognized for the years ended December 31, 2022 and 2021 was approximately $478,000 and approximately $11,000, respectively.

During the years ended December 31, 2022 and 2021 approximately $38,000 and $0, respectively, of loss related to the write-off of mining machines was recorded within "Loss on disposal of assets" in the consolidated statements of operation. There was no impairment loss recorded on fixed assets during the years ended December 31, 2022 or 2021.

Note 7. Deposit on Mining Equipment and Hosting Services

As further described in Note 1, the Company has entered into a series of mining machine purchase agreements, hosting and colocation service agreements in association with our cryptocurrency mining operations which required deposits to be paid in advance of the respective asset or service being received.

As further described in Note 10, as of December 31, 2022 management determined that approximately $3.15 million of deposits previously paid to Uptime Armory LLC were not probable of recovery and the deposits were impaired. During the year ended December 31, 2022 and 2021, approximately $3.15 million and $0, respectively, were recorded as "Impairment loss on prepaid mining machine deposits" in the consolidated statements of operations. As of December 31, 2022 and 2021, the Company has a total of approximately $0.5 million and approximately $16.0 million, respectively, classified as "Deposits on mining equipment".

The Company classifies hosting deposit payments within "Hosting services deposits" in the consolidated balance sheets. As further described in Note 10, as of December 31, 2022 management determined that approximately $0.8 million of deposits previously paid to Uptime Hosting LLC during 2021 and approximately $1.0 million of deposits paid to Compute North LLC during the year ended December 31, 2022 were not probable of recovery and the deposits were impaired. During the years ended December 31, 2022 and 2021, approximately $1.8 million and $0, respectively, were recorded as "Impairment loss on prepaid hosting deposits" within the consolidated statements of operations. As of December 31, 2022 and 2021 the Company has a total of approximately $2.2 million and $0.8 million, respectively, classified as "Hosting services deposits".

Note 8. Long-term investments

Long-term investments – debt securities

Symbiont.IO

The Company entered into a secured promissory note and loan agreement with Symbiont.IO, Inc. ("Symbiont") on December 1, 2021 under which the Company agreed to lend Symbiont an aggregate principal amount of up to $3.0 million, of which $2.0 million was drawn. The outstanding principal amount under the note bears interest at a rate of 16% per annum. The outstanding principal, plus any accrued and unpaid interest, became due and payable on December 1, 2022. The Symbiont note is secured by a first priority perfected security interest in the assets of Symbiont.

Symbiont filed for bankruptcy on December 1, 2022. On January 13, 2023 Symbiont entered into a stipulation agreement with LMF confirming their intent and ability to pay all amounts owed to LMFA under the previously filed motion, in addition to interest and legal fees accrued through the payoff date of January 24, 2023. There was approximately $0.3 million of cash collected since December 2022 into a Symbiont bank account which would provide the funds necessary to partially repay the amounts owed to the Company in full. We anticipate acquiring substantially all of the assets of Symbiont for $2.4 million. A $1.1 million loss allowance was recorded against the Symbiont debt security which was included within "Credit loss on debt securities" in the consolidated statements of operation for the year ended December 31, 2022.

As of December 31, 2021 due to the original terms for repayment of the Symbiont debt security, the amounts due from Symbiont were classified as Short-term investments - debt securities. As of a result of the bankruptcy filing of Symbiont, there is uncertainty around the expected duration of legal proceedings and timing of repayment of amounts due to the Company, therefore the Symbiont debt security was reclassified to "Long-term investments - debt security" as of December 31, 2022.

As of December 31, 2022 and December 31, 2021, there was $347 thousand and $27 thousand of accrued interest on the Symbiont security and $55 thousand and $0 of accrued reimbursement of legal fees incurred by the Company included in "Long-term investments - debt security" and "Short-term investments – debt security", respectively.

As part of the $2.0 million loan to Symbiont in December 2021, the Company received 700,000 warrants. Each warrant is immediately exercisable at a purchase price of $3.0642 per share of Common Stock, subject to adjustment in certain circumstances, and will expire on December 1, 2026. The Company determined the warrants to have a nominal value at inception due to lack of marketability and as of December 31, 2022 due to its bankruptcy.

The Symbiont debt security consisted of the following:

	December 31, 2022	December 31, 2021
Symbiont.IO note receivable	$ 2,027,178	$ 2,000,000
Accrued interest income on debt securities	320,000	27,178
Accrued recovery of legal fees	55,364	-
Allowance for losses on debt security	(1,052,542)	-
End of period	$ 1,350,000	$ 2,027,178

Long-term investments – equity securities

SeaStar Medical Holding Corporation - Warrants

In connection with LMF Acquisition Opportunities Inc ("LMAO") initial public offering in January 2021, the Company's affiliate LMFA Sponsor LLC ("Sponsor") purchased an aggregate 5,738,000 private placement warrants from LMAO ("Private Placement Warrants") at a price of $1.00 per whole warrant. Each Private Placement Warrant is exercisable for one share of LMAO's Class A common stock at a price of $11.50 per share, and as such meets the definition of a derivative as outlined within ASC 815, *Derivatives and Hedging*.

On October 28, 2022, the LMAO Business Combination was consummated and these warrants were assumed by SeaStar Medical. The warrants are recorded at fair value and are classified as long term investments in "Long-term investments - equity securities" on the consolidated balance sheets. The fair value of the private placement warrants is classified as Level 3 in the fair value hierarchy as the calculation is dependent upon company specific adjustments to the observable trading price of Seastar's public warrants for lack of marketability. Prior to the consummation of the LMAO Business Combination, the fair value determination of the private placement warrants also included specific adjustments related to the risk of forfeiture if a business combination did not occur. Subsequent changes in fair value will be recorded in the income statement during the period of the change. As of December 31, 2022 and 2021, our re-measurement of the fair value of the private placement warrants resulted in an unrealized loss of approximately $1.5 and $3.8 million, respectively. The unrealized loss is included within "Unrealized gain on investment and equity securities" within the consolidated statements of operations.

"Long-term investments - equity securities" consist of the following:

Seastar Medical (formerly LMAO) Warrants	December 31, 2022	December 31, 2021
Seastar Medical (formerly LMAO) warrants	$ 464,778	$ 1,973,413
End of period	$ 464,778	$ 1,973,413

	December 31, 2022	December 31, 2021
Beginning of year	$ 1,973,413	$ -
Investments in equity securities	-	5,738,000
Unrealized gain (loss) on equity securities	(1,508,635)	(3,764,587)
End of period	$ 464,778	$ 1,973,413

SeaStar Medical Holding Corporation - Common Stock

The Company is the sponsor of LMF Acquisition Opportunities, Inc. ("LMAO"), a special purpose acquisition company that completed an initial public offering in January 2021. Prior to LMAO's initial public offering, LMFA Sponsor LLC ("Sponsor"), a 69.5% owned subsidiary of the Company, organized and initially capitalized LMAO by a $25,000 purchase of Class B shares par value $0.0001 per share, of LMAO. At the time of the initial public offering of LMAO, Sponsor purchased Private Placement Warrants that allow it to purchase 5,738,000 shares of Class A common stock at an exercise price of $11.50. The Class B shares and Private Placement Warrants were issued to and are held by Sponsor. The shares of Class B common stock of LMAO held by Sponsor automatically converted into shares of LMAO's Class A common stock on a one-for-one basis at the time of LMAO's initial business combination and are subject to certain transfer restrictions.

The registration statement for LMAO's initial public offering (the "LMAO IPO") was declared effective on January 25, 2021 and on January 28, 2021, LMAO consummated the LMAO IPO with the sale of 10,350,000 units (the "Units" and, with respect to the shares of Class A common stock included in the Units sold, the "Public Shares"), at $10.00 per Unit, generating gross proceeds of $103,500,000. The Units trade on the NASDAQ Capital Market under the ticker symbol "LMAOU". After the securities comprising the units began separate trading on March 18, 2021, the shares of Class A common stock and warrants were listed on NASDAQ under the symbols "LMAO" and "LMAOW," respectively. Simultaneously with the closing of the LMAO IPO, LMAO consummated the sale of the Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to Sponsor generating gross proceeds of $5,738,000.

The Company's investment in LMAO is held through a 69.5% equity interest in Sponsor. The LMAO IPO closed on January 28, 2021 and proceeds from LMAO's IPO totaled $103.5 million. If LMAO does not complete a business combination within 18 months from the closing of LMAO's IPO, the proceeds from the sale of the Private Placement Warrants (after LMAO IPO transaction costs) will be used to fund the redemption of the shares sold in the LMAO IPO (subject to the requirements of applicable law), and the private warrants will expire without value. The Sponsor held approximately 20% of the total common shares (Class A and Class B) in LMAO along with the 5,738,000 Private Placement Warrants. The Sponsor is managed by the Company.

As a result of the LMAO IPO, we ceased having a controlling financial interest in LMAO as of January 28, 2021. Additionally, as our retained investment in LMAO was accounted for using the fair value election available for equity method investments, we were required to remeasure our retained interest in LMAO at fair value and include any resulting adjustments as part of an unrealized gain or loss on investment. The fair value of our retained interest in LMAO was classified as Level 3 in the fair value as the calculation included company-specific adjustments applied to the observable trading price of LMAO's Class A common stock related risk of forfeiture should LMAO not consummate a business combination.

On October 28, 2022, the LMAO Business Combination was consummated with SeaStar Medical. Upon the closing of the Merger, the registrant changed its name from LMF Acquisition Opportunities, Inc. to SeaStar Medical Holding Corporation, and shares of Class B common stock, par value $0.0001 per share, of LMAO automatically converted into shares of Class A common stock, par value $0.0001 per share, of LMAO on a one-to-one basis, and the Class A Common Stock and Class B Common Stock of LMAO was reclassified as Common Stock of SMHC. SMHC's Class A common stock and public warrants commenced trading on the Nasdaq Stock Market under the ticker symbols "ICU" and "ICUCW," respectively, on November 1, 2022. As of December 31, 2022, Sponsor holds 2,587,500 shares, or approximately 20% of the total common shares of SMHC, along with 5,738,000 private placement warrants. Taking into consideration the approximately 30% minority interest in Sponsor, the percentage of ownership in the total common shares of SMHC that is attributable to the Company is approximately 14%.

As part of the merger, Sponsor agreed that it will not transfer its shares of ICU Common Stock until the date that is the earlier of (1) the twelve month anniversary of the closing of the merger and (2) the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the close of the merger.

The Company evaluated the impact of the LMAO Business Combination and determined that our investment in SeaStar Medical continues to meet the criteria for the equity method of accounting, for which we have elected the fair value option. We remeasure our retained interest in SeaStar Medical's common stock at fair value and include any resulting adjustments as part of our gain or loss on investments. The fair value of our retained interest in SeaStar Medical's common stock is classified as Level 1 in the fair value hierarchy as the fair value is based upon the observable trading price of ICU common stock. The trading price of ICU common stock as of December 31, 2022 was $4.10 per share. Subsequent changes in fair value will be recorded in the income statement during the period of change. As of December 31, 2022 and 2021, our re-measurement of the fair value of ICU (formerly LMAO) common stock resulted in an unrealized gain of approximately $5.9 and $4.7 million, respectively. The unrealized gain is included within "Unrealized gain on investment and equity securities" within the consolidated statements of operations.

	December 31, 2022	December 31, 2021
Seastar Medical Holding Corporation common stock	$ 10,608,750	$ -
Investment in unconsolidated affiliate	-	4,676,130
End of period	$ 10,608,750	$ 4,676,130

	December 31, 2022	December 31, 2021
Beginning of year	$ 4,676,130	$ 25,000
Unrealized gain on equity investment	5,932,620	4,651,130
End of period	$ 10,608,750	$ 4,676,130

The net unrealized gain on securities from the Company's investment in SMHC's (formerly LMAO) common stock and warrants totaled $4.4 million and $0.9 million for the years ended December 31, 2022 and 2021, respectively.

Note 9. Debt and Other Financing Arrangements

Debt of the Company consisted of the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Financing agreement with Imperial PFS that is unsecured. Down payment of $78,000 was required upfront and equal installment payments of $45,672 to be made over a 10 month period. The note matures on August 1, 2023. Annualized interest is 7.35%.	$ 365,379	$ -
Financing agreement with Imperial PFS that is unsecured. Down payment of $15,000 was required upfront and equal installment payments of $13,799 to be made over an 8 month period. The note matures on August 1, 2023. Annualized interest is 7.35%.	110,396	-
Financing agreement with FlatIron capital that was unsecured. Down payment of $36,255 was required upfront and equal installment payments of $19,114 were made over a 10 month period. The note matured on May 1, 2022. Annualized interest was 3.95%.	-	114,688
	$ 475,775	$ 114,688

On April 30, 2020, the Company obtained a $185,785 Paycheck Protection Program loan. These business loans were established by the 2020 US Federal government Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to help certain businesses, self-employed workers, sole proprietors, certain nonprofit organizations, and tribal businesses continue paying their workers.

The Paycheck Protection Program allows entities to apply for low interest private loans to pay for their payroll and certain other costs. The loan proceeds were used to cover payroll costs, rent, interest, and utilities. The loan was to be partially or fully forgiven if the

Company kept its employee counts and employee wages stable. The program was implemented by the U.S. Small Business Administration. The interest rate is 1.0% and has a maturity date of 2 years.

On May 6, 2021, we received notice from the Paycheck Protection Program that $157,250 of our loan had been forgiven. As such, we paid the remaining balance of $28,534 by December 31, 2021.

Minimum required principal payments on the Company's debt as of December 31, 2022 are as follows :

2023	$	475,775
	$	475,775

Note 10. Commitments and Contingencies

Leases

The Company leases certain office space and office equipment under non-cancelable operating leases. Leases with an initial term of one year or less are not recorded on the balance sheet, and the Company generally recognizes lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2022, the Company's long term operating lease has a remaining lease term of 32 months and includes options to renew the leases. The exercise of lease renewal options is generally at the Company's sole discretion. The Company's leases do not contain any material residual value guarantees or material restrictive covenants. The Company does not have any material financing leases.

The Company determines if an arrangement is a lease at inception. Operating lease ROU assets and current and long-term operating lease liabilities are separately stated on the Consolidated Balance Sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The present value of future lease payments are discounted using either the implicit rate in the lease, if known, or the Company's incremental borrowing rate for the specific lease as of the lease commencement date. The ROU asset is also adjusted for any prepayments made or incentives received. The lease terms include options to extend or terminate the lease only to the extent it is reasonably certain any of those options will be exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease components (e.g., fixed payments) separate from the non-lease components (e.g., common-area maintenance costs).

The Company's office lease began July 15, 2019 and was due to expire on July 31, 2022. During the first quarter of 2022 the Company exercised its option to extend its office lease to July 31, 2025. The Company accounted for the lease extension as a lease modification under ASC 842. Due to the lease extension, the Company remeasured the lease liability and ROU asset associated with the lease. As of the effective date of modification, the Company recorded an adjustment to the right-of-use asset and lease liability in the amount of $300,787 based on the net present value of lease payments discounted using an estimated incremental borrowing rate of 7.5%. Subsequent renewal options were not considered probable of being exercised as of December 31, 2022. This office space is in a building owned by a board member.

The Company shares this space and the related costs associated with this operating lease with a related party (see Note 12) that also performs legal services associated with the collection of delinquent assessments. The related party has a sub-lease for approximately $4,800 per month plus operating expenses. Lease expense recognized for the years ended December 31, 2022 and 2021 was approximately $108,000 and $59,000, respectively. Sublease income recognized for the years ended December 31, 2022 and 2021 was approximately $94,000 and $59,000, respectively.

The following table presents supplemental balance sheet information related to operating leases as of December 31, 2022 and 2021:

	Balance Sheet Line Item	December 31, 2022		December 31, 2021
Assets				
ROU assets	Right of use asset, net	$	265,658 $	59,969
Total lease assets		$	265,658 $	59,969
Liabilities				
Current lease liabilities	Lease liability	$	90,823 $	68,002
Long-term lease liabilities	Lease liability		179,397	-
Total lease liabilities		$	270,220 $	68,002
Weighted-average remaining lease term (in years)			2.7	0.6
Weighted-average discount rate			7.50%	6.55%

The following table presents supplemental cash flow information and non-cash activity related to operating leases for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,	
	2022	2021
Operating cash flow information		
Cash paid for amounts included in the measurement of lease liabilities	$ (98,569)	$ (103,646)
Non-cashflow information		
ROU assets and operating lease obligation recognized	$ 300,787	$ -

The following table presents maturities of operating lease liabilities on an undiscounted basis as of December 31, 2022:

	Operating Leases
2023	108,039
2024	113,794
2025	77,733
(less: imputed interest)	(29,346)
	$ 270,220

Legal Proceedings

Except as described below, we are not currently a party to material pending or known threatened litigation proceedings. However, we frequently become party to litigation in the ordinary course of business, including either the prosecution or defense of claims arising from contracts by and between us and client Associations. Regardless of the outcome, litigation can have an adverse impact on us because of prosecution, defense, and settlement costs, diversion of management resources and other factors.

The Company accrues for contingent obligations, including estimated legal costs, when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, the Company reassesses its position and makes appropriate adjustments to the consolidated financial statements. Estimates that are particularly sensitive to future changes include those related to tax, legal, and other regulatory matters.

On March 9, 2022, legal counsel to a purported stockholder of the Company threatened to file a direct and derivative complaint alleging breaches of fiduciary duty by the Company's officers and directors, primarily with respect to (i) the Amended and Restated Employment Agreements entered into by the Company with each of Mr. Rodgers and Mr. Russell in October 2021; (ii) the approval of actions taken at our 2021 annual meeting of stockholders in December 2021; (iii) payments made to Business Law Group, P.A. in exchange for services provided pursuant to the Services Agreement between the Company and Business Law Group; and (iv) strategic advisory agreements entered into by us in connection with our planned cryptocurrency mining business. On May 20, 2022, the Company and the purported stockholder agreed to a settlement of the stockholder's alleged claims under which the Company is required to seek a new independent director to replace Joel Rodgers within six months of the settlement date, engage a compensation consultant to review certain sections of the Company's executive employment agreements within ninety days of the settlement date, make changes in response to the consultant's recommendation within six months of the settlement date and pay the attorney fees and other related legal costs incurred by the counterparty in an amount of $275,000. The settlement payment is included within "Professional Fees" within our consolidated statements of operations for the Twelve Months ended December 31, 2022. The Company satisfied the other settlement terms in a timely matter.

In October 2021, we entered into a sale and purchase agreement (the "Uptime Purchase Agreement") with Uptime Armory LLC ("Uptime") pursuant to which US Digital agreed to purchase, and Uptime agreed to supply to US Digital, an aggregate of 18 modified 40-foot cargo containers ("POD5ive containers") that will be designed to hold and operate 280 S19 Pro Antminers manufactured by Bitmain. The purchase price of the POD5ive containers totals $3.15 million, of which $2.4 million or 75% was paid in 2021 as a non-refundable down payment and the remaining 25% was paid after Uptime delivered a "notice of completion" of the equipment in 2022. However, no containers have been delivered as of December 31, 2022.

On November 8, 2022, LMFA filed an action in Florida circuit court against Uptime Armory, LLC and Bit5ive, LLC in a case styled US Digital Mining and Hosting Co. LLC v. Uptime Amory, LLC and Bit5ive, LLC (Fla. 11thCir. Ct., November 8, 2022). In that action, we alleged breach of contract and violation of the Florida Deceptive and Unfair Trade Practices Act and are seeking, among other things, damages of $3.15 million for non-delivery of the 18 POD5ive containers. The Defendants in this action filed a motion to compel confidential arbitration action. The court has now stayed the action in the Florida Circuit Court, and ordered the parties to confidential arbitration governed by the American Arbitration Association and the case is proceeding to arbitration. We recorded an impairment charge of $3.15 million on our mining machine deposit in the fourth quarter of 2022 and is reported on our Consolidated Statements of Operations as Impairment loss on prepaid mining machine deposits.

In October 2021, US Digital also entered into a hosting agreement with Uptime Hosting LLC (the "Hosting Agreement") to host the Company's 18 POD5ive containers at a secure location and provide power, maintenance and other services specified in the contract for 6 cents per kilowatt with a term of one year. Under the Hosting Agreement we paid a deposit of $0.8 million in 2021 and were required to pay an additional deposit for each container three months prior to delivery at the hosting site of $44 thousand and a final deposit for each container one month prior to arrival at the hosting site of $44 thousand. The deposits paid for hosting services under the Hosting Agreement are refundable. On June 29, 2022, the Company and Uptime Hosting LLC entered into a Release and Termination Agreement in which the Hosting Agreement was terminated and Uptime Hosting LLC agreed to pay the $0.8 million. We recorded an impairment charge of $0.8 million on our prepaid hosting deposit in the fourth quarter of 2022 and is reported on our Consolidated Statements of Operations as Impairment loss on prepaid hosting deposits.

On September 2, 2022, we filed in Florida circuit court a legal action against Uptime Hosting LLC in an action styled *US Digital Mining and Hosting Co, LLC v. Uptime Hosting, LLC* (Fla. 13[th]Cir. Ct. Sept. 2, 2022) for the return of the deposit and other damages, alleging breach of contract and violation of the Florida Deceptive and Unfair Trade Practices Act. Uptime Hosting LLC has answered the complaint with affirmative defenses and counterclaims for fraudulent inducement and rescission, which we believe are without merit.

Note 11. Income Taxes

Prior to the Company's initial public offering in October 2015, the earnings of the Predecessor, which was a limited liability company taxed as a partnership, were taxable to its members. In connection with the contribution of membership interests to the Company (a C-Corporation formed in 2015), the net income or loss of the Company after the initial public offering is taxable to the Company and reflected in the accompanying consolidated financial statements.

The Company performs an evaluation of the realizability of its deferred tax assets on a quarterly basis. The Company considers all positive and negative evidence available in determining the potential of realizing deferred tax assets, including the scheduled reversal of temporary differences, recent and projected future taxable income and prudent and feasible tax planning strategies. The estimates and assumptions used by the Company in computing the income taxes reflected in the accompanying consolidated financial statements could differ from the actual results reflected in the income tax returns filed during the subsequent year. Adjustments are recorded based on filed returns when finalized or the related adjustments are identified.

Under ASC 740-10-30-5, *Income Taxes*, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company during 2022, 2020 and 2019, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believed that a valuation allowance was necessary based on the more-likely-than-not threshold noted above. The Company has recorded a valuation allowance of approximately $8.5 million as of December 31, 2022 and $3.2 million as of December 31, 2021.

Significant components of the tax expense (benefit) recognized in the accompanying Consolidated Statements of Operations for the years ended December 31, 2022 and December 31, 2021 are as follows:

	Year Ended December 31,	
	2022	2021
Current tax benefit		
Federal	$ 1,196,415	$ 290,238
State	241,651	35,940
Total current tax expense	1,438,066	326,178
Deferred tax expense - Federal	(4,181,816)	1,126,450
Deferred tax expense - State	(1,041,813)	-
Valuation allowance (expense)	5,223,628	(1,126,450)
Income tax expense	$ 1,438,066	$ 326,178

The reconciliation of the income tax computed at the combined federal and state statutory rate of (5.4%) for the year ended December 31, 2022 and 6.1% for the year ended December 31, 2021 to the income tax benefit is as follows:

	Year Ended December 31,		Year Ended December 31,	
	2022	2022	2021	2021
Benefit on net loss	$ (5,553,496)	21.0%	$ 1,445,949	27.1%
Stock based compensation	3,222,271	-12.2%	-	0.0%
Section 382 adjustment	(786,165)	3.0%	-	
Nondeductible expenses	-	-	6,678	0.1%
Valuation allowance (expense)	5,223,627	-19.8%	(1,126,449)	-21.1%
State income taxes, net of federal benefit	(470,684)	1.8%	-	0.0%
Change in tax rate	(197,487)	0.7%	-	-
Tax expense (benefit)/effective rate	$ 1,438,066	-5.4%	$ 326,178	6.1%

The significant components of the Company's deferred tax liabilities and assets as of December 31, 2022 and December 31, 2021 are as follows:

		As of December 31,		
		2022		2021
Deferred tax liabilities:				
Depreciation	$	538,866	$	-
Right to use assets		67,052		-
Deferred vendor stock compensation		-		261,323
Total deferred tax liabilities		605,918		261,323
Deferred tax assets:				
Loss carryforwards - Federal		5,922,644		2,101,401
Loss carryforwards - State		1,195,806		-
Stock option expense		490,892		669,959
Amortization		395,272		503,607
Allowance for credit losses		14,555		16,539
Right to use liability		68,203		-
Unrealized loss on securities		986,639		216,284
Charitable contributions		2,000		-
Total deferred tax asset		9,076,011		3,507,790
Valuation allowance		(8,470,093)		(3,246,467)
Net deferred tax asset	$	-	$	-

As a result of various equity transactions prior to the incorporation, the former members of the Predecessor recognized taxable gains associated with redemption consideration and/or deficit capital accounts totaling approximately $5.25 million. In accordance with ASC 740-20-45-11, the Company accounted for the tax effect of the step up in income tax basis related to these transactions with or among shareholders and recognized a deferred tax asset and corresponding increase in equity of approximately $1.91 million. Federal net operating loss carryforwards of approximately $512,000 related to 2015, $3,959,000 related to 2016, $2,977,000 related to 2017, $1,408,000 related to 2018, $1,950,000 related to 2019, and $5,070,000 related to 2020 will expire in 2035, 2036, 2037, 2038, respectively and net operating loss generated after January 1, 2018 will not expire. The Company's federal and state tax returns for the 2018 through 2021 tax years generally remain subject to examination by U.S. and various state authorities.

Pursuant to IRC §382 of the Internal Revenue Code, the utilization of net operating loss carryforwards and tax credits may be limited as a result of a cumulative change in stock ownership of more than 50% over a three year period. The Company underwent such a change and consequently, the utilization of a portion of the net operating loss carryforwards is subject to certain limitations.

Note 12. Related Party Transactions

Legal services for the Company associated with the collection of delinquent assessments from property owners was performed by a law firm (Business Law Group "BLG") which was owned solely by Bruce M. Rodgers, the chairman and CEO of the Company, until and through the date of its initial public offering in 2015. Following the initial public offering, Mr. Rodgers transferred his interest in BLG to other attorneys at the firm through a redemption of his interest in the firm, and BLG is now under control of those lawyers. The law firm has historically performed collection work primarily on a deferred billing basis wherein the law firm receives payment for services rendered upon collection from the property owners or at amounts ultimately subject to negotiations with the Company.

Under the agreement, the Company paid BLG a fixed monthly fee of $82,000 per month for services rendered. The Company paid BLG a minimum per unit fee of $700 in any case where there is a collection event and BLG received no payment from the property owner. This provision was expanded to also include any unit where the Company has taken title to the unit or where the Association has terminated its contract with either BLG or the Company.

On February 1, 2022, the Company consented to the assignment by BLG to the law firm BLG Association Law, PLLC ("BLGAL") of the Services Agreement, dated April 15, 2015, previously entered into by the Company and Business Law Group, P.A. (the "Services Agreement"). The Services Agreement had set forth the terms under which Business Law Group, P.A. would act as the primary law firm used by the Company and its association clients for the servicing and collection of association accounts. The assignment of the Services Agreement was necessitated by the death of the principal attorney and owner of Business Law Group, P.A. In connection with the assignment, BLGAL agreed to amend the Services Agreement on February 1, 2022, to reduce the monthly compensation payable to the law firm from $82,000 to $53,000 (the "Amendment"). Bruce M. Rodgers is a 50% owner of BLGAL, and the assignment and Amendment was approved by the independent directors of the Company. A $150 thousand termination fee was also paid to BLG in association with the assignment.

The Company had originally engaged BLG on behalf of many of its Association clients to service and collect the Accounts and to distribute the proceeds as required by Florida law and the provisions of the purchase agreements between LMF and the Associations. This engagement was subsequently assigned to BLGAL as described above. Ms. Gould, who is a Director of the Company, worked as the General Manager of BLG and works as the General Manager of BLGAL.

Amounts paid to BLG or BLGAL for the years ended December 31, 2022 and 2021 were approximately $665,000 and $984,700, respectively.

Under the Services Agreement in effect during the years ended December 31, 2022 and 2021, the Company pays all costs (lien filing fees, process and serve costs) incurred in connection with the collection of amounts due from property owners. Any recovery of these collection costs are accounted for as a reduction in expense incurred. The Company incurred expenses related to these types of costs of $63,000 and $97,000, during 2022 and 2021, respectively. Recoveries during the years ended December 31, 2022 and 2021 related to those costs were approximately $75,000 and $93,000, respectively.

The Company also shares office space, personnel and related common expenses with BLGAL (previously BLG). All shared expenses, including rent, are charged to BLGAL based on an estimate of actual usage. Any expenses of BLGAL or BLG paid by the Company that have not been reimbursed or settled against other amounts are reflected as due from related parties in the accompanying consolidated balance sheet. BLGAL and BLG, as applicable were charged a total of approximately $59,600 for the office sub-lease during the years ended December 31, 2022 and 2021, respectively. The charges for certain shared personnel totaled approximately $172,000 and $240,000 for the years ended December 31, 2022 and 2021, respectively.

The Company assessed the collectability of the amount due from BLG and concluded that even though BLG had repaid $252,771 during 2017, it did not have the ability to repay the remaining balance at the end of 2017 and as such took a reserve of approximately $1.4 million for the balance due as of December 31, 2017. In 2021 and 2020, the Company subsequently recouped $200,000 and $500,000, respectively, of this write-off. Additional recoveries of the reserve are not expected. No amounts were recouped in 2022.

Amounts payable to BLGAL and BLG in aggregate as of December 31, 2022 and 2021 were approximately $63,000 and $121,000, respectively.

Note 13. Stockholders' Equity

Stock Issuance
On October 18, 2021, the Company entered into an Underwriting Agreement with Maxim Group LLC on behalf of itself and as representative of the underwriters named therein (the "Underwriting Agreement"), pursuant to which the Company issued and sold, in an underwritten public offering (the "Public Offering"), 6,315,780 units, with each unit consisting of one share of common stock, $0.001 par value per share ("Common Stock"), and one warrant to purchase one share of Common Stock (the "Common Warrants"). The units were sold to the public at the price of $4.75 per unit.

On October 19, 2021, the Public Offering closed, resulting in gross proceeds to the Company of approximately $30,000,000, before deducting the underwriting discounts and commissions and estimated offering expenses. The Company also granted to the underwriter a 45-day option to purchase up to an additional 947,367 shares of Common Stock ("Option Shares") and/or warrants ("Option Warrants") to purchase up to 947,367 shares of Common Stock (the "Over-Allotment Option"). The underwriter partially exercised the Over-Allotment Option, and the Company thereby issued and sold the additional 947,367 Option Warrants, in a simultaneous closing with the Public Offering on October 19, 2021. On October 20, 2021, the underwriter exercised the remainder of the Over-Allotment Option, and the Company thereby issued and sold the additional 947,367 Option Shares (the "October 20 Over-Allotment Closing").

The Common Warrants issued in the offering are immediately exercisable and entitle the holder to purchase one share of Common Stock at an exercise price equal to $5.00 and expire on the fifth anniversary of the issuance date. The Common Warrants may be exercised on a cashless basis if there is no effective registration statement available for the resale of the shares of common stock underlying such warrants.

The Company agreed to an underwriting discount of 8% of the public offering price of the Units sold in this offering. In addition, the Company issued to Maxim Group LLC (or its designee) warrants to purchase to purchase an aggregate of 3% of the number of shares of Common Stock sold in the Public Offering, which warrants entitle the holder to purchase up to an aggregate of 217,894 shares of Common Stock after the October 20 Over-Allotment Closing (the "Representative's Warrants"). The Representative's Warrants have an exercise price equal to $5.94, which is 110% of the offering price in the Public Offering. The Representative's Warrants may be exercised on a cashless basis and became exercisable six months following the closing date until April 16, 2025.

The Company issued 200,000 shares on November 4, 2021 pursuant to an agreement that is for one year with two vendors who provide consulting in the blockchain and crypto currency field. The total fair value of the stock at the time of issuance was approximately $1,318,000 of which we expensed $1,098,331 and $219,667 for the years ended December 31, 2022 and 2021, respectively.

The Company also issued 73,940 shares to management as part of their employment contracts of which $229,500 was expensed. The shares were physically issued in February 2022.

Stock Warrants

The following is a summary of the stock warrant plan activity during the years ended December 31, 2022 and 2021:

	2022		2021	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Warrants Outstanding at Beginning of the year	7,702,441	$5.00	2,718,012	$4.20
Granted	-	-	7,481,041	5.03
Exercised	-	-	2,496,612	4.22
Adjustment	-	-	-	-
Forfeited	25,000	4.50	-	-
Warrants Outstanding and Exercisable at End of Year	7,677,441	$5.00	7,702,441	$5.00

The aggregate intrinsic value of the outstanding common stock warrants as of December 31, 2022 and 2021 was approximately $0 and $177,000, respectively.

On October 31, 2018, the Company issued warrants as part of its secondary offering that allowed for the right to purchase 500,000 shares of common stock at an exercise price of $12.00 per share which were subsequently adjusted due to an issuance of shares in August 2020 to $3.35 per share. These warrants have an average remaining life of .8 years as of December 31, 2022 and expire in the year 2023. During the year ended December 31, 2021 warrants for 299,000 shares were exercised for approximately $1,004,000. No warrants were exercised during the year ended December 31, 2022.

On August 18, 2020, the Company issued warrants as part of its secondary offering that allowed for the right to purchase 2,240,000 shares of common stock at an exercise price of $4.50 per share. These warrants have an average remaining life of 2.63 years as of December 31, 2022 and expire in the year 2025. During the years ended December 31, 2021, warrants for 1,901,700 shares were exercised for $8,539,800. No warrants were exercised during the year ended December 31, 2022.

On April 2, 2018, the Company issued warrants that allowed for the right to purchase 8,000 shares of common stock at an exercise price of $33.03 per share. If at any time these warrants are outstanding, the Company combines its outstanding shares of common stock into a smaller number of shares or enters into a corporate action or transaction to change the number of outstanding shares of common stock, then the exercise price will be adjusted along with the number of shares that can be purchased under this agreement. Due to the subsequent issuance of stock and warrants on October 31, 2018, these warrants represented the right to purchase 155,412 shares of common stock at an exercise price of $1.70 per share. These warrants were exercised under a cashless option for 129,836 common shares during the year ended December 31, 2021.

As part of its underwriting agreement dated, October 31, 2018, the Company issued additional warrants, effective May 1, 2019, to its underwriter as part of its secondary offering that allowed for the right to purchase 25,000 shares of common stock at an exercise price of $13.20 per share on or after May 1, 2019. These warrants expired on May 2, 2022.

During the year ended December 31, 2021, warrants for 140,500 shares related to the 2021 Public Offerings were exercised for approximately $702,000.

Stock Options

The following is a summary of the stock option plan activity during the years ended December 31, 2022 and 2021:

| | 2022 | | 2021 | |
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options Outstanding at Beginning of the year	3,956,827	$ 6.20	3,860	$ 302.55
Granted	764,435	0.59	3,953,067	5.95
Cancelled	3,600,000	5.95	-	-
Forfeited	-	-	100	625.00
Options Outstanding at End of Year	1,121,262	$ 3.26	3,956,827	$ 6.20
Options Exercisable at End of Year	182,660	$ 11.88	3,760	$ 302.55

The 2015 Omnibus Incentive Plan provided for the issuance of stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, shares of our common stock, dividend equivalent units, incentive cash awards or other awards based on our common stock. This plan was reconstituted into a new 2021 Omnibus Plan. The 2021 Omnibus Plan is intended to allow us to continue to use equity awards as part of our ongoing compensation strategy for our key employees. Awards under the Plan will support the creation of long-term value and returns for our stockholders.

Awards may be granted alone or in addition to, in tandem with, or (subject to the 2021 Omnibus Incentive Plan's prohibitions on repricing) in substitution for any other award (or any other award granted under another plan of ours or of any of our affiliates).

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on the historical and expected volatility of the Company. The expected life (in years) was determined using historical data to estimate options exercise patterns. The Company does not expect to pay any dividends for the foreseeable future thus a value of zero was used in the calculation. The risk-free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted options. The Company recognizes this value as an expense over the period in which the stock options vest.

The maximum term of an option is 10 years from the date of grant.

Option Awards – Fiscal Year 2021

In October 2021 the Company granted to its directors a total of 68,067 stock options at an exercise price of $5.95 per share that expire after 10 years. These awards will vest over a twelve month period with 50% after 6 months and the remaining 50% at end of twelve months. The grant date fair value of the options was $5.43.

The options awarded to the directors were valued using the Black-Scholes option pricing model. Total expense to be recognized after adjusting for forfeitures for the director options for these 2021 awards is approximately $332,600.

Significant assumptions used in the option-pricing model to fair value options granted were as follows:

	2021
Risk-free rate	1.23%
Expected life	5.37 years
Expected volatility	128%
Expected dividend	—

In October 2021 the Company granted to its employees a total of 3,885,000 stock options at an exercise price of $5.95 per share that expire after 10 years. These awards will vest and become exercisable with respect to one third (1/3) of the total option shares on the first anniversary the issue date, and one thirty sixth (1/36) of the total option shares on the last day of each month thereafter (beginning with the first full month after the month in which the first anniversary of the vesting issue date occurs) but accelerate vesting if the share price exceeds $12.00 per share for ten consecutive trading days. The average grant date fair value of the options was $4.85.

The options awarded to its employees in 2021 were valued using the Monte Carlo option pricing model due to a market condition.

Significant assumptions used in the option-pricing model to fair value options granted were as follows:

	2021
Risk-free rate	1.58%
Cost of Equity	15.56%
Expected volatility	123.42%
Price Hurdle	$ 12.00
Expected life	10 years
Expected dividend	—

On November 18, 2022, the Company and the CEO and CFO agreed to cancel options representing 3.6 million shares that were issued in October 2021 with a an exercise price of $5.95 per share. The cancellation was treated as a settlement for no consideration and all remaining unrecognized compensation as of the date of cancellation was accelerated. This resulted in recognition of approximately $5.3 million of stock compensation expense associated with the award cancellation.

Option Awards – Fiscal Year 2022

In December 2022 the Company granted to a director a total of 37,314 stock options at an exercise price of $0.67 per share that expire after 10 years. In December 2022 the Company granted to its directors a total of 727,121 stock options at an exercise price of $0.59 per share that expire after 10 years. Both of these awards will vest over a twelve month period with 50% after 6 months and the remaining 50% at end of twelve months. The grant date fair value of the options was $0.58 and $0.50, respectively.

The options awarded to the directors were valued using the Black-Scholes option pricing model. Total expense to be recognized after adjusting for forfeitures for the director options for these 2022 awards is approximately $409 thousand.

Significant assumptions used in the option-pricing model to fair value options granted were as follows:

	2022
Risk-free rate	3.53% - 3.83%
Expected volatility	119%
Expected life	10 years
Expected dividend	—

Compensation expense recognized for stock options for the years ended December 31, 2022 and 2021 was approximately $16.6 million and $2.3 million, respectively. The remaining unrecognized compensation cost associated with unvested stock options as of December 31, 2022 and 2021 is approximately $0.6 million and $16.8 million, respectively.

At December 31, 2022 and 2021, the stock options had a remaining life of approximately 9.6 years and 9.8 years, respectively.

The aggregate intrinsic value of the outstanding common stock options as of December 31, 2022 and 2021 was $0 and $0 respectively.

Note 14. Segment Information

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company has two reportable segments: Specialty Finance and Mining Operations. The guidance requires that segment disclosures present the measure(s) used by the CODM to decide how to allocate resources and for purposes of assessing such segments' performance. The Company's CODM uses revenue, income from operations and income before taxes of our reporting segments to assess the performance of the business of our reportable operating segments.

No operating segments have been aggregated to form the reportable segments. The corporate oversight function, and other components that may earn revenues that are only incidental to the activities of the Company are aggregated and included in the "All Other" category.

The Specialty Finance segment generates revenue from providing funding to nonprofit community associations. The Mining Operations segment generates revenue from the Bitcoin the Company earns through its mining activities.

	Year Ended December 31, 2022			
	Specialty Finance	Mining Operations	All Other	Total
Revenue, net	$ 788,391	$ 945,560	$ -	$ 1,733,951
Depreciation and Amortization	3,348	471,049	3,623	478,020
Operating loss	(1,122,872)	(1,014,327)	(22,538,786)	(24,675,985)
Realized loss on securities	-	-	(349,920)	(349,920)
Realized gain on convertible debt securities	-	-	287,778	287,778
Realized gain on sale of digital assets	-	-	20,254	20,254
Unrealized gain on investment and equity securities	-	-	4,423,985	4,423,985
Unrealized loss on marketable securities	-	-	(56,830)	(56,830)
Impairment loss on digital assets	-	-	(467,406)	(467,406)
Impairment loss on prepaid deposits	-	(3,150,000)	-	(3,150,000)
Impairment loss on prepaid hosting deposits	-	(1,790,712)	-	(1,790,712)
Digital assets other income	-	-	5,658	5,658
Interest income	-	-	399,094	399,094
Dividend income	-	-	3,875	3,875
Loss on disposal of assets	-	-	(38,054)	(38,054)
Loss before income taxes	(1,122,872)	(5,993,094)	(19,329,255)	(26,445,221)
Fixed Asset Additions	1,612	27,683,559	5,304	27,690,475

	Year Ended December 31, 2021			
	Specialty Finance	Mining Operations	All Other	Total
Revenue, net	$ 898,941	$ -	$ -	$ 898,941
Depreciation and Amortization	10,409	-	678	11,087
Operating loss	(787,812)	-	(7,644,567)	(8,432,379)
Realized gain on securities	-	-	13,817,863	13,817,863
Realized gain on sale of digital assets	-	-	502,657	502,657
Unrealized gain on investment and equity securities	-	-	886,543	886,543
Unrealized loss on convertible debt security	-	-	(407,992)	(407,992)
Unrealized loss on marketable securities	-	-	(1,387,590)	(1,387,590)
Impairment loss on digital assets	-	-	(23,720)	(23,720)
Dividend income	-	-	2,113	2,113
Interest income	-	-	211,427	211,427
Interest expense	-	-	(653)	(653)
Forgiveness of Debt	-	-	157,250	157,250
Income (loss) before income taxes	(787,812)	-	6,117,106	5,329,294
Fixed Asset Additions	5,664	-	8,747	14,411

Note 15. Subsequent Events

On January 26, 2023, the Company entered into a hosting agreement (the "Phoenix Hosting Agreement") with Phoenix Industries Inc. ("Phoenix") pursuant to which Phoenix agreed to host 228 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of two years. This Phoenix Hosting Agreement will renew automatically for an additional two years if we provide written notice to Phoenix of its desire of renewal at least sixty (60) days in advance of the conclusion of the initial term of two years, unless terminated sooner pursuant to the terms of the Phoenix Hosting Agreement. As required under the Phoenix Hosting Agreement, the Company paid approximately $36 thousand as a deposit in January 2023. These machines were energized in January 2023.

On March 9, 2023, the Company entered into a hosting agreement (the "Longbow Hosting Agreement") with Longbow HostCo LLC. ("Longbow") pursuant to which Longbow agreed to host 500 of the Company's Bitcoin Miner S19J Pro machines at a secure location and provide power, maintenance and other services specified in the contract with a term of two years. Upon written request from us at least ninety (90) days prior to the conclusion of the then current term and approval by Longbow, the term shall renew for successive one (1) year periods with a three percent (3%) increase as of the commencement of each renewal term unless terminated sooner pursuant to the terms of the Longbow Hosting Agreement. As required under the Longbow Hosting Agreement, the Company paid approximately $157 thousand as a deposit in March 2023.

On March 24, 2023, SeaStar Medical repaid $0.9 million of its $3.8 million outstanding note receivable.

On January 18, 2023, SeaStar Medical repaid the $268 thousand advanced by the Company for working capital needs on November 2, 2022.

Exhibit Index

Exhibit Number	Description
3.1	Certificate of Incorporation of LM Funding America, Inc., as amended (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on January 24, 2022 (Registration No. 333-262316))
3.2	Restated By-Laws of LM Funding America, Inc. (incorporated by reference to Exhibit 3.2 to the Form 10-Q filed on November 17, 2022)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (Amendment No. 2) filed on August 27, 2015 (Registration No. 333-205232))
4.2	Form of Common Warrant. (incorporated by reference to Exhibit 4.1 to Form 8-K filed on November 5, 2018)
4.3	Form of Underwriter's Warrant. (incorporated by reference to Exhibit 4.2 to Form 8-K filed on November 5, 2018)
4.4	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 18, 2020)
4.5	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.8 of the Form 10-K filed on April 14, 2020)
4.6	Representative's Warrant, dated September 8, 2021 (incorporated by reference from Exhibit 4.1 from Form 8-K filed on September 9, 2021)
4.7	Form of Investor Warrant (incorporated by reference from Exhibit 4.2 from Form 8-K filed on September 9, 2021)
4.8	Form of Representative's Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on October 20, 2021)
4.9	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed on October 20, 2021)
4.10	Form of Common Stock Warrant (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on December 7, 2021)
10.1#	LM Funding America, Inc. 2015 Omnibus Incentive Plan. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on October 23, 2015)
10.2#	Form of LM Funding America, Inc. 2015 Omnibus Incentive Plan Stock Option Award Agreement. (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on October 23, 2015)
10.3#	Form of LM Funding America, Inc. 2015 Omnibus Incentive Plan Restricted Stock Award Agreement. (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on October 23, 2015)
10.4	Software License Agreement, dated April 15, 2015, between LM Funding, LLC and Business Law Group, P.A. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed on June 25, 2015 (Registration No. 333-205232))
10.5#	Form of Indemnification Agreement entered into between LM Funding America, Inc. and its directors and officers. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-1 filed on June 25, 2015 (Registration No. 333-205232)
10.6#	Warrant Agreement dated January 25, 2021 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 25, 2021)
10.7#	Amended and Restated Employment Agreement of Bruce M. Rodgers, dated October 27, 2021, by and between the Company and Bruce M. Rodgers (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on November 1, 2021)
10.8#	Amended and Restated Employment Agreement of Richard Russell, dated October 27, 2021, by and between the Company and Richard Russell (incorporated by reference to Exhibit 10.7 to the Form 8-K filed on November 1, 2021)
10.9#	Employment Agreement, dated October 27, 2021, by and between the Company and Ryan Duran (incorporated by reference to Exhibit 10.8 to the Form 8-K filed on November 1, 2021)
10.10#	LM Funding America, Inc. 2021 Omnibus Incentive Plan. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 1, 2021)
10.11	Symbiont Secured Note dated December 1, 2021, between LMFA Financing LLC and Symbiont Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 7, 2021)
10.12#	Form of Stock Option Award Agreement (2021 Omnibus Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 1, 2021)
10.13#	Form of Stock Option Award Agreement for executive officer option grants made on October 28, 2021 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 1, 2021)
10.14#	Form of Stock Option Award Agreement for non-employee directors (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on November 1, 2021)
10.15#	LM Funding America, Inc. Non-Employee Director Compensation Program, as amended (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 18, 2022)
10.16	Services Agreement Amendment dated effective as of February 1, 2022, between LM Funding America, Inc. and BLG Association Law, PLLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 4, 2022)

Exhibit Number	Description
10.17	Master Services Agreement, entered into September 6, 2022 but effective as of August 29, 2022, between Core Scientific, Inc. and U.S. Digital Mining and Hosting Co, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed September 8, 2022)
10.18	Consolidated Amended and Restated Promissory Note, dated October 28, 2022, issued by SeaStar Medical Holding Corporation. to LMFAO Sponsor, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed November 3, 2022)
10.19	Amended and Restated Promissory Note, dated October 28, 2022, issued by SeaStar Medical, Inc. to LM Funding America, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed November 3, 2022)
10.20	Security Agreement, dated October 28, 2022, among SeaStar Medical Holding Corporation, SeaStar Medical, Inc., and LMFAO Sponsor, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K filed November 3, 2022)
10.21	Security Agreement, dated October 28, 2022, among SeaStar Medical, Inc., SeaStar Medical, Inc., and LM Funding America, Inc. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed November 3, 2022)
10.22#	Amendment No. 1 to Amended and Restated Employment Agreement, dated November 16, 2022, by and between the Company and Bruce Rodgers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed November 18, 2022)
10.23#	Amendment No. 1 to Amended and Restated Employment Agreement, dated November 16, 2022, by and between the Company and Richard Russell (incorporated by reference to Exhibit 10.2 to the Form 8-K filed November 18, 2022)
21.1*	Subsidiaries of the registrant.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

\#   Indicates a management contract or compensatory arrangement.

*   Filed herewith.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

LM FUNDING AMERICA, INC.

Date: March 31, 2023

By: /s/ Bruce M. Rodgers

Bruce M. Rodgers
Chief Executive Officer and Chairman of the Board

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce M. Rodgers and Richard Russell and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Bruce M. Rodgers **Bruce M. Rodgers**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 31, 2023
/s/ Richard Russell **Richard Russell**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2023
/s/ Carollinn Gould **Carollinn Gould**	Member of the Board of Directors	March 31, 2023
/s/ Andrew Graham **Andrew Graham**	Member of the Board of Directors	March 31, 2023
/s/ Frank Silcox **Frank Silcox**	Member of the Board of Directors	March 31, 2023
/s/ Todd Zhang **Todd Zhang**	Member of the Board of Directors	March 31, 2023
/s/ Douglas McCree **Douglas McCree**	Member of the Board of Directors	March 31, 2023
/s/ Frederick Mills **Frederick Mills**	Member of the Board of Directors	March 31, 2023

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